2025
Notice of Annual Meeting & Proxy Statement

Johnson&Johnson

March 12, 2025

Notice of Annual Meeting & Proxy Statement

Time
Thursday, April 24, 2025
10:00 a.m., Eastern Time

Location
www.virtualshareholder
meeting.com/JNJ2025

Record Date
February 25, 2025

Voting
You are eligible to vote if you were a shareholder of record at the close of business on February 25, 2025. Ensure that your shares are represented at the meeting by voting in one of several ways:

 To vote **via the internet** prior to the meeting, go to the website listed on your proxy card or notice.

 To vote **by phone**, call the telephone number specified on your proxy card or on the website listed on your notice.

 If you received paper copies of your proxy materials, mark, sign, date and return your proxy card in the postage-paid envelope provided to vote **by mail**.

Whether or not you plan to attend the Annual Meeting, we call on you to vote and submit your proxy in advance of the meeting by using one of the methods described above.

Items of business

1 Elect the 11 nominees named in this Proxy Statement to serve as Directors for the coming year.

2 Vote, on an advisory basis, to approve named executive officer compensation.

3 Ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025.

4-5 Vote on the two shareholder proposals contained in this Proxy Statement, if properly presented at the Annual Meeting.

Transact such other matters as may properly come before the Annual Meeting and at any adjournment or postponement of the Annual Meeting.

You are invited to attend the Annual Meeting of Shareholders of Johnson & Johnson.

The 2025 Annual Meeting will be held online in a virtual format.

You or your proxyholder will be able to attend the 2025 Annual Meeting online, vote and submit questions by visiting **www.virtualshareholdermeeting.com/ JNJ2025** and using the 16-digit control number included on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials.

By order of the Board of Directors,

Marc [signature]

Marc Larkins
Worldwide Vice President, Corporate Governance
Corporate Secretary

Important notice regarding the availability of Proxy Materials for the Annual Meeting of Shareholders of Johnson & Johnson to be held on April 24, 2025.

The Proxy Statement and Annual Report to Shareholders are available at www.investor.jnj.com/asm

Table of contents

Index of frequently requested information (alphabetical)

Our Credo

We believe our first responsibility is to the patients, doctors and nurses, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to provide value, reduce our costs and maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our business partners must have an opportunity to make a fair profit.

We are responsible to our employees who work with us throughout the world. We must provide an inclusive work environment where each person must be considered as an individual. We must respect their diversity and dignity and recognize their merit. They must have a sense of security, fulfillment and purpose in their jobs. Compensation must be fair and adequate and working conditions clean, orderly and safe. We must support the health and well-being of our employees and help them fulfill their family and other personal responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide highly capable leaders and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must help people be healthier by supporting better access and care in more places around the world. We must be good citizens - support good works and charities, better health and education, and bear our fair share of taxes. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed, investments made for the future and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson&Johnson

A message from our Lead Director

Dear fellow shareholders,

Thank you for your continued investment in and support of Johnson & Johnson. It is a privilege to serve as Lead Director. My fellow Directors and I recognize that our responsibilities are to you, our shareholders, and the governance processes we established enable the Board to maintain consistent oversight over the Company's strategic objectives and execution.

The Board continues to prioritize the collective skills and expertise that, taken together, promote effective guidance to the CEO and the Company's Innovative Medicine and MedTech businesses. We devote considerable time to reviewing Board composition and prioritize thoughtful Board succession planning, as is evident in the successful transition of Lead Director and Audit Committee Chair over the past year.

Regular meetings of the Board and its Committees ensure the Board is well-informed on the two segments' business strategies and pipeline progress. The Board also remains focused on the risks presented by the evolving, complex global environment in which the Company operates. Through internal and external engagements, the Board routinely gathers insights related to the Company's risk profile. This work uniquely positions the Board to harness its collective experiences in global business, healthcare systems, complex scientific research, and government to support management in guiding the long-term success of the Company.

Johnson & Johnson has proudly maintained a disciplined capital allocation strategy that affords it the opportunity to deploy capital across the enterprise in support of its patients, employees, shareholders and other stakeholders. Since the beginning of 2024, the Company has invested approximately $50 billion in research and development, mergers and acquisitions – such as Shockwave and the recently announced Intra-Cellular Therapies – and more than 40 other early-stage collaborations and partnerships. The Company's strong balance sheet enabled an increase to the annual dividend for the 62nd consecutive year.

We believe that Johnson & Johnson has a strong future, and the Board is unwavering in its support of the Company's commitment to tackling the world's toughest health challenges. The Board prioritizes stakeholder feedback, which includes reviewing our voting results each year. Your vote is important and on behalf of the Board, I encourage you to review the voting recommendations in this Proxy Statement, and I welcome your perspectives throughout the year.

Sincerely,

Marillyn A. Hewson

Marillyn A. Hewson
Lead Director

Living into Our Credo

Our Credo is a lasting expression of our values at Johnson & Johnson. It inspires a deep sense of purpose, guiding us to continuously put people first and holding us responsible to all those who use our products, our employees, and the communities in which we live and work. We are focused on tackling the world's toughest health challenges to deliver transformational healthcare innovation, patient experience and access. Every day, we strive to lead with impact to make meaningful contributions to each of the pillars memorialized in Our Credo, including the following:

Meeting the needs of patients, doctors and nurses

Advancing access to our products

>2.6 billion doses

of Vermox® delivered since 2006, treating up to **100 million** children and women for intestinal worms annually.

Championing a thriving health workforce

1.9 million nurses

impacted each year through our efforts to champion, attract and strengthen an innovative and thriving workforce that improves care.

Strengthening health systems

500,000 health workers

to be trained through collaborative efforts in Latin America and the Caribbean to help build strong and resilient health systems and bring more communities closer to care.

Empowering our employees

We care for our employees' physical, mental, emotional and financial health

Care

88% of responding employees agreed with the statement, "J&J senior leadership supports the health and well-being of employees," emphasizing the strength of our comprehensive benefits and wellbeing offerings.

Helping employees turn passions into future skills

Learn

We invest in the growth and development of our employees in many ways, from personalized education, mentorship and GROW gigs to hone and build new skills and expertise.

Foster a culture of inclusion and belonging that drives engagement and retention of our global talent

Include

85% of employees agree that J&J provides an inclusive work environment where each employee is considered an individual.

Enriching the communities in which we live and work

Delivering on environmental commitments

>80%

of our global electricity comes from renewable sources, including **100%** for our operations in Europe, the U.S. and Canada.

Closing the gap between communities and care

>50 million children

around the world received comprehensive eye health services, including helping **650,000** students access treatment and surgeries while also providing **515,000** pairs of eyeglasses to students.

Employees leading the way

30,000 hours

dedicated by employees to community partners in 2024. Plus over **$30 million** through matching gifts to support **9,500** nonprofit organizations around the world.

Delivering for our shareholders

26 Innovative Medicine products and MedTech platforms > $1 billion in annual sales



Innovative Medicine (14)[1]: Stelara (ustekinumab), DARZALEX (daratumumab), INVEGA SUSTENNA (paliperidone palmitate), Imbruvica (ibrutinib), Simponi (golimumab), Spravato (esketamine), Tremfya (guselkumab), Erleada (apalutamide), Xarelto (rivaroxaban), Opsumit (macitentan), Remicade (infliximab), Uptravi (selexipag), Symtuza (darunavir/cobicistat/emtricitabine/tenofovir alafenamide tablets), EDURANT (rilpivirine) tablets

MedTech (12): Electrophysiology, Contact Lenses, Wound Closure, Trauma, Biosurgery, Hips, Endocutters, Knees, Energy, Surgical Vision, Abiomed, Spine

A strong, consistent, sustainable business



~$20B of free cash flow. Year over year increase of ~$1.6B[2]

62 consecutive years of dividend increases

~$50B invested in research and development and inorganic innovation since January 2024[3]

27 Innovative Medicine regulatory approvals in major markets

15 major products launched in MedTech

Driving scientific innovation through significant pipeline advancements

Innovative Medicine

18 positive readouts reported for registrational studies

17 Phase 3 studies initiated

49 filings submitted across major markets

MedTech

10 major products achieved full market release

18 clinical trial programs progressed, including the IDE approval for our OTTAVA robotic surgical system



Sales[4] by geographic area
Dollars in billions

	2022	2023	2024
Total	80.0	85.2	88.8
International	38.0	38.7	38.5
U.S.	42.0	46.4	50.3

■ U.S. ■ International

Net earnings[4]
Dollars in billions

	2022	2023	2024
Non-GAAP Adjusted Net Earnings	23.8	25.4	24.2
GAAP: Net Earnings	16.4	13.3	14.1

■ GAAP: Net Earnings — Non-GAAP:[5] Adjusted Net Earnings

Earnings per share[4]
Dollars

	2022	2023	2024
Non-GAAP Adjusted EPS	8.93	9.92	9.98
GAAP: EPS	6.14	5.20	5.79

■ GAAP: EPS — Non-GAAP:[5] Adjusted EPS

Note: All data included is based on 2024 full year unless noted otherwise. Non-GAAP reconciliation schedules can be found on page 135. Sales figures may not sum to total due to rounding.

1. SIMPONI includes SIMPONI and SIMPONI ARIA.
2. Non-GAAP measure; defined as cash flow from operating activities, less additions to property, plant and equipment.
3. Includes the amount committed toward the planned acquisition of Intra-Cellular Therapies.
4. 2022 and 2023 results have been recast to reflect the continuing operations of Johnson & Johnson.
5. Non-GAAP measure; excludes intangible amortization expense and special items.

2025 Proxy Statement – summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider. Please read the entire Proxy Statement carefully before voting.

1 Election of 11 Director nominees

- Highly qualified slate of Director nominees with broad and relevant leadership experience.
- All nominees are independent, except the Chairman and CEO.
- Average Director tenure is approximately five and a half years, with frequent refreshment.

✓ **The Board recommends a vote FOR each Director nominee.**
See page 13

Director nominee snapshot

Independence

1
91%
Independent
10

■ Independent

Average age

2
1
64
years old
8

■ 50s   ■ 60s   ■ 70s

Average tenure

1
2
2
~5.5
years
6

■ 0-2 years   ■ 6-9 years
■ 3-5 years   ■ 10+ years

Board composition

3		2
5		6

■ Women   ■ Men   ■ African American/Black   ■ Hispanic/Latino

Director skills

🎓 **7** out of 11 Academia/ Government	🖥 **4** out of 11 Digital	👥 **10** out of 11 Executive Leadership	📊 **7** out of 11 Financial	🩺 **7** out of 11 Healthcare Industry
🌐 **7** out of 11 International Business/Strategy	💊 **4** out of 11 Marketing/Sales	📰 **8** out of 11 Regulatory	⚛ **6** out of 11 Science/ Technology	

<table>
<tr><td>**2**</td><td colspan="2">**Advisory vote to approve named executive officer compensation (Say on Pay)**</td></tr>
</table>

- The Compensation & Benefits Committee provides independent oversight with the assistance of an independent external advisor.
- Executive compensation targets are determined based on an annual review of publicly available information and executive compensation surveys among the executive peer group.

 **The Board recommends a vote FOR this proposal.**
See page 52

Base salary, annual incentive and long-term incentives

Below we describe the components of our total direct compensation, how we determine each component's amount and why we pay them.

Component	Form	Vesting / performance period	How amount is determined	Why we pay each component

Base salary	Cash	Ongoing	• We base salary rates on:
			  • Competitive data
			  • Scope of responsibilities
			  • Work experience
			  • Time in position
			  • Internal equity
			  • Individual performance
				• Recognizes job responsibilities.

Annual incentive	Cash	1 year	• We set target awards as a percent of salary based on competitive data. • We determine award payouts based on business and individual performance.	• Motivates attainment of our near-term priorities, consistent with our long-term strategic plan.
Long-term incentives	Equity	3 years (options: 10-year term)	• We set target awards as a percent of salary based on competitive data. • We grant long-term incentives based on business and individual performance, contribution and long-term potential. • We determine payouts based on achievement of long-term operational goals, total shareholder return (TSR) and share price appreciation.	• Motivates attainment of our long-term goals, TSR and share price growth. • Retains executives.

Long-term incentives

Below we describe the forms of long-term incentives we use for our named executive officers, their weighting, performance periods, how the payouts are determined and why we use them.

Long-term incentive form	Mix	Vesting / performance period	How payouts are determined	Why we use them
Performance share units (PSUs)	**60%**	• 0% to 200% vested three years after grant	• **1/2 Earnings per share:** three-year cumulative adjusted operational EPS. • **1/2 Relative TSR:** three-year compound annual growth rate versus the competitor composite peer group. • **Share price**	• Aligns with our long-term objective of growing quality earnings. • Reflects overall TSR outcomes relative to our competitors. • Ties PSU value directly to the share price.
Options	**30%**	• 1/3 of grant vests per year • 10-year term	• **Share price appreciation**	• Motivates share price appreciation over the long-term. • Reinforces emphasis on long-term growth aligned with our objectives.
Restricted share units (RSUs)	**10%**	• 1/3 of grant vests per year	• **Share price**	• Ties RSU value directly to the share price.

Notes:

• Cumulative adjusted operational EPS is a non-GAAP measure. See page 85 for details.

• No dividend equivalents are paid on our PSUs, options or RSUs.

2024 Say on Pay results

Approximately 90% of shares voted supported Say on Pay at our Annual Meeting in 2024. We continued to discuss our executive compensation program with our shareholders during the 2024 engagement cycle, and we describe in more detail our Say on Pay results, what we heard and what we did on page 58.

3 Ratification of appointment of independent registered public accounting firm

- PricewaterhouseCoopers LLP is an independent accounting firm with the breadth of expertise and knowledge necessary to effectively audit our business.
- Independence supported by periodic mandated rotation of the audit firm's lead engagement partner.
- New lead engagement partner selected in connection with the mandated rotation every five years.

✓ **The Board recommends a vote FOR this proposal.**
See page 121

4 Shareholder proposal — shareholder opportunity to vote on excessive golden parachutes

- Johnson & Johnson has already implemented a new Executive Officer Cash Severance Policy that expressly requires shareholder approval for cash severance payments of the nature described in the proposal.
- Beyond the new Executive Officer Cash Severance Policy, Johnson & Johnson has a longstanding and effective U.S. Severance Pay Plan (Severance Plan) that applies to all full-time U.S. employees who are involuntarily terminated and provides a maximum cash severance of 2.0x salary, well below the cash severance threshold of 2.99x the sum of salary and target bonus in the proposal.
- An overly broad severance policy that includes limitations on the vesting or payout of equity grants would significantly impact the Company's competitiveness and ability to attract the best executive talent.
- Johnson & Johnson takes a thoughtful, disciplined overall approach to executive compensation, and shareholders have consistently conveyed very high levels of support for our executive compensation program and practices.

✗ **The Board recommends a vote AGAINST this proposal.**
See page 124

5 Shareholder proposal — produce a human rights impact assessment

- The proposal seeks a "human rights impact assessment," but is fundamentally about pricing and access to medicines, an issue where Johnson & Johnson has a long history of commitment and leadership.
- Anchored in Our Credo, Johnson & Johnson is an industry leader in its role in access to medicines and access to healthcare.
- Johnson & Johnson has a longstanding commitment to respecting human rights that is reflected in its comprehensive Position on Human Rights and human rights program.
- The Company is committed to continuously strengthening its approach to human rights, including due diligence processes, reporting and disclosure.

 **The Board recommends a vote AGAINST this proposal.**
See page 126

Board of Directors and corporate governance

1 Election of Directors

There are 11 Director nominees for election at our 2025 Annual Meeting to hold office until the next Annual Meeting and until their successors have been duly elected and qualified.

All of the Director nominees were elected to the Board at the last Annual Meeting. All Director nominees are currently serving as Directors of the Company.

 **The Board of Directors recommends a vote FOR election of each of the below-named Director nominees.**

2025 Board nominees



D. Adamczyk



M. C. Beckerle



J. A. Doudna



J. Duato



M. A. Hewson



P. A. Johnson



H. Joly



M. B. McClellan



M. A. Weinberger



N. Y. West



E. A. Woods

Director nomination process and Board refreshment

Board refreshment and composition is an area of particular focus at Johnson & Johnson. The Board has a proven record of strategic and consistent refreshment, seeking new Directors with appropriate skills, qualifications and backgrounds consistent with the criteria established in our Principles of Corporate Governance, available at www.investor.jnj.com/corporate-governance. The Board also ensures that new Directors are able to dedicate sufficient time to the Board and deliver a high level of performance of their duties.

The Board has welcomed five new directors in the past five years.

The Board has a policy of mandatory director retirement at age 72. The Board considers exceptions to this policy when in the best interests of the Company.

Understanding the importance of Board composition and refreshment for effective oversight, the Nominating & Corporate Governance Committee strives to maintain a Board of Directors, reflecting differences in skills, regional and industry experience, perspectives, background and other characteristics that are applicable to our Company's business strategy. The Nominating & Corporate Governance Committee annually considers the size, composition and needs of the Board, reviews potential candidates for the Board and recommends Director nominees for approval.

The Nominating & Corporate Governance Committee considers suggestions from many sources, including shareholders, regarding potential candidates to serve on the Board. All recommendations, together with appropriate biographical information, should be submitted to the Office of the Corporate Secretary at our principal office address as set forth on page 133. Candidates proposed by shareholders are evaluated by the Nominating & Corporate Governance Committee in the same manner as other potential candidates.

Director qualifications

Candidates for the Board should meet the following criteria:

- The highest ethical character and share Our Credo values.
- Strong personal and professional reputation consistent with our image and reputation.
- Proven record of accomplishment within candidate's field, with superior credentials and recognition.
- Leadership of a major complex organization, including scientific, government, educational and other non-profit institutions.

The Board also seeks directors who:

- Are widely recognized leaders in the fields of medicine or biological sciences, including those who have received the most prestigious awards and honors in their fields.
- Have expertise and experience relevant to our business and the ability to offer advice and guidance to the CEO based on that expertise and experience.
- Are independent, without the appearance of any conflict in serving as a director, and independent of any particular constituency, with the ability to represent all shareholders.
- Exercise sound business judgment.
- Reflect differences in skills, regional and industry experience, background and other unique characteristics.

Board and Committee evaluations

Board and Committee self-evaluations are critical to help ensure the continued effective functioning of the Board. Our Principles of Corporate Governance also require that the Board and each Committee conduct an annual self-evaluation. These self-evaluations are intended to facilitate a candid assessment and discussion by the Board and each Committee of its effectiveness in fulfilling its responsibilities.

Collection of feedback

At the end of 2024, the Chief Human Resources Officer met with each Director individually to collect feedback on the Board's responsibilities, structure, composition, procedures, priorities, culture and engagement.



Anonymous Director comments and feedback

Directors had the opportunity to provide anonymous written comments through secure technology to enable additional candid feedback.



Committee self-evaluations

Committee members engage in an annual self-evaluation process during an executive session of each Committee.



Assessment of feedback

In all cases, input from the evaluations was summarized and discussed with the Board.



Discussion and implementation of results

The results of the evaluations were positive and affirming, with only minor administrative action items, and a continued focus on Board refreshment and composition. Upon completion of the self-evaluation, each Committee chair shares the results and any follow-up actions with the Board.

Nominee skills, expertise and background

Skills and expertise	D. Adamczyk	M.C. Beckerle	J. A. Doudna	J. Duato	M. A. Hewson	P. A. Johnson	H. Joly	M. B. McClellan	M. A. Weinberger	N. Y. West	E. A. Woods
Academia/Government		■	■			■	■	■	■	■	
Digital	■			■			■		■		
Executive Leadership	■	■		■	■	■	■	■	■	■	■
Financial	■	■		■	■		■		■		■
Healthcare Industry		■	■	■		■		■		■	■
International Business/Strategy	■			■	■		■		■	■	■
Marketing/Sales	■			■	■		■				
Regulatory	■	■	■	■	■			■	■	■	
Science/Technology	■	■	■			■		■		■	

Background

Background	D. Adamczyk	M.C. Beckerle	J. A. Doudna	J. Duato	M. A. Hewson	P. A. Johnson	H. Joly	M. B. McClellan	M. A. Weinberger	N. Y. West	E. A. Woods
Independent	I	I	I		I	I	I	I	I	I	I
Age	59	70	61	62	71	65	65	61	63	63	60
Tenure (years)	3	9	6	3	5	2	5	11	5	4	1

Multidisciplinary skills categories

Academia/Government
Leadership or senior advisory position in government or with an academic institution (either in an administrative or faculty role)



Financial
Significant experience in positions requiring financial knowledge and analysis, including in accounting, corporate finance, treasury functions and risk management from a financial perspective



Marketing/Sales
Strategic or management experience involving the marketing and branding of products, including for retail markets



Digital
Experience or expertise in the use and deployment of digital technologies to facilitate business objectives, including cybersecurity and data privacy



Healthcare Industry
Management-level experience in an industry involving healthcare products or services



Regulatory
Work experience within a government-regulated or heavily regulated industry



Executive Leadership
Senior management position, including as chief executive officer, at a large publicly traded or private company, or other large complex organization (such as government, academic or not-for-profit)



International Business/Strategy
Leadership position in an organization that operates internationally, especially on a broad basis and/or in the geographic regions in which the Company operates



Science/Technology
Advanced scientific or technological degree and related work experience in a scientific or technological field



Board nominee biographies

Darius Adamczyk



Age: 59

Independent Director since 2022

Committees:

- Chair, *Audit*
- Member, *Compensation & Benefits*

Career highlights

Goldman Sachs (current)

- Advisory Chairman, Private Asset Investments

Honeywell International Inc. (retired)

- Executive Chairman
- Chairman and Chief Executive Officer
- President and Chief Executive Officer
- Chief Operating Officer

Metrologic, Inc.

- Chief Executive Officer

Other public board service

- Honeywell International Inc. (2016-2024)
- Garrett Motion Inc. (2021)

Other affiliations

- Business Roundtable
- US-China Business Council

Skills & qualifications

- Senior leadership roles in global organizations
- Deep understanding of software, both technically and commercially, and a proven track record in growing software-related businesses
- Demonstrated ability to deliver financial results as a leader in a variety of industries with disparate business models, technologies and customers
- Strategic leadership skills necessary to grow sales organically and inorganically while meeting the challenges of a constantly changing environment across a diverse portfolio

   
  

Mary C. Beckerle, Ph.D.



Age: 70

Independent Director since 2015

Committees:

- Chair, *Science & Technology*
- Member, *Regulatory Compliance & Sustainability*

Career highlights

Huntsman Cancer Institute (current)

- Chief Executive Officer – Huntsman Cancer Institute

University of Utah (current)

- Associate Vice President for Cancer Affairs
- Professor of Biology and Oncological Sciences
- Jon M. Huntsman Presidential Endowed Chair
- University of Utah Professor

Other public board service

- Exelixis (since 2024)
- Huntsman Corporation (since 2011)

Other affiliations

- Medical Advisory Board, Howard Hughes Medical Institute
- Board of Scientific Advisors, National Cancer Institute (2018-2022)
- Advisory Committee to the Director, National Institute of Health (2007-2010)
- Director, American Association for Cancer Research (2013-2016)
- President, American Society for Cell Biology (2006-2007)
- Elected membership to National Academy of Sciences, American Philosophical Society, and American Academy of Arts and Sciences

Skills & qualifications

- Expertise in scientific research and organizational management in the healthcare arena
- Active participant in national and international scientific affairs
- Strong focus on patient experience

   
 

Jennifer A. Doudna, Ph.D.



Age: 61

Independent Director since 2018

Committees:

- Member, *Nominating & Corporate Governance*
- Member, *Science & Technology*

Career highlights

University of California, Berkeley (current)

- Principal Investigator, Doudna Lab
- Founder of Innovative Genomics Institute
- Professor of Biochemistry & Molecular Biology
- Founder Laboratory for Genomics Research

Other public board service

- Tempus AI, Inc. (since 2024)

Awards and recognitions

- Nobel Prize Recipient in Chemistry (2020)

Other affiliations

- Advisory Board, Caribou Biosciences, Inc.
- Advisory Board, Intellia Therapeutics, Inc.
- Trustee, Pomona College

Skills & qualifications

- Pioneer in the field of biochemistry, having co-discovered the simplified genome editing technique CRISPR-Cas9
- Expertise in scientific research and innovation
- Leader in integration of scientific research and ethics

   

Joaquin Duato



Age: 62

Management Director since 2022

Committees:

- Chair, *Finance*

Career highlights

Johnson & Johnson

- Chairman of the Board and Chief Executive Officer (current)
- Vice Chairman of the Executive Committee
- Executive Vice President, Worldwide Chairman, Pharmaceuticals
- Worldwide Chairman, Pharmaceuticals
- Company Group Chairman, Pharmaceuticals

Other public board service

- Hess Corporation (2019-2022)

Other affiliations

- Business Council
- Business Roundtable
- New Jersey CEO Council

Skills & qualifications

- Decades of broad experience spanning multiple business segments, geographies and functions at the world's largest most diversified healthcare products company
- Globally minded, purpose-driven business leader with a deep commitment to Our Credo values

   
  

Marillyn A. Hewson



Age: 71

Independent Director since 2019

Lead Director

Committees:

- Chair, *Compensation & Benefits*
- Member, *Audit*
- Member, *Finance*

Career highlights

Lockheed Martin Corporation (retired)

- Executive Chairman
- Chairman, President and Chief Executive Officer
- Chief Executive Officer and President

Other public board service

- Chevron Corporation (since 2021)
- Lockheed Martin Corporation (2012-2021)

Other affiliations

- Fellow at American Institute of Aeronautics and Astronautics and the American Academy of Arts and Sciences
- University of Alabama President's Cabinet
- Board of Visitors, Culverhouse College of Business

Skills & qualifications

- Expertise in executive and operational leadership in a global, regulated industry
- Insight and experience in global business management, strategic planning, cybersecurity, finance, supply chain, leveraged services and manufacturing
- Expertise in government relations and human capital management

    

Paula A. Johnson, M.D.



Age: 65

Independent Director since 2023

Committees:

- Member, *Nominating & Corporate Governance*
- Member, *Science & Technology*

Career highlights

Wellesley College (current)

- President

Brigham and Women's Hospital

- Executive Director of the Connors Center for Women's Health and Gender Biology
- Chief of the Division of Women's Health

Harvard Medical School

- Professor of Medicine

Harvard School of Public Health

- Professor of Epidemiology

Other public board service

- Abiomed, Inc. (2020-2022)
- Eaton Vance Corp. (2018-2022)
- West Pharmaceutical Services (2008-2021)

Other affiliations

- Member, National Academy of Medicine and the American Academy of Arts and Sciences Rockefeller University
- Director, Isabella Stewart Gardner Museum
- Director, Rockefeller University

Skills & qualifications

- Expertise in medical research, public health and health policy
- Visionary in understanding and improving the standard of care across distinct patient categories (notably in women's health)
- Proven leadership across complex organizations focused on cross functional collaboration and increased inclusivity
- Passionate educator focused on accessibility of STEM curriculum for diverse student populations

   

Hubert Joly



Age: 65

Independent Director since 2019

Committees:

- Member, *Audit*
- Member, *Nominating & Corporate Governance*

Career highlights

Best Buy Co., Inc. (retired)

- Executive Chairman
- Chairman, President and Chief Executive Officer
- President and Chief Executive Officer

Harvard Business School (current)

- Senior Lecturer of Business Administration

Other public board service

- Ralph Lauren Corporation (since 2009)
- Best Buy Co., Inc. (2012-2020)

Other affiliations

- Director, Sciences Po Foundation
- Trustee, New York Public Library
- International Advisory Board, HEC Paris

Skills & qualifications

- Extensive strategic, operational and financial expertise relevant to international corporations
- Successfully led the digital transformation of businesses focusing on the customer experience
- Experience in business transformation and human capital management

   
 

Mark B. McClellan, M.D., Ph.D.



Age: 61

Independent Director since 2013

Committees:

- Member, *Regulatory Compliance & Sustainability*
- Member, *Science & Technology*

Career highlights

Duke University (current)

- Director, Duke-Robert J. Margolis, MD, Center for Health Policy
- Margolis Professor of Business, Medicine and Policy

The University of Texas (current)

- Faculty Member, Dell Medical School

Other public board service

- Alignment Healthcare (since 2021)
- Cigna Corporation (since 2018)

Other affiliations

- Director, Research! America
- Chair, National Academy of Medicine, Consortium for Value and Science-Driven Healthcare
- Director, National Alliance for Hispanic Health
- Director, PrognomIQ, Inc.
- Director, United States of Care
- Co-Chair Guiding Committee, Health Care Payment Learning and Action Network

Skills & qualifications

- Extensive experience in public health policy and regulation, including as Commissioner of the U.S. Food and Drug Administration and Administrator for the U.S. Centers for Medicare & Medicaid Services
- Broad knowledge of, and unique insights into, the challenges facing the healthcare industry

  


Mark A. Weinberger



Age: 63

Independent Director since 2019

Committees:

- Chair, *Regulatory Compliance & Sustainability*
- Member, *Audit*

Career highlights

Ernst & Young (retired)

- Global Chairman and Chief Executive Officer

U.S. Government

- Assistant Secretary of the U.S. Treasury (George W. Bush Administration)
- U.S. Social Security Administration Advisory Board (Bill Clinton Administration)

Other public board service

- JPMorgan Chase & Co. (since 2024)
- MetLife Inc. (since 2019)
- Saudi Aramco (since 2019)
- Accelerate Acquisition Corp. (2021 - 2022)

Other affiliations & accreditations

- Senior Advisor to Tanium, Inc., Stone Canyon Industries Holdings Inc., and Teneo
- Director, National Bureau of Economic Research
- Director, JUST Capital

Skills & qualifications

- Experience leading a global business and working at the highest levels of government
- Track record of driving transformative change in the public and private sectors during periods of unprecedented disruption
- Expertise in accounting, compliance and corporate governance, with a strong commitment to corporate purpose

   
 

Nadja Y. West, M.D.



Age: 63

Independent Director since 2020

Committees:

- Member, *Regulatory Compliance & Sustainability*
- Member, *Science & Technology*

Career highlights

U.S. Army (retired)

- Lieutenant General
- 44th Army Surgeon General and the Commanding General of the U.S. Army Medical Command
- Joint Staff Surgeon
- Deputy Chief of Staff for Support, U.S. Army Medical Command

Other public board service

- Nucor Corporation (since 2019)
- Tempus AI, Inc. (since 2024)
- Tenet Healthcare Corporation (since 2019)

Awards & recognitions

- Distinguished Service Medal
- Defense Superior Service Medal
- Legion of Merit with three Oak Leaf Clusters
- Numerous U.S. military awards

Other affiliations

- Trustee, Mount St. Mary's University
- Director, The Bob Woodruff Foundation
- Director, Smithsonian National Museum of African American History and Culture
- Presidential Appointee, United States Military Academy (West Point) Board of Visitors

Skills & qualifications

- Proven executive and operational leadership, strategic planning and healthcare management
- Expertise in government relations and human capital management
- Operational crisis management and disaster response experience pertaining to global health issues
- Extensive information security and cybersecurity experience

   
 

Eugene A. Woods



Age: 60

Independent Director since 2023

Committees:

- Member, *Compensation & Benefits*

Career highlights

Advocate Health (current)

- Chief Executive Officer

CHRISTUS Health

- President and Chief Operating Officer

St. Joseph Health Care for Catholic Health Initiatives

- Chief Executive Officer
- Senior Vice President, Operations

Other public board service

- Best Buy Co., Inc. (2018 - 2024)

Other affiliations

- Chair, Federal Reserve Bank of Richmond (2022)
- Chair, American Hospital Association board of trustees (2017)

Skills & qualifications

- More than three decades of experience overseeing healthcare facilities including hospitals, academic institutions and other community-based systems
- Proven record of business expansion through geographic growth, digital innovation, and mergers and acquisitions
- Deep understanding of patient needs in rural and urban populations



Corporate governance

Corporate governance highlights

Johnson & Johnson is governed by the values set forth in Our Credo, which extend to our corporate governance practices and are reflected in our By-Laws and Principles of Corporate Governance. The Nominating & Corporate Governance Committee reviews our Principles of Corporate Governance and our overall governance practices on an annual basis to ensure that our corporate governance practices continue to meet the high standards expected by our shareholders. Our Principles of Corporate Governance can be found at www.investor.jnj.com/corporate-governance.

Effective Board structure and composition

Strong independent Board leadership	All Directors other than our Chairman and CEO are independent. All Committees other than the Finance Committee are comprised only of independent Directors.
Lead Director	The independent Directors appoint a Lead Director on an annual basis.
Annual review of Board leadership	The Nominating & Corporate Governance Committee conducts an annual review of the Board leadership structure to ensure effective Board leadership.
Accountability of Chairman / CEO	The independent Directors evaluate the performance of the Chairman and CEO each year in executive sessions and determine compensation.
Executive sessions of independent Directors	Independent Directors are allotted time to meet in executive session without management present at each Board and Committee meeting.
Private Committee sessions with key compliance leaders	Independent Directors hold private Committee sessions with key compliance leaders without the Chairman and CEO present.
Rigorous Board and Committee evaluations	The Board evaluates its performance on an annual basis. Each Committee evaluates its performance on an annual basis based on guidance from the Nominating & Corporate Governance Committee.
Regular Board refreshment	The Board's balanced approach to refreshment results in an effective mix of experienced and new Directors.
Mandatory Director retirement age	Mandatory retirement age of 72 years for all Directors.

Responsive and accountable to shareholders

Annual election of Directors	Each Director is elected annually to ensure accountability to our shareholders.
Majority voting standard for Director elections	In an election where the number of Directors nominated does not exceed the total number of Directors to be elected, Director nominees must receive the affirmative vote of a majority of votes cast to be elected. If a Director nominee receives more votes "against" his or her election than votes "for" his or her election, the Director must promptly offer his or her resignation.
One class of stock	Our common stock is the only class of shares outstanding.
Proxy access	Each shareholder or a group of up to 20 shareholders owning 3% or more of our common stock continuously for at least three years may nominate and include in our proxy materials Director nominees constituting up to 20% of the Board, in accordance with the terms set forth in our By-Laws.

Director overboarding policy	A director who serves as CEO at our or any other public company should not serve on more than two public company boards. Other directors should not serve on more than five public company boards.
No shareholder rights plan	We do not have a "poison pill" and have no intention of adopting one at this time.
No supermajority requirements in certificate of incorporation or By-laws	Our Restated Certificate of Incorporation, as amended, and By-Laws contain majority standards for all actions requiring shareholder approval.
Shareholder right to call a special meeting	Shareholders holding 10% of shares may call a special meeting for good cause, and shareholders holding 25% of shares may call a special meeting for any reason.
Removal of Directors with or without cause	Directors may be removed by shareholders with or without cause.
Active shareholder engagement	See pages 41 to 42 for more information on our shareholder engagement program.
Annual Say on Pay advisory vote	Shareholders are asked to vote annually on our named executive officer compensation.
Policy against pledging, hedging and short selling of Company stock	We have a policy prohibiting directors and executive officers from pledging, hedging or short selling Company stock (see www.investor.jnj.com/corporate-governance).
Code of Business Conduct	We have a comprehensive Code of Business Conduct designed to provide directors, senior executives and employees with guidance on our Company's compliance policies. Directors, members of the Company's Executive Committee and all employees receive biennial training on the Code of Business Conduct.
Compensation recoupment policy	We have comprehensive compensation recoupment policies designed to ensure that management is held accountable in the event of specified misconduct or financial restatements as further described in the respective policy (see www.investor.jnj.com/governance/corporate-governance-overview/compensation-recoupment-policies).
Stock ownership guidelines	Company ownership guidelines require our CEO to own shares equal to twelve times his/her base salary and each of our other named executive officers to own sufficient shares equal to six times their base salaries. See stock ownership guidelines for named executive officers on page 81.
Insider trading policy	Our Code of Business Conduct applies to all employees and prohibits the use of non-public information to buy or sell the Company's stock. The Insider Stock Trading Policy for Directors, Executive Officers and Insiders includes additional restrictions on certain "Insiders" such as pre-clearance requirements and blackout periods.

Key elements of our executive compensation programs

Balanced performance-based awards	Performance-based awards are based on the achievement of strategic and leadership objectives in addition to financial metrics and relative shareholder returns versus peers.
Multi-year performance period and vesting	The performance period and vesting schedules for long-term incentives overlap and, therefore, reduce the motivation to maximize performance in any one period.
Balanced mix of pay components	The target compensation mix is weighted toward long-term equity compensation vesting over three years.
Capped incentive awards	Annual performance bonuses and long-term incentive awards are capped at 200% of target.
No change-in-control arrangements	None of our executive officers have in place any change-in-control arrangements that would result in guaranteed payouts.

Board structure and operations

Board leadership structure

- ✔ Chairman/CEO partnered with a strong Lead Director
- ✔ Evaluated and appointed annually by the independent Directors
- ✔ All five main Board Committees comprise independent Directors
- ✔ Independent Directors meet regularly in executive session at Committee and Board meetings



Joaquin Duato
Chairman of the Board and CEO



Marillyn A. Hewson
Lead Director



Darius Adamczyk
Audit Committee Chair



Anne M. Mulcahy
Nominating & Corporate Governance Committee Chair



Mary C. Beckerle
Science & Technology Committee Chair



Marillyn A. Hewson
Compensation & Benefits Committee Chair



Mark A. Weinberger
Regulatory Compliance & Sustainability Committee Chair



Joaquin Duato
Finance Committee Chair

For 2025, the Board decided to continue with a leadership structure composed of a combined Chairman and CEO partnered with a strong Lead Director. In reaching this decision, the independent Directors leveraged their combined experience across corporate leadership, academia and healthcare. Having one leader with deep industry experience and Company knowledge in a combined Chairman and CEO role provides clear accountability and decisive and effective leadership. Working alongside a strong Lead Director, this structure also allows the independent Directors to appropriately challenge management and demonstrate the independence and free thinking necessary for effective oversight.

The Board believes there is no single leadership structure that is optimal in all circumstances. Instead, the Board considers the most appropriate leadership structure to provide responsible oversight and create long-term sustainable value for our shareholders in the context of the specific circumstances and challenges facing the Company. The Board also considers feedback from investors and other stakeholders in determining the leadership structure. More information on our leadership structure can be found in our Principles of Corporate Governance.

On an annual basis and at other times as appropriate, the Nominating & Corporate Governance Committee reviews the Board's leadership structure, including whether the roles of Chairman and CEO should be held by one individual or should be separated. The Committee makes a recommendation to the Board for consideration based on the following items:

- The effectiveness of the policies, practices and people in place at our Company to help ensure strong, independent Board oversight.
- Our Company's performance and the effect a specific leadership structure could have on its performance.
- The Board's performance and the effect a specific leadership structure could have on its performance, including the Board's efficacy at overseeing specific Enterprise risks.
- The Chairman's performance in that role (separate and apart from performance as CEO, if applicable).
- The views of our Company's shareholders as expressed both during our shareholder engagement and through voting results at shareholder meetings.
- Applicable legislative and regulatory developments.
- The practices at other similarly situated companies and trends in governance.

Strong Lead Director

The Lead Director provides strong independent leadership of the Board and maintains frequent contact with the Chairman and CEO. Please also see A message from our Lead Director on page 5 of this Proxy Statement, which illustrates how the Lead Director and the Board are providing rigorous, independent oversight of our Company.

The independent Directors firmly believe that the Company's current Board structure, with a robust Lead Director and its main Committees each composed entirely of independent Directors, provides appropriately strong independent leadership and oversight as well as efficient and clear leadership, communication and administration.

The Board will continue to monitor Board leadership, considering what it observes in the marketplace, the evolution of viewpoints in the corporate governance community and, most importantly, what the Board believes is in the best interests of our Company and its shareholders.

Duties and responsibilities of the Lead Director

Board agendas, information and schedules	• Approves information sent to the Board and determines timeliness of information flow from management.
	• Provides feedback on quality and quantity of information flow from management.
	• Participates in setting, and ultimately approves, the agenda for each Board meeting.
	• Approves meeting schedules to ensure sufficient time for discussion of all agenda items.
	• Partners with the Chairman and CEO to determine who attends Board meetings, including management and outside advisors.
Committee agendas and schedules	• Reviews in advance the schedule of Committee meetings.
	• Monitors flow of information from Committee chairs to the Board.
Board executive sessions	• Has the authority to call meetings and executive sessions of the independent Directors.
	• Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent Directors.
Communicating with management	• After each executive session of the independent Directors, communicates with the Chairman and CEO to provide feedback and also to act upon the decisions and recommendations of the independent Directors.
	• Acts as liaison between the independent Directors and the Chairman and CEO and management on a regular basis and when special circumstances arise.
Communicating with stakeholders	• Meets with major shareholders or other external parties.
	• Is regularly apprised of inquiries from shareholders and involved in responding to these inquiries.
	• Under the Board's guidelines for handling shareholder and employee communications to the Board, is advised promptly of any communications directed to the Board or any member of the Board that allege misconduct on the part of Company management, or raise legal, ethical or compliance concerns about Company policies or practices.
Chair and CEO performance evaluations	• Leads the annual performance evaluation of the Chairman and CEO, considering separately performance as Chairman and performance as CEO.
Board performance evaluation	• Leads the annual performance evaluation of the Board.
New Board member recruiting	• Interviews Board candidates, as appropriate.
CEO succession	• Leads the CEO succession planning process.
Crisis management	• Participates in crisis management oversight, as appropriate.
Limits on leadership positions of other Boards	• May only serve as chair, lead or presiding director, or similar role, or as CEO of another public company, if approved by the Board upon recommendation from the Nominating & Corporate Governance Committee.

Board Committees

The Board has five main standing Committees: Audit, Compensation & Benefits, Nominating & Corporate Governance, Regulatory Compliance & Sustainability, and Science & Technology, each composed entirely of non-employee Directors determined to be independent under the listing standards of the NYSE and our Standards of Independence. Under their written charters adopted by the Board (available on the Company's website at www.investor.jnj.com/governance/corporate-governance-overview), each of these Committees:

• Is authorized and assured of appropriate funding to retain and consult with external advisors, consultants and counsel.

• Conducts an annual evaluation of its performance fulfilling its duties.

• On an annual basis, reviews and reassesses the adequacy of its charters.

• Reports regularly to the Board on its meetings and reviews with the Board significant issues and concerns that arise at Committee meetings.

In addition, the Board has a standing Finance Committee, composed of the Chairman and CEO and the Lead Director, which exercises the authority of the Board between Board meetings in accordance with our Company's By-Laws.

Board Committee membership

The following table shows the members and Chair of each of the Board Committees and the number of meetings each Committee held in 2024.

Directors

Name	Ind.	Age	Director Since	Primary Occupation	Board Committees					
					AUD	CB	NCG	RCS	ST	FIN
D. Adamczyk	I	59	2022	Former Executive Chairman, Chairman and Chief Executive Officer, Honeywell International Inc.	C	✔				
M. C. Beckerle	I	70	2015	Chief Executive Officer, Huntsman Cancer Institute; Distinguished Professor of Biology, College of Science, University of Utah				✔	C	
J. A. Doudna	I	61	2018	Professor of Chemistry; Professor of Biochemistry & Molecular Biology; Li Ka Shing Chancellor's Professor in Biomedical and Health, University of California, Berkeley				✔	✔	
J. Duato	CH	62	2022	Chairman of the Board and Chief Executive Officer, Johnson & Johnson						C
M. A. Hewson	LD	71	2019	Former Executive Chairman, Chairman, President and Chief Executive Officer, Lockheed Martin Corporation	✔	C*	*			✔
P. A. Johnson	I	65	2023	President, Wellesley College				✔	✔	
H. Joly	I	65	2019	Former Chairman and Chief Executive Officer, Best Buy Co., Inc.	✔		✔			
M. B. McClellan	I	61	2013	Director, Duke-Robert J. Margolis, MD, Center for Health Policy				✔	✔	
A. M. Mulcahy	I	72	2009	Former Chairman and Chief Executive Officer, Xerox Corporation	✔	C				
M. A. Weinberger[1]	I	63	2019	Former Chairman and Chief Executive Officer, Ernst & Young	✔		C			
N. Y. West	I	63	2020	Former Lieutenant General, U.S. Army				✔	✔	
E. A. Woods	I	60	2023	Chief Executive Officer, Advocate Health		✔*				
Number of meetings in 2024[2]					13	8	4	4	5	0

[1] Designated as an Audit Committee financial expert

[2] Inclusive of joint and special meetings among Committees

* At our April 2025 Board meeting, the following 1) appointments will be effective: Ms. Hewson, CH NCG; Mr. Woods, CH CB; and 2) removals will be effective: Ms. Hewson, CH CB.

CH	Chairman of the Board	**CB**	Compensation & Benefits Committee
C	Committee Chair	**NCG**	Nominating & Corporate Governance Committee
I	Independent Director	**RCS**	Regulatory Compliance & Sustainability Committee
LD	Lead Director	**ST**	Science & Technology Committee
AUD	Audit Committee	**FIN**	Finance Committee

Board Committee responsibilities

Copies of the charters of all Committees of the Board, except the Finance Committee, are available at www.investor.jnj.com/governance/corporate-governance-overview.

Audit Committee

13* Meetings in 2024

Members

- D. Adamczyk, Chair
- M. A. Hewson
- H. Joly
- A. M. Mulcahy
- M. A. Weinberger

Audit Committee Financial Expert

- M. A. Weinberger

Independence

- Each member of the Committee is independent and has significant experience in positions requiring financial knowledge and analysis.

Roles and responsibilities

- Oversees our financial management, accounting and reporting processes and practices.
- Appoints, retains, compensates and evaluates our independent auditor.
- Oversees our global audit and assurance organization, reviews its annual plan and reviews results of its audits.
- Oversees the quality and adequacy of our Company's internal accounting controls and procedures.
- Reviews and monitors our financial reporting compliance and practices and our disclosure controls and procedures.
- Discusses with management the processes used to assess and manage our exposure to financial risk and monitors risks related to tax and treasury.

In performing these functions, the Audit Committee meets periodically with the independent auditor, management and internal auditors (including in private sessions with each) to review their work and confirm that they are properly discharging their respective responsibilities. For more information on Audit Committee activities in 2024, see the Audit Committee Report on page 120.

Following the retirement of Mr. Davis from the Board in September 2024, the Board designated Mr. Adamczyk the Chair of the Audit Committee. The Board designated Mr. Weinberger as an audit committee financial expert under the rules and regulations of the U.S. Securities and Exchange Commission (SEC) after determining that he meets the requirements for such designation. The determination was based on his being a Certified Public Accountant and his experience as former Chairman and Chief Executive Officer, Ernst & Young LLP.

Any employee or other person who wishes to contact the Audit Committee to report good faith complaints regarding fiscal improprieties, internal accounting controls, accounting or auditing matters can do so by writing to the Audit Committee c/o Johnson & Johnson, Office of the Corporate Secretary, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, or by using the online submission form at the bottom of www.investor.jnj.com/governance/corporate-governance-overview. Such reports may be made anonymously.

* Includes four virtual meetings held prior to each release of quarterly earnings, as well as a joint meeting with the Compensation & Benefits Committee.

Compensation & Benefits Committee

8* Meetings in 2024

Members

- M. A. Hewson, Chair
- D. Adamczyk
- E. A. Woods

Independence

- Each member of the Committee is independent.

Roles and responsibilities

- Establishes our executive compensation philosophy and principles.
- Reviews and recommends for approval by the independent Directors the compensation for our CEO and approves the compensation for our other executive officers.
- Sets the composition of the group of peer companies used for comparison of executive compensation.
- Oversees the design and management of the various pension, long-term incentive, savings, health and benefit plans that cover our employees.
- Reviews the compensation for our non-employee Directors and recommends compensation for approval by the Board.
- Provides oversight of the compensation philosophy and policies of the Management Compensation Committee, a non-Board committee composed of Mr. Duato (Chairman and CEO), Mr. Wolk (Executive Vice President, Chief Financial Officer) and Ms. Mulholland (Executive Vice President, Chief Human Resources Officer), which, under delegation from the Compensation & Benefits Committee, determines management compensation and establishes perquisites and other compensation policies for employees other than our executive officers.

The Compensation & Benefits Committee has retained Semler Brossy Consulting Group as its independent compensation consultant for matters related to executive officer and non-employee Director compensation. For further discussion of the role of the Compensation & Benefits Committee in the executive compensation decision-making process and a description of the nature and scope of the consultant's assignment, see Governance of executive compensation on page 75.

* Includes one joint meeting with each of the Audit Committee and Nominating & Corporate Governance Committee.

Nominating & Corporate Governance Committee

4* Meetings in 2024

Members

- A. M. Mulcahy, Chair
- J. A. Doudna
- P. A. Johnson
- H. Joly

Independence

- Each member of the Committee is independent.

Roles and responsibilities

- Oversees matters of corporate governance, including the evaluation of the policies and practices of the Board and the Board leadership structure.
- Oversees the process for performance evaluations of the Board and its Committees.
- Reviews key talent metrics for the overall workforce.
- Evaluates any questions of possible conflicts of interest for the Board and Executive Committee members.
- Reviews potential candidates for the Board as discussed on page 14 and recommends Director nominees to the Board for approval.
- Reviews and recommends Director orientation and continuing education programs for Board members.
- Oversees compliance with the Code of Business Conduct & Ethics for members of the Board of Directors and executive officers.
- Evaluates the Board leadership structure on an annual basis.

* Includes one joint meeting with the Compensation & Benefits Committee.

Regulatory Compliance & Sustainability Committee

4 Meetings in 2024

Members

- M. A. Weinberger, Chair
- M. C. Beckerle
- M. B. McClellan
- N. Y. West

Independence

- Each member of the Committee is independent.

Roles and responsibilities

- Oversees regulatory compliance and adherence to high standards in the areas of healthcare compliance, anti-corruption laws, and the manufacture and supply of products.
- Oversees compliance with applicable laws, regulations and Company policies related to supply chain, product quality, environmental regulations, employee health and safety, healthcare compliance, privacy, cybersecurity and political expenditures.
- Reviews the policies, practices and priorities for our political expenditures and lobbying activities.
- Oversees our risk management programs, including those related to Enterprise risk, global cybersecurity, product quality and technology.
- Reviews with management all significant litigation, investigations and complaints involving healthcare compliance, anti-corruption laws and product quality compliance.
- Reviews and discusses with management the progress of the Company's sustainability goals and objectives, and external industry benchmarks and practices in the area of ESG/sustainability.

Science & Technology Committee

5 Meetings in 2024

Members

- M. C. Beckerle, Chair
- J. A. Doudna
- P. A. Johnson
- M. B. McClellan
- N. Y. West

Independence

- Each member of the Committee is independent.

Roles and responsibilities

- Monitors and reviews the overall strategy, direction and effectiveness of the research and development organizations supporting our businesses.
- Assists the Board in identifying and comprehending significant emerging science and technology policy and public health issues and trends that may impact the Company's overall business strategy.
- Assists the Board in its oversight of major acquisitions and business development activities as they relate to new science or technology.
- Serves as a resource and provides input as needed regarding the scientific and technological aspects of product-safety matters.

Finance Committee

- Composed of the Chairman and CEO and Lead Director.
- Exercises the authority of the Board during the intervals between Board meetings, as permitted by law and our By-Laws.
- Generally acts by unanimous written consent in lieu of a meeting.
- Any action is taken pursuant to specific advance delegation by the Board or is subsequently ratified by the Board.

Board meetings and processes

Director meetings and attendance

During 2024, the Board and its Committees continued their schedules of regular meetings, holding both virtual and in-person meetings.

The Board held 14 meetings in 2024. Each Director attended at least 75% of the regularly scheduled and special meetings of the Board and the Committees on which he or she served (during the period that he or she served).

It has been our longstanding practice for all Director nominees to attend the Annual Meeting of Shareholders. All Director nominees attended the 2024 Annual Meeting, which was held virtually.

Executive sessions

During 2024, each of the Audit, Compensation & Benefits, Nominating & Corporate Governance, Regulatory Compliance & Sustainability and Science & Technology Committees met in executive sessions without members of management present.

The independent Directors met in executive session at every regular Board meeting during 2024 and held an additional special executive session to perform the annual evaluation of the Chairman and CEO. The Lead Director acted as chair at executive sessions.

Private Committee sessions with key compliance leaders

In addition to meeting in executive session, the Audit Committee, the Science & Technology Committee and the Regulatory Compliance & Sustainability Committee held regularly scheduled private sessions with their respective compliance leaders (e.g., Chief Financial Officer, Chief Legal Officer, Chief Audit Executive, Chief Compliance Officer, Chief Quality Officer and Chief Medical Officer) in Committee meetings during 2024, without the Chairman and CEO present. These private sessions allow the independent Directors to engage in informal discussions with management and provide the opportunity to solicit candid feedback and insights on risks, controls and compliance matters.

Oversight of our Company

Strategy and risk

Board oversight of strategy and risk management

Oversight of the Company's corporate strategy and risk management is one of the Board's primary responsibilities. The Directors bring diverse perspectives, expertise in strategy and risk, and experience in a wide range of industry, scientific, healthcare and regulatory areas relevant to our business, allowing them to provide guidance and effectively evaluate Company strategy.

Good governance is foundational to the Board's oversight responsibilities. In addition to sessions with management, independent Directors hold regularly scheduled executive sessions without management present to discuss Company performance, long-term strategy and risk oversight. Certain Committees also meet in private session with senior management in our financial, legal, compliance, quality and risk functions. The Board consults with external advisors to understand outside perspectives on the risks and opportunities facing our Company and regularly receives feedback provided by shareholders to ensure that it understands their perspectives and concerns. Please see pages 41 - 42 for more information on shareholder engagement.

Board oversight of strategy

Board oversight of strategy helps ensure the Company's long-term success. The Board actively engages with management to provide effective oversight of and guidance on our short- and long-term strategies and has developed effective practices to execute its oversight responsibilities, including in the following ways:

- The Board conducts an extensive review of the Company's long-term strategic plans on an annual basis. The Board also reviews the long-term strategic plans of each business segment.

- Throughout the year, the Board reviews and discusses matters related to the Company's strategy with senior management to ensure our business activities are aligned with our short- and long-term strategy and that we are making progress toward our strategic goals.

- The Board regularly reviews global economic, geopolitical, social, industry and regulatory trends and the competitive environment. The Board also considers feedback from our shareholders and other stakeholders to help ensure that our short- and long-term strategies are appropriately designed to promote sustainable growth.

The Board's oversight of strategy is enhanced by periodic engagements held outside the boardroom. Most years, independent Directors visit select business locations and research and development facilities around the globe to observe the implementation of our strategy. The Directors engage with senior leaders and employees at these sites to deepen their understanding of our businesses, their varying competitive environments and our corporate culture.

Board oversight of risk management

Board oversight of risk management is focused on ensuring that senior management has processes and controls in place to appropriately identify and manage risk. The Board actively engages with senior management to understand and oversee our most significant potential risks, including in the following ways:

- The Board reviews strategic, operational, financial reporting, compliance, environmental, social (e.g., human capital management) and cybersecurity risks, leveraging the Company's Enterprise Risk Management (ERM) framework, which is described in further detail in the pages that follow.

- Throughout the year, the Board and relevant Committees receive updates from management regarding various ERM issues and risks related to our business segments, including those related to litigation, product quality and safety, cybersecurity, reputation, human capital and business performance.

Board of Directors

On an ongoing basis, the Board oversees Enterprise-level risks including strategic, operational, compliance, financial, ESG and cybersecurity risks. After each regularly scheduled Committee meeting, the Board's standing Committees report to the Board on their areas of designated risk and opportunity oversight responsibilities. The Committees work together and with the Board to ensure that the Committees and the Board receive all information necessary to fulfill their risk-management oversight responsibilities.



Committees

 **Audit Committee**

- Financial management and disclosure
- Accounting
- Financial reporting
- Tax and treasury

 **Compensation & Benefits Committee**

- Executive compensation programs and incentives
- Recoupment
- Employee engagement
- Pay equity

 **Science & Technology Committee**

- R&D strategy and programs
- Scientific and technological innovation
- Medical safety
- Mergers, acquisitions and investments

 **Nominating & Corporate Governance Committee**

- Governance policies
- CEO succession planning
- Board succession planning
- Talent management
- Culture

 **Regulatory Compliance & Sustainability Committee**

- Healthcare compliance
- Product quality
- Cybersecurity
- Government affairs
- Privacy
- Sustainability and environmental regulation
- Human rights



Management

The Executive Committee (EC) is Johnson & Johnson's senior leadership team. The EC sets the strategy and priorities of the Company and drives accountability at all levels. Members of the EC and other senior management regularly report to the Board regarding the Company's risks and opportunities.

Enterprise risk management

Effective risk management is foundational to our success. To operate responsibly as a Company for the long term, we must balance opportunity and appropriate risk to innovate and positively impact more patients. This includes living into our commitments to ethical behavior, operating with integrity and complying with laws, rules, regulations and policies that reinforce such behavior. Effectively identifying and mitigating risks requires strong collaboration between management and employees responsible for our operations and our functional risk experts responsible for helping to ensure that we operate in a compliant manner.

Enterprise risk management framework

Our approach to risk management begins with Our Credo values, is enabled by our organizational structure and is guided by our Enterprise Risk Management (ERM) Framework. The ERM Framework, which was substantially refreshed in its processes and procedures in 2023, provides a coordinated, integrated and aggregated process for managing risks across the Enterprise.

The ERM Framework helps identify potential events that may affect the Company, manage the associated risks and opportunities, and provide reasonable assurance that our objectives will be achieved. Our ERM Framework is composed of five integrated components:

- Strategy and objectives
- Governance and oversight
- Risk identification and prioritization
- Risk management and monitoring
- Information, communication and reporting

For more information about the Company's ERM Framework, please see www.jnj.com/about-jnj/enterprise-risk-management-framework.

The Enterprise Compliance Risk Committee (ECRC), comprising cross-functional senior leaders with risk management responsibilities, provides governance and oversight over risk management activities across segments and functional teams. The ECRC also serves as a forum for sharing of risk information, risk management coordination, risk decision-making and oversight of response.

Product quality and patient safety

Product quality and patient safety are core Credo values – they have always been and will remain our first priority. Our functionally independent quality organization, led by our Chief Quality Officer, implements quality processes and procedures designed to ensure that our products meet our quality standards, which in turn meet or exceed industry requirements. The Johnson & Johnson Quality & Compliance organization (JJQC) reimagined our ways of working, embracing digital to simplify processes, enhance efficiency, while improving our ability to address compliance into the future. We also launched novel solutions that leverage Artificial Intelligence (AI)/Machine Learning (ML) to enhance our Quality Systems and drive simplification to achieve better-quality results and insights for our products and patients. You can learn more about our quality processes at healthforhumanityreport.jnj.com/.

Our functionally independent medical safety organization, which is led by the Chief Medical Officers in each segment, monitors our products from research and development through clinical trials, as well as pre- and post-regulatory approvals. This team of doctors and scientists prioritizes our patient experience and ensures that safety remains our first consideration in any decision along the value chain.

Of note, litigation is sometimes referenced by ratings agencies and other stakeholders as a barometer of quality and safety. There are, however, many factors that contribute to commencement of litigation, many of which are unrelated to product quality or patient safety. Furthermore, jury verdicts are not medical, scientific or regulatory conclusions about our products. When faced with litigation, our approach will depend on the facts and circumstances. We will continue to emphasize the distinction between litigation and quality and product safety where appropriate in our external engagements.

Ethics and compliance

Leveraging the Company's ERM Framework, our independent compliance functions, including legal, healthcare compliance (including anti-bribery and anti-corruption), quality, global audit and assurance, privacy, information security and medical safety, work closely with our business segments to identify risks and advise management as they develop plans to mitigate or manage these risks. Employees of our independent risk functions partner closely with the business segments to provide timely, relevant guidance and are supervised by leadership within their function. This structure, independent of commercial interests, allows our risk functions to escalate concerns and helps to ensure that best practices are being applied across the Enterprise.

Our Code of Business Conduct – refreshed and re-launched in 2024 – applies to all our employees around the world as well as identified contingent workers. The refreshed Code of Business Conduct is available in 27 languages and is designed to inform employees and contingent workers of relevant laws, Company policies and ethical standards to help identify risks and ensure compliant practices in every market where we operate. The Code of Business Conduct also provides guidance on where to turn for help and how to escalate risks and concerns. Our management around the globe is trained annually on the requirements of this policy through our compliance certification process, and we act swiftly to review any reported violations of the Code of Business Conduct, Company compliance policies, laws or regulations. All Company employees and contingent workers are required to complete training on the Code of Business Conduct on a biennial basis and all new employees must complete training upon joining the Company. For more information see www.investor.jnj.com/governance/corporate-governance-overview/code-of-business-conduct/.

In addition to the escalation procedure described in the Code of Business Conduct, the Company operates an anonymous telephone and online reporting program known as Our Credo Integrity Line that allows employees, business partners, customers, third-party agencies, suppliers and other parties to report potential violations of Company policies, guidelines or applicable law. The Our Credo Integrity Line is available 24 hours a day, 7 days a week in 24 languages and is an integral component of our strong compliance culture.

Additionally, employees can report potential violations by telephone, e-mail or in person within their local business segment or to the Company's global internal audit & assurance, healthcare compliance, legal, security or human resources organizations.

Cybersecurity

Johnson & Johnson is committed to protecting its information assets and business integrity. The Company's Board of Directors oversees the risk management process, including cybersecurity risks, directly and through its Committees. The Regulatory Compliance & Sustainability Committee of the Board is primarily responsible for oversight of risk from cybersecurity threats and oversees compliance with applicable laws, regulations and Company policies.

Our information security and risk management (ISRM) organization, led by our Chief Information Security Officer, is responsible for the Company's information security program, which is designed to safeguard the Company's networks, systems, products and information against evolving cyber threats, including the use of various security tools supporting protection, detection and response capabilities. The Company maintains a cybersecurity incident response plan to help ensure a timely, consistent response to actual or attempted cybersecurity incidents impacting the Company. To promote continuous evaluation and enhancement of its cybersecurity program, the Company periodically utilizes third-party experts to undertake maturity assessments of the Company's information security program.

The Company also identifies and assesses third-party risks across a wide range of areas, including data security and supply chain, through a structured third-party risk management program. The Company maintains a formal information security training program for all employees that includes training on matters such as phishing and email security best practices. Employees are also required to complete mandatory training on data privacy.

Political spending oversight and disclosure

As a leader in the healthcare industry, we are committed to supporting the development of sound health policies. We work with many organizations across the political spectrum on a variety of policy issues related to health and other topics that impact patients, consumers and our Company. As a result of constructive engagement with a number of our institutional investors, we were an early mover on the disclosure of corporate political expenditures and activities, and we have expanded that disclosure over the years as we continue the dialogue with our shareholders on this issue.

The Regulatory Compliance & Sustainability Committee and the Board review our Company's political contribution and lobbying policies, practices and activities annually. In addition, our Political Action Committee and U.S. corporate political spending is audited biennially by our internal auditors. Disclosure regarding our political activities and expenditures, including the policies and procedures that govern that activity and spending and the Board's oversight role, can be found at www.investor.jnj.com/political-engagement.

Environmental, social and governance (ESG)

We believe that sound ESG practices support our business through building stakeholder trust, driving innovation, mitigating risk, fostering employee engagement and promoting productivity. Moreover, Johnson & Johnson's size, prominence and depth of expertise provides a powerful platform for advancing progress on some of the most difficult global health challenges. Our ESG strategy focuses our efforts on the areas where we are best positioned to achieve the greatest impact – championing global health equity, empowering our employees and advancing environmental health. Leading with accountability and innovation is foundational to these efforts. This ESG strategy is grounded in Our Credo values, informed by both our Company's purpose to change the trajectory of health for humanity and the views of our external stakeholders.

Transparent disclosure on our ESG priorities enables our shareholders to have access to useful information regarding our progress. We therefore provide extensive disclosures on our corporate citizenship and sustainability efforts in our annual Health for Humanity Report.

Governance of ESG

Effective governance of ESG matters is the foundation of our ESG strategy, and the Company's oversight of ESG-related matters starts with the Board. Significant ESG risks are reviewed and evaluated by the Board and its Committees as part of their overall ongoing risk oversight of our Company. On a regular basis, the Board and its Committees receive briefings on the Company's ESG strategy.

Our ERM Framework helps identify potential events that may affect the Company, manage the associated risks and opportunities, and provides reasonable assurance that our objectives will be achieved. The ECRC facilitates end-to-end risk management across our segments and functional teams. In doing so, the ECRC enables sharing of risk and compliance information, including key ESG-related information and drives coordination across the Company.

Human capital management

Our employees are critical to our continued success and are an essential element of our long-term strategy. With that guiding principle, our human capital management strategy is built on three fundamental focus areas:

- Attracting and recruiting top talent
- Developing and retaining top talent
- Empowering and inspiring talent

These focus areas are crucial to all aspects of Johnson & Johnson's business. The Board, including through its Committees, has the opportunity to review the Company's human capital management strategy on an annual basis. Management provides periodic updates throughout the year on key talent metrics for the overall workforce, including those related to recruiting and talent development. To further develop its understanding of and engagement with the Company's culture, the Board occasionally meets with employees and schedules site visits at our business locations.

Talent development

Fostering top talent will always be critical to our success. The Board and management devote significant time to leadership development and succession planning. The Board has primary responsibility for succession planning for the CEO and oversight of succession planning for other executive officers. The Nominating & Corporate Governance Committee oversees the development of succession planning processes and protocols. The Nominating & Corporate Governance Committee and the Board review succession plans annually for the members of the Executive Committee with the CEO and Chief Human Resources Officer.

Our employees must also be equipped with the right knowledge and skills and have opportunities to grow and develop in their careers. One advantage for the Company, based on its size and breadth, is the ability to offer increasing levels of responsibility as well as opportunities to move across functions, countries or segments. To support these opportunities, we provide learning and development programs and educational resources to all employees. These range from opportunities to develop and hone leadership skills, training for sharpening current capabilities or acquiring new skills, and expanding networks through collaboration, mentorship or Employee Business Resource Groups. Our objective is to enable a learning culture that helps shape each person's unique career path while creating a robust pipeline of talent to deliver on the Company's long-term strategies. To keep pace with rapidly evolving business and industry needs, we launched J&J Learn, our on-demand global learning and development ecosystem that provides our workforce with continuous opportunities for reskilling and upskilling in key areas such as digital acumen and professional development.

Culture

After more than 80 years, Our Credo continues to stand the test of time, and our dedication to its principles is as strong as ever. Enabling employees to perform at their best regardless of their personal background or demographics is fundamental to our continued success. The Company is dedicated to the values in Our Credo and strives to meet the needs of its employees and stakeholders through compliance with law and the following evidence-based strategies:

- Sustain a global workforce of individuals with many different backgrounds, abilities, cultures and perspectives
- Maintain a work environment where each person's dignity is respected and they have an opportunity to advance based on their merit
- Drive innovation and growth with our business to serve markets around the world

Our investment in employee health, well-being and safety is built on the conviction that advancing health for humanity starts with advancing the health of our employees. With the right awareness, focus, practices and tools, we ensure that all our employees around the world, as well as temporary contractors and visitors to the Company's sites, can work safely. We have continuously expanded health and well-being programs throughout the Company and across the globe, incorporating new thinking and technologies to help employees achieve their personal health goals. We invest in programs and practices that aim to protect against emerging health risks, as well as advance our employees' physical, mental, emotional and financial health and wellbeing.

2024 Our Credo survey results

We conduct global surveys that offer our employees the ability to provide feedback and valuable insight to help address potential human resources risks and identify opportunities to improve.

👍 **94%** participation

👍 **84%** average favorability overall

Shareholder engagement

Our responsibility to shareholders is one of our core Credo values. The Board and management prioritize building and maintaining meaningful relationships with Company shareholders, including understanding and learning from their viewpoints. The Board is regularly briefed on shareholder feedback, which in turn informs Board discussions on a wide range of topics. Our Board also values directly engaging with our stakeholders and, in 2024, our Lead Director and the Chairs of the Compensation & Benefits Committee and the Regulatory Compliance & Sustainability Committee personally led engagements with many of our largest shareholders and other interested stakeholders.

Our shareholder engagement cycle

We maintain active shareholder outreach and engagement throughout the year, offering a continuous cycle of feedback and response. In early summer, we review the voting results from the prior Annual Shareholders' Meeting, Company performance and emerging topics of shareholder interest. We develop a shareholder outreach and engagement plan for the fall and review it with external advisors to ensure that our program is focused on topics of greatest interest to our shareholders. In the spring, we again meet with shareholders, with a particular focus on the upcoming Annual Shareholders' Meeting and related voting matters, our voluntary reporting in the Health for Humanity Report and any planned disclosure or governance changes in response to shareholder feedback.

Prior to the Annual Shareholders' Meeting and then again in the fall, we reach out to our 100 largest shareholders and other stakeholders to discuss and receive feedback on governance items of interest. In 2024, we reached out to shareholders representing approximately 55% of our outstanding shares and met with approximately 45 U.S. and international shareholders representing 39% of our outstanding shares. Throughout the year, we also receive and respond to shareholder inquiries and requests submitted to the Board and the Company. Shareholders may contact the Board, our Lead Director or the Company as further described on page 133.

Shareholder engagement topics



Our core shareholder engagement team comprises Company personnel with varied areas of expertise, including governance and ESG, financial performance and executive compensation. For each engagement, we supplement our core team as needed to have the right personnel available for an informed, meaningful discussion on the topics that are most important to each respective investor. During 2024, investors raised inquiries covering a wide range of important corporate governance, environmental and social stewardship, compensation and public policy issues, including the following (listed in alphabetical order):

- Biodiversity and deforestation
- Board composition
- Board oversight of risk
- Board tenure and refreshment
- Culture and human capital management
- Diversity, equity and inclusion
- ESG matters
- Executive compensation and performance metrics

- Lead Director responsibilities
- Litigation
- Pharmaceutical pricing transparency and access
- Product quality and safety
- Separation of the Chairman and CEO roles
- Shareholder engagement and communication
- Shareholder proposals
- Succession planning and talent development
- Tax policy

Shareholder feedback and response



The following table highlights several areas where our shareholders provided feedback and how the Company responded.

What we heard	What we did
In 2022, a majority of shareholders voted in favor of a proposal requesting the Company to conduct a racial justice audit.	The Board considered the voting results, solicited views of shareholders, and directed the Company to conduct an assessment. The Company retained Covington & Burling, a law firm with expertise in the area. In December 2024, Covington completed the assessment and provided its report and recommendation to the Board.
Positive feedback on the Company's disclosures with an interest in further tailoring and streamlining to clarify the Company's key priorities as a new two-segment company.	Streamlined disclosures through improved graphics and web-based presentation in the 2023 Health for Humanity Report. Focused disclosure efforts in this Proxy Statement on governance and oversight to provide the most relevant information in a user-friendly manner.
Interest in increased disclosure on our patent portfolio.	Enhanced the disclosures included in our Information about our Innovative Medicine patent portfolio available at investor.jnj.com/pipeline.

Related person transactions and Director independence

Related person transactions

Our Policy on Transactions with Related Persons requires the approval or ratification by the Nominating & Corporate Governance Committee of any transaction or series of transactions exceeding $120,000 in which our Company is a participant and any related person has a direct or indirect material interest (other than solely as a result of being a director or trustee or less than 10% owner of another entity). Related persons include our Directors and executive officers and their immediate family members and persons sharing their households. It also includes persons controlling more than 5% of our outstanding common stock.

Under our Principles of Corporate Governance and Code of Business Conduct & Ethics for Members of the Board of Directors and executive officers, all our Directors and executive officers have a duty to report to the Chairman and CEO or the Lead Director any potential conflicts of interest, including transactions with related persons. Management also has established procedures for monitoring transactions that could be subject to approval or ratification under the Policy on Transactions with Related Persons, which can be found at www.investor.jnj.com/corporate-governance.

Once a related person transaction has been identified, the Nominating & Corporate Governance Committee will review all of the relevant facts and circumstances and approve or disapprove entry into the transaction. The Committee will take into account, among other factors, whether the transaction is on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

If advance Committee approval of a transaction is not feasible, the transaction will be considered for ratification at the Committee's next regularly scheduled meeting. If a transaction relates to a member of the Committee, that member will not participate in the Committee's deliberations. In addition, the Committee Chair (or, if the transaction relates to the Committee Chair, the Lead Director) may pre-approve or ratify any related person transactions involving up to $1 million.

The following types of transactions have been deemed by the Committee to be pre-approved or ratified, even if the aggregate amount involved will exceed $120,000:

- Compensation paid by our Company for service as a director or executive officer.

- Transactions with other companies where the related person's only relationship is as a non-executive employee, less than 10% equity owner or limited partner, and the transaction does not exceed the greater of $1 million or 2% of that company's annual revenues.

- Our contributions to charitable organizations where the related person is an employee and the transaction does not exceed the lesser of $500,000 or 2% of the charitable organization's annual receipts.

- Transactions where the related person's only interest is as a holder of our stock and all holders receive proportional benefits, such as the payment of regular quarterly dividends.

- Transactions involving competitive bids.

- Transactions where the rates or charges are regulated by law or government authority.

- Transactions involving bank depositary, transfer agent, registrar, trustee under a trust indenture or a party performing similar banking services.

Transactions with related persons in 2024

A sister of Mr. Joseph Wolk, Executive Vice President, Chief Financial Officer, is a Mobility Operations Leader at Johnson & Johnson Services, Inc., a wholly-owned subsidiary of the Company, and earned $221,516 in total compensation in 2024, including base salary, any annual incentive bonus, the value of any long-term incentive award granted in 2024 and any other compensation. She also participates in the general welfare and benefit plans of Johnson & Johnson Services, Inc. Her compensation was established in accordance with Johnson & Johnson Services, Inc.'s employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions. Mr. Wolk does not have a material interest in his sister's employment, nor does he share a household with her.

Ms. Kathryn Wengel is Executive Vice President, Chief Technical Operations & Risk Officer. Ms. Wengel's brother-in-law is a partner at the law firm of Nelson Mullins Riley & Scarborough LLP (Nelson Mullins). The Company has engaged Nelson Mullins for more than twenty years. In 2024, the Company paid approximately $17.97 million to Nelson Mullins for legal services. Ms. Wengel's brother-in-law did not bill any services to Johnson & Johnson in 2024. Ms. Wengel had no involvement with respect to the retention of, or payments to, Nelson Mullins.

Additional related person transactions that occurred in 2024 are disclosed in the following table "Director independence analysis and related person transactions."

These transactions were approved by the Nominating & Corporate Governance Committee in compliance with our Policy on Transactions with Related Persons described above.

Director independence

✔ All Directors are independent except for our Chairman and CEO

It is our goal that at least two-thirds of our Directors be independent, not only as that term may be defined legally or mandated by the New York Stock Exchange (NYSE), but also without the appearance of any conflict in serving as an independent Director. The Board has determined that all non-employee Directors who served during fiscal 2024 were independent under the listing standards of the NYSE and our Standards of Independence, including: Mr. Adamczyk, Dr. Beckerle, Mr. D. S. Davis, Dr. Doudna, Ms. Hewson, Dr. Johnson, Mr. Joly, Dr. McClellan, Ms. Mulcahy, Mr. Weinberger, Dr. West and Mr. Woods.

To assist the Board in making this determination, the Board adopted Standards of Independence as part of our Principles of Corporate Governance, which can be found at www.investor.jnj.com/corporate-governance. These Standards conform to, or are stricter than, the NYSE independence standards and identify, among other things, material business, charitable and other relationships that could interfere with a Director's ability to exercise independent judgment.

As highly accomplished individuals in their respective industries, fields and communities, the non-employee Directors are affiliated with numerous corporations, educational institutions, hospitals and charities, as well as civic organizations and professional associations, many of which have business, charitable or other relationships with our Company. The Board considered each of these relationships in light of our Standards of Independence and determined that none of these relationships conflict with our interests or would impair the relevant non-employee Director's independence or judgment.

The table on the following page describes the relationships that were considered in making this determination, inclusive of any related person transactions. The nature of the transactions and relationships summarized in the following table, and the role of each of the Directors at their respective organizations, were such that none of the non-employee Directors had any direct business relationships with our Company in 2024 or received any direct personal benefit from any of these transactions or relationships.

All of the transactions and relationships of the type listed were entered into, and payments were made or received, by our Company or one of our subsidiaries in the ordinary course of business and on competitive terms. In 2022, 2023 and 2024, our transactions with or discretionary charitable contributions to each of the relevant organizations (not including gifts made under our matching gifts program) did not exceed the greater of $1 million or 1% of that organization's consolidated gross revenues and, therefore, did not exceed the thresholds in our Standards of Independence.

In the event of Board-level discussions pertaining to a potential transaction or relationship involving an organization with which a Director is affiliated, that Director would be expected to recuse himself or herself from the deliberation and decision-making process. In addition, other than potential review and approval of related person transactions under our Policy on Transactions with Related Persons described on the following page, none of the non-employee Directors has the authority to review, approve or deny any grant to or research contract with an organization.

Director independence analysis and related person transactions

Organization	Type of organization	Director	Relationship to organization	Type of transaction or relationship	2024 Aggregate magnitude
Goldman Sachs	Financial institution	D. Adamczyk	Employee	Advisory fees	<1%
Huntsman Cancer Institute[1]	Healthcare institution	M. C. Beckerle	Executive Officer	Clinical research; investigator payments	<1%
University of Utah	Educational institution	M. C. Beckerle	Employee	Sales	<1%
				Investigator payments; grants	<1% <$1m
University of California - Berkeley	Educational institution	J. A. Doudna	Employee	Charitable contributions	<1% <$1m
				Sales	<1%
				Research-related payments; sponsorships; grants	<1%
Harvard Business School	Educational institution	H. Joly	Employee	Charitable contributions	<1%
				Grants; rental payments; rebates; consulting fees; lab supplies; tuition; training programs; memberships; subscriptions	<1%
Dell Medical School (University of Texas)	Educational institution	M. B. McClellan	Employee	Sales	<1%
				Charitable contributions; grants	<1% <$1m
Duke University	Educational institution	M. B. McClellan	Employee	Sales	<1%
				Charitable contributions; grants	<1% <$1m
				Research-related payments; tuition reimbursements	<1%
Research! America	Non-profit organization	M. B. McClellan	Director	Charitable contributions	<1% <$1m
Save the Children	Non-Profit organization	A. M. Mulcahy	Trustee	Contributions	<1% <$1m
Emory University	Educational institution	M. Weinberger	Trustee	Sales	<1%
				Charitable contributions	<1% <$1m
				Grants; rebates; sponsorships	<1%
Americares	Non-profit organization	N. Y. West	Trustee	Grants; contributions	<1%
Advocate Health[2]	Profit organization	E. A. Woods	Executive Officer	Sales	<1%

Note: Any transaction or relationship under $120,000 is not listed above.

[1]   The Company made payments to Huntsman Cancer Institute of approximately $1.3 million related to clinical research and investigator payments.

[2]   The Company made payments to Advocate Health of approximately $420,364 in connection with clinical trials; Advocate Health made payments to the Company of approximately $196 million relating to sales of the Company's products in the ordinary course of business.

Director compensation

The Compensation & Benefits Committee charter requires annual review of non-employee Director compensation, including total compensation and each element of our non-employee Director compensation program.

During its annual review, the Committee analyzes the competitive position of our non-employee Director compensation program and each element of that program against the programs of the peer group used for executive compensation purposes (see page 76 for information about the executive peer group). Semler Brossy Consulting Group, the Committee's independent consultant, provides an independent assessment of the competitive data provided to the Committee and advises the Committee on non-employee Director compensation. Decisions regarding the non-employee Director compensation program are approved by the Board based on recommendations by the Committee.

Fiscal 2025 non-employee Director compensation

The Compensation & Benefits Committee's analysis in 2024 of the competitive position of our non-employee Director compensation program showed that overall compensation for non-employee Directors was approximately at peer group median. As a result, the Committee recommended and the Board approved on September 10, 2024, no changes to the Director compensation program for 2025.

2025 Non-employee Director compensation

The following non-employee Director compensation program for 2025 continues an overall compensation structure in line with the peer group median.

Cash compensation	$125,000
Lead Director cash retainer	50,000
Audit Committee Chair cash retainer	30,000
Committee Chair (other than Audit) cash retainer	25,000
Value of Deferred Share Units	205,000

Fiscal 2024 non-employee Director compensation

On September 12, 2023, based on a 2023 analysis of the competitive position of our non-employee Director compensation program, the Compensation & Benefits Committee recommended, and the Board approved, an increase to the non-employee Director compensation program for 2024.

2024 total Director compensation

This table sets forth the compensation of our Directors for fiscal 2024. For a complete understanding of the table, please read the accompanying footnotes and the narrative disclosures.

	A	B	C	D	E	F
Name		**Role for additional cash retainer**	**Fees earned or paid in cash**	**Stock awards**	**All other compensation**	**Total**
D. Adamczyk		Comm Chair	$134,180	$205,000	$20,000	$359,180
M. C. Beckerle		Comm Chair	150,000	205,000	25,000	380,000
D. S. Davis		Comm Chair	116,250	205,000	0	321,250
J. A. Doudna			125,000	205,000	20,000	350,000
M. A. Hewson		LD/Comm Chair	184,289	205,000	20,000	409,289
P. A. Johnson			125,000	205,000	30,000	360,000
H. Joly			125,000	205,000	40,000	370,000
M. B. McClellan			125,000	205,000	4,000	334,000
A. M. Mulcahy		LD/Comm Chair	165,710	205,000	20,000	390,710
M. A. Weinberger		Comm Chair	150,000	205,000	0	355,000
N. Y. West			125,000	205,000	20,000	350,000
E. A. Woods			125,000	205,000	0	330,000

Fees earned or paid in cash (Column C)

Elective fee deferrals. As described below, under the Deferred Fee Plan for Directors, non-employee Directors may elect to defer payment of all or a portion of their cash retainers until termination of Board membership. Ms. Hewson and Mr. Woods elected to defer all of the cash retainer earned by each of them during fiscal 2024. Fees for Committee chairs and Lead Director are pro-rated based on the number of days served in the calendar year.

Stock awards (Column D)

For the non-employee Directors: Deferred Share Units - mandatory deferral. All figures in column D represent the grant-date fair value computed in accordance with FASB ASC Topic 718 of Deferred Share Units (DSUs) granted to each non-employee Director on April 25, 2024. The Board approved a 2024 DSU award valued at $205,000; therefore, pursuant to the terms of the Deferred Fee Plan for Directors, each non-employee Director was granted 1,385.697 DSUs. DSUs are immediately vested but must be deferred until termination of Board membership. DSUs earn additional amounts based on a hypothetical investment in our common stock, including accruing dividend equivalents in the same amount and at the same time as dividends paid on our common stock. DSUs are settled in cash upon termination of Board membership.

All other compensation (Column E)

For the non-employee Directors: charitable matching contributions. The amounts reported in column E represent the aggregate dollar amount for each non-employee Director for charitable matching contributions. Non-employee Directors are eligible to participate in our charitable matching gift program on the same basis as employees, pursuant to which we contribute, on a two-to-one basis for every dollar donated, up to $20,000 per year per person to certain charitable institutions. The amount for each of Drs. Beckerle, Doudna, Johnson and McClellan and Mr. Joly includes matching contributions to charitable contributions made in fiscal year 2023 that were approved and paid in 2024.

Director compensation policies and practices

Deferred fee plan for Directors

Elective fee deferrals. Under the Deferred Fee Plan for Directors, non-employee Directors may elect to defer payment of all or a portion of their cash retainers until termination of Board membership. Deferred fees are converted into DSUs and earn additional amounts based on a hypothetical investment in our common stock, including accruing dividend equivalents in the same amount and at the same time as dividends paid on our common stock. DSUs are settled in cash upon termination of Board membership. Ms. Hewson and Mr. Woods elected to defer all of the cash retainer earned by each of them during fiscal 2024.

Deferred compensation balances. At December 29, 2024, the aggregate number of DSUs held in each non-employee Director's Deferred Fee Account, including mandatory deferrals, any elective fee deferrals and accrued dividend equivalents, was as follows:

Name	Deferred share units (#)
D. Adamczyk	3,803
M. C. Beckerle	13,975
J. A. Doudna	8,278
M. A. Hewson	11,380
P. A. Johnson	2,928
H. Joly	6,621
M. B. McClellan	18,302
A. M. Mulcahy	21,993
M. A. Weinberger	9,351
N. Y. West	5,217
E. A. Woods	2,804

Additional arrangements

We pay for or reimburse Directors for transportation, hotel, food and other incidental expenses related to attending Board and Committee meetings, director orientation or other relevant educational programs or Company meetings.

Stock ownership guidelines for non-employee Directors

Our stock ownership guidelines for non-employee Directors are intended to further align the Directors' interests with the interests of our shareholders. Stock ownership for the purpose of these guidelines includes shares directly owned by the Director, shares held indirectly that are beneficially owned by the Director and DSUs. All Directors are prohibited from transacting in derivative instruments linked to the performance of our securities.

Name	Stock ownership guideline as a multiple of annual cash retainer	2024 Compliance with stock ownership guidelines?	Ownership threshold met?[1]
D. Adamczyk	5x	Yes	No [2]
M. C. Beckerle	5x	Yes	Yes
D. S. Davis	5x	Yes	Yes
J. A. Doudna	5x	Yes	Yes
M. A. Hewson	5x	Yes	Yes
P. A. Johnson	5x	Yes	No [2]
H. Joly	5x	Yes	Yes
M. B. McClellan	5x	Yes	Yes
A. M. Mulcahy	5x	Yes	Yes
M. A. Weinberger	5x	Yes	Yes
N.Y. West	5x	Yes	No [2]
E. A. Woods	5x	Yes	No [2]

[1] Non-employee Directors have five years after first becoming subject to the guidelines to achieve the required ownership threshold.

[2] Joined Board within past five years.

Stock ownership information

Security ownership of certain beneficial owners, officers and Directors

This table sets forth information regarding beneficial ownership of our common stock by each Director, our Chairman and CEO, Chief Financial Officer and the three other most highly compensated executive officers named in Executive Compensation Tables on pages 86 through 118 (each a named executive officer) and by all Directors and executive officers as a group. Each of the individuals/group listed below is the owner of less than 1% of our outstanding shares. Because they serve as trustees of Johnson Family Trusts, which hold stock for the benefit of others, Mr. Duato and Mr. Wolk are deemed to "control" an additional 4,952,871 shares of our stock in which they have no economic interest, and those shares are not reflected in this table. In addition to such shares, the Directors and executive officers as a group own/control a total of 885,043 shares. In the aggregate, these 5,837,914 shares represent less than 1% of the shares outstanding. All stock ownership is as of February 25, 2025.

Beneficial ownership table

Name	Number of common shares[1] (#)	Deferred share units[2] (#)	Common shares underlying options or stock units[3] (#)	Total number of shares beneficially owned[4] (#)
D. Adamczyk	1,063	3,803	0	4,866
M. C. Beckerle	0	13,975	0	13,975
J. A. Doudna	0	8,278	0	8,278
J. Duato	407,765	0	987,499	1,395,264
M. A. Hewson	3,000	11,380	0	14,380
P. A. Johnson	202	2,928	0	3,130
H. Joly	5,000	6,621	0	11,621
M. B. McClellan	0	18,302	0	18,302
A. M. Mulcahy	8,411	21,993	0	30,404
J. Reed	15,542	0	21,721	37,263
T. Schmid	17,748	0	135,608	153,356
J. Taubert	178,013	0	533,228	711,241
M. A. Weinberger	1,000	9,351	0	10,351
N. Y. West	0	5,217	0	5,217
J. Wolk	84,948	0	453,611	538,559
E. A. Woods	250	2,805	0	3,055
All Directors and executive officers as a group (21)	885,043	104,653	2,788,408	3,778,104

[1] The shares described as owned are shares of our common stock directly or indirectly owned by each listed person, including shares held in the 401(k) and Employee Stock Ownership Plans and by members of his or her household, and are held individually, jointly or pursuant to a trust arrangement.

[2] Includes Deferred Share Units credited to non-employee Directors under our Amended and Restated Deferred Fee Plan for Directors and Deferred Share Units credited to the executive officers under our Executive Income Deferral Plan (Amended and Restated), if any.

[3] Includes shares underlying options exercisable on February 25, 2025, options that become exercisable within 60 days thereafter and Restricted Share Units that vest within 60 days thereafter.

[4] Information regarding stock ownership guidelines for named executive officers is found on page 81 and at www.investor.jnj.com/governance/corporate-governance-overview.

The table below sets forth information regarding the only persons known to us to be the beneficial owners of more than five percent of any class of our voting securities. The information in the table below is based solely on information included in Schedule 13G filings by each of the listed persons as of the most recent practicable date. We have no reason to believe that such information is not complete or accurate or that a statement or amendment to any Schedule 13G filing should have been filed and was not.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership	Percent of class
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19355	Common stock	229,372,559 shares[1]	9.52 %
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	Common stock	186,308,341 shares[2]	7.7 %
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	Common stock	132,996,283 shares[3]	5.5 %

[1] Based solely on an Amendment to Schedule 13G filed with the SEC on February 13, 2024, The Vanguard Group (Vanguard) reported aggregate beneficial ownership of 229,372,559 shares of our common stock. Vanguard reported that it possessed sole dispositive power of 219,263,309 shares, shared dispositive power of 10,109,250 shares and shared voting power of 2,806,101 shares. Vanguard also reported that it did not possess sole voting power over any shares beneficially owned.

[2] Based solely on an Amendment to Schedule 13G filed with the SEC on January 26, 2024, BlackRock, Inc. (Black Rock) reported aggregate beneficial ownership of 186,308,341 shares of our common stock. BlackRock reported that it possessed sole voting power of 168,179,492 shares and sole dispositive power of 186,308,341 shares. BlackRock also reported that it did not possess shared voting or dispositive power over any shares beneficially owned.

[3] Based solely on a Schedule 13G filed with the SEC on January 30, 2024, State Street Corporation (State Street) reported aggregate beneficial ownership of 132,996,283 shares of our common stock. State Street reported that it possessed shared voting power of 84,902,678 shares and shared dispositive power of 132,904,295 shares. State Street also reported that it did not possess sole voting or sole dispositive power over any shares beneficially owned.

As a result of being beneficial owners of more than 5% of our stock, Vanguard, BlackRock and State Street are currently considered related persons under our Policy on Transactions with Related Persons described on page 43.

- Certain of our U.S. and international employee savings and retirement plans and other affiliates have retained BlackRock and its affiliates to provide investment management services. In connection with these services, we paid BlackRock approximately $2 million in fees during fiscal year 2024.

- Certain of our U.S. and international employee savings and retirement plans and other affiliates have retained State Street and its affiliates to provide investment management, trustee, custodial, administrative and ancillary investment services. In connection with these services, we paid State Street approximately $8.9 million in fees during fiscal year 2024.

Delinquent Section 16(a) reporting

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who beneficially own more than 10% of the outstanding shares of our ordinary shares to file reports of their stock ownership and changes in their ownership of our ordinary shares with the SEC. Based solely on a review of the reports filed for fiscal year 2024, we believe that all Section 16(a) reports were filed on a timely basis, except that a late report on Form 4 was filed on October 15, 2024 by D.S. Davis reporting a transaction dated April 25, 2024; a late report on Form 4 was filed on October 21, 2024 by J. J. Wolk reporting a transaction dated May 22, 2024; and a Form 3 timely filed by Mr. Woods inadvertently omitted shares held in a trust and a late report on Form 4 by Mr. Woods for one transaction by the trust on April 30, 2024, both of which were subsequently reported in a late Form 5.

Compensation of executives

2 Advisory vote to approve named executive officer compensation

We believe our executive compensation program promotes long-term value creation and aligns our executives' interests with our shareholders' interests. Pay for performance, accountability for short-term and long-term performance, alignment with shareholders' interests and market competitiveness are our guiding principles.

We assess our executives' performance by reviewing what objectives they achieved and how they achieved those results. Specifically, whether they achieved the results consistent with the values embodied in Our Credo.

The Board and the Compensation & Benefits Committee value the opinions of our shareholders. They will consider this vote's outcome when deciding on our executive compensation program and named executive officers' compensation. However, the results of this vote will not be binding on the Board or the Company because it is an advisory vote.

We have been holding annual advisory votes on our executive compensation. So, we expect that, after the 2025 vote, the next vote will occur at the 2026 Annual Meeting of Shareholders. However, the Board could modify its policy on the frequency of holding the votes.

> ✓ **The Board of Directors recommends that you vote FOR approval of our named executive officers' compensation and executive compensation philosophy, policies and procedures described in the Compensation Discussion and Analysis (CD&A) section of this Proxy Statement.**

Before you vote, we urge you to read the following for additional details on our executive compensation

- Compensation Discussion and Analysis on pages 55 to 85
- Executive Compensation Tables on pages 86 to 119

When casting your 2025 Say on Pay vote, we encourage you to consider:

- Our financial performance was strong.
- Our named executive officers' (NEOs) 2024 compensation is aligned with our performance.
  - Annual incentive payouts are aligned to business performance.
  - Long-term incentive performance share unit payouts are based on our financial results and our relative total shareholder return.
- We tie more than two-thirds of our named executive officers' compensation to our stock – aligned with shareholders' interests.
- We engage with our shareholders on our executive compensation program and evaluate our programs to ensure alignment with our shareholders' interests.

A message from our Compensation & Benefits Committee

Dear fellow shareholders:

Johnson & Johnson delivered strong results in 2024. The Company delivered on its ambition to serve more patients and customers worldwide, and invested in innovation to strengthen the pipeline.

The Company remains the global leader in healthcare, driven by its exclusive focus on Innovative Medicine and MedTech and commitment to innovation. Overall, the Company met or exceeded the financial goals set at the start of the year. In addition, the Company continued to strengthen its innovation pipeline in high-growth segments.

Every year, we review the executive compensation structure to ensure that we are incentivizing strong results in a manner that is consistent with the values embodied in Our Credo. We actively solicit shareholder input regarding our executive compensation practices. The Company's 2024 Say on Pay vote reflected robust shareholder endorsement with 90% approval, which we attribute to our proactive engagement with shareholders, continuous refinement of our compensation structure, and aligned pay and performance outcomes.

Consistent with prior years, in assessing 2024 performance, we conducted our annual joint review with the Audit Committee of all items excluded from non-GAAP performance measures for the purpose of measuring results under the incentive compensation plans. The Committee believes that using certain non-GAAP metrics, which is common among our peers, helps avoid both windfalls and penalties that are beyond the control of executives, while promoting accountability and aligning compensation to performance objectives that accurately reflect underlying company performance. For example, the 2024 annual incentive results and payout factors have excluded the $5.1 billion settlement charge related to talc matters in accordance with the Company's adjusted non-GAAP results policies and past practices. We determined that the compensation program encompassed the effect of special items through their impact on our long-term equity compensation and that no further adjustments to incentive payouts were warranted.

As a reflection of the Company's strong 2024 financial and strategic results, the Enterprise annual incentives were achieved at 115.0% of target. Due to the Company's relative total shareholder return performance, the 2022-2024 PSUs paid out at 63.6% of target. These outcomes further demonstrate our executives' alignment with shareholders and are consistent with the Company's pay for performance philosophy.

We are confident that the future of the Company is strong and supported by a compensation program that rewards performance and aligns with shareholders' interests. We thank you for your continued feedback and respectfully request your support for our 2025 Say on Pay proposal.

Sincerely,

Marillyn A. Hewson
Chair

Darius Adamczyk



Eugene A. Woods

Compensation Committee report

The Compensation & Benefits Committee of the Board (the Committee) reviewed the following Compensation Discussion and Analysis with management. Based on this review, the Committee recommended to the Board to:

• Include the Compensation Discussion and Analysis in this Proxy Statement and

• Incorporate it by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2024.

The Compensation Discussion and Analysis appears on pages 55 through 85 of this Proxy Statement.

Marillyn A. Hewson, Chair
Darius Adamczyk
Eugene A. Woods

Compensation discussion and analysis

2024 NEOs Currently Serving



Joaquin Duato
Chairman of the Board and Chief Executive Officer



Joseph Wolk
Executive Vice President, Chief Financial Officer



Tim Schmid
Executive Vice President, Worldwide Chairman, MedTech



Jennifer Taubert
Executive Vice President, Worldwide Chairman, Innovative Medicine



John Reed, M.D., Ph.D.
Executive Vice President, Innovative Medicine, R&D

2024 Executive compensation summary

Our Credo

Since 1943, Our Credo has guided us in fulfilling our responsibilities to our customers, employees, communities and shareholders. We assess our executives' performance by reviewing what objectives they achieved and how they achieved those results. We consider whether they achieved the results consistent with the values embodied in Our Credo and the long-term impact of their decisions.

2024 Compensation highlights

Pay mix

Our named executive officers' pay mix at target emphasizes long-term compensation.

2024 Pay mix at target



Company performance and incentive determinations

2024 performance. We delivered strong performance in 2024. We exceeded our 2024 Enterprise financial goals and performed well against key Enterprise strategic objectives.

2024 annual incentives. Our 2024 annual incentives paid out at 115.0% of target based on the Company's combined financial and strategic performance. We weighted financial performance 70% and strategic performance 30%. Our financial performance payout factor was 128.8%. Our strategic performance payout factor was 94.0%. The Committee used its discretion to lower the payout from 118.4% to 115.0% based on its holistic assessment of Company performance in 2024.

We describe our 2024 annual incentive goals and performance on pages 64 to 66.

2022-2024 performance share units (PSUs). Our 2022-2024 PSUs paid out at 63.6% of target. We describe the performance of our 2022-2024 PSUs in more detail on page 67.

Total direct compensation

The Committee focuses primarily on total direct compensation (TDC) in making annual pay decisions. TDC includes the three main elements of executive compensation: base salary, annual incentives and long-term incentives. These elements are discussed in detail on pages 62 to 67.

An executive's total direct compensation reflects the Committee's assessment of Company, business unit and individual performance for the year. For this reason, 2024 TDC includes:

- Base salary earned in 2024,
- 2024 annual incentives and
- The planned long-term incentive (LTI) amounts approved by the Committee in February 2025, which were based on its assessment of 2024 performance.

2024 TDC differs from the values shown in the Summary Compensation Table on page 89 because the Summary Compensation Table includes:

- The grant date fair value of February 2024 LTI awards, which were based on the Committee's assessment of 2023 performance and
- Certain elements that we exclude from total direct compensation because they are not tied to performance and fall outside the scope of the Committee's annual pay decisions (such as changes in pension values and other compensation components).

2024 Total direct compensation

	Base salary	Annual incentives	Long-term incentives	Total direct compensation
J. Duato	$1,600,000	$3,220,000	$19,760,000	$24,580,000
J. Wolk	1,212,308	1,754,000	8,235,000	11,201,308
T. Schmid	896,308	1,294,000	4,500,000	6,690,308
J. Taubert	1,192,308	1,725,000	8,100,000	11,017,308
J. Reed	1,192,308	1,725,000	8,100,000	11,017,308

2024 Say on Pay results and shareholder engagement

What we heard

Shareholders cast approximately 90% of their votes in favor of our executive compensation program as disclosed in our 2024 Proxy Statement (the Say on Pay vote). We believe that our direct engagement with our shareholders and the changes we made over the years helped us achieve this strong support. We describe our shareholder engagement in detail on page 41.



90%
Approve Say
on Pay

What we did

Shareholder engagement. We begin our shareholder engagement program in the fall and continue it throughout the year. We develop our fall shareholder engagement plan in early summer. We consider the voting results from the prior Annual Shareholders' Meeting, our current performance, the external environment and market trends. We also review our engagement plan with our advisors to ensure that we are focused on the topics of greatest interest to our shareholders. During the fall engagement season:



55%
of our outstanding shares

We reached out to shareholders representing approximately 55% of our shares outstanding.



39%
of our outstanding shares

We engaged with 45 U.S. and international institutional shareholders representing approximately 39% of our shares outstanding.

We met with proxy advisory firms and other interested parties.

Our Committee Chair and Lead Director led many of these meetings, including with eight of our top 25 shareholders.

Shareholder engagement topics. Our shareholders have many different areas of interest. For each meeting, we try to have the right personnel available to have informed discussions on the topics that are most important to each shareholder. Our 2024 engagement and other governance exchanges covered a wide range of important corporate governance, environmental and social stewardship, compensation and public policy issues.

Treatment of special items including litigation charges in our compensation program.

The Committee believes that using non-GAAP metrics is an appropriate way to measure company performance for incentive plan purposes. Adjusting special items from GAAP results ultimately provides a more representative and comparable view of our operating performance. It also aligns with the performance metrics provided in our earnings guidance, financial reporting and other Company disclosures. This practice is common among our peers and helps avoid both unmerited windfalls and penalties that are beyond the control of executives.

The Compensation & Benefits Committee and the Audit Committee continue to meet every year to review all special items excluded from non-GAAP incentive plan performance metrics. The Compensation & Benefits Committee meets in executive session to decide whether to include or exclude each special item (including significant one-time litigation charges) considering the facts and circumstances. The table below lists factors the Compensation & Benefits Committee considers in its review:

Factor	Committee perspective
Alignment of shareholder and executive interests	The Committee strives to closely align the Company's compensation programs with the experience of our shareholders. We carefully consider feedback from our shareholders regarding compensation programs, policies and decisions.
Best interests of the Company and shareholders	The Committee considers the totality of the circumstances in deciding whether excluding a special item is in the best interest of the Company or shareholders. Executives should not be rewarded for windfalls or penalized for making difficult decisions.
Impact on behavior	The Committee considers whether the exclusion of each special item will incentivize future executive decision-making in the best interests of the Company and shareholders.
Role of current executives	The Committee considers the roles of the executives and whether these individuals had any responsibility or alleged misconduct related to the underlying cause of the excluded item.
Legal determination of responsibility	Regarding legal settlements, a legal determination of fault or admission of wrongdoing related to litigation charges may inform an assessment of responsibility and therefore impact compensation.

Fiscal 2024 special items - litigation.

The Company recorded an accounting charge of $5.1 billion related to talc matters in 2024. Consistent with the factors described above, the Committee considered this litigation-related charge to determine the appropriate treatment for purposes of the executive compensation program.

In determining whether to include or exclude the $5.1 billion settlement charge from executive incentive metrics, the Committee considered the following factors, among others:

- **Alignment of shareholder and executive interests.** More than two-thirds of our named executive officers' compensation is tied to our stock and aligned with shareholder interests. Executives must also meet published stock ownership requirements. To the extent significant litigation charges impact the Company's stock price, positively or negatively, our executives' pay is similarly impacted.

- **Best interests of the Company and shareholders and impact on behavior.** The Committee considered the amount of executive pay with the talc litigation charge included and excluded. The Committee believes that incentives strongly motivate behavior. Including this significant charge in the executives' performance metrics could motivate executives to postpone or forgo legal actions or settlements that are in shareholders' long-term interests.

- **Role of current executives.** The underlying events and decisions that resulted in the talc-related litigation charges occurred before Company executives assumed their current roles. Company executives have taken steps to mitigate the impact of the litigation on behalf of the Company and shareholders. The executive team determined that it was in the best interest of the Company and shareholders to resolve this matter as efficiently as possible.

- **Legal determination of responsibility.** Johnson & Johnson has made no admission of wrongdoing, nor has the Company changed its longstanding position that its talcum powder products are safe. The Company has prevailed in the majority of cases tried and continues to stress that the talc claims are unfounded and lack scientific merit.

Based on the totality of the circumstances, the Committee determined it to be in the best interest of the Company and shareholders to exclude the $5.1 billion talc settlement charge from 2024 incentive plan results.

Compensation governance best practices

We believe that our executive compensation program includes key features that align the interests of the named executive officers with our shareholders and does not include features that could misalign their interests.

What we do

- ✔ Align CEO and executive pay with Company performance.
- ✔ Align the majority of named executive officer pay with shareholders through long-term incentives.
- ✔ Balance short-term and long-term incentives.
- ✔ Cap incentive awards.
- ✔ Require executives to own significant amounts of Company stock.
- ✔ Employ a compensation recoupment policy applicable to our named executive officers.
- ✔ Actively engage with our shareholders.
- ✔ Engage an independent compensation consultant reporting directly to the Committee.
- ✔ Hold an advisory vote to approve named executive officer compensation annually.

What we don't do

- ✖ No automatic or guaranteed annual salary increases.
- ✖ No guaranteed annual or long-term incentive awards.
- ✖ No above-median targeting of executive compensation.
- ✖ No automatic single-trigger equity acceleration.
- ✖ No tax gross-ups (unless they are provided pursuant to our standard relocation practices).
- ✖ No option repricing without shareholder approval.
- ✖ No hedging, pledging or short selling of Company stock.
- ✖ No long-term incentive backdating.
- ✖ No dividend equivalents on unvested long-term incentives.

We do not have any change-in-control agreements in place for any of the named executive officers. Our 2022 Long-Term Incentive Plan only provides for a change-in-control benefit in the event that outstanding awards granted under the plan are not assumed or substituted by the acquirer in connection with a change-in-control. If that is the case, the awards will vest and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels as of the date of the change-in-control. If outstanding awards are assumed or substituted, the awards will remain outstanding and will continue to vest following the change-in-control.

2024 Executive compensation

Guiding principles

We design our executive compensation program to attract, retain and motivate global business leaders who can achieve financial and strategic objectives and build long-term shareholder value. We use the following guiding principles to design our compensation programs:

- **Pay for performance.** We tie annual incentive payouts and long-term incentive grants to the performance of the Company, the individual's segment or function and the individual.

- **Accountability for short-term and long-term performance.** We structure performance-based compensation to reward an appropriate balance of short-term and long-term financial and strategic business results, with an emphasis on managing the business for long-term results.

- **Alignment to shareholders' interests.** We structure performance-based compensation to align the interests of our named executive officers with the long-term interests of our shareholders.

- **Competitiveness.** We compare our practices against appropriate peer companies that are of similar size and complexity so we can continue to attract, retain and motivate high-performing executives.

The Board is responsible for oversight of risk management (including product development, supply chain and quality risks) as described under Oversight of our Company beginning on page 35. Our compensation program's emphasis on long-term value helps to reduce the possibility that our executives make excessively risky business decisions that could maximize short-term results at the expense of long-term value.

Components of executive compensation

Base salary, annual incentive and long-term incentives

Below we describe the components of our total direct compensation, how we determine each component's amount and why we pay them.

Component	Form	Vesting / performance period	How we determine the amount	Why we pay each component
Base salary	Cash	Ongoing	• We base salary rates on: • Competitive data • Scope of responsibilities • Work experience • Time in position • Internal equity • Individual performance	• Recognizes job responsibilities.
Annual incentive	Cash	1 year	• We set target awards as a percent of salary based on competitive data. • We determine award payouts based on business and individual performance.	• Motivates attainment of our near-term priorities, consistent with our long-term strategic plan.
Long-term incentives	Equity	3 years (options: 10-year term)	• We set target awards as a percent of salary based on competitive data. • We grant long-term incentives based on business and individual performance, contribution and long-term potential. • We determine payouts based on achievement of long-term operational goals, TSR and share price appreciation.	• Motivates attainment of our long-term goals, TSR and share price growth. • Retains executives.

Long-term incentives

Below we describe the forms of long-term incentives we use for our named executive officers, their weighting, performance periods, how the payouts are determined and why we use them.

Long-term incentive form	Mix	Vesting / performance period	How payouts are determined	Why we use them
Performance share units (PSUs)	60%	• 0% to 200% vested three years after grant	• **1/2 Earnings per share:** three-year cumulative adjusted operational EPS. • **1/2 Relative total shareholder return (TSR):** three-year compound annual growth rate versus the competitor composite peer group. • **Share price**	• Aligns with our long-term objective of growing quality earnings. • Reflects overall TSR outcomes relative to our competitors. • Ties PSU value directly to the share price.
Options	30%	• 1/3 of grant vests per year • 10-year term	• **Share price appreciation**	• Motivates share price appreciation over the long-term. • Reinforces emphasis on long-term growth aligned with our objectives.
Restricted share units (RSUs)	10%	• 1/3 of grant vests per year	• **Share price**	• Ties RSU value directly to the share price.

Notes:

• Cumulative adjusted operational EPS is a non-GAAP measure. See page 85 for details.

• No dividend equivalents are paid on our PSUs, options or RSUs.

2024 Annual incentive goals and performance

Performance against our Enterprise 2024 financial goals (70% weight)

2024 Financial goals

Our operational sales and adjusted operational EPS financial targets align with the guidance we provided to the investment community. We believe this links our compensation to how effectively we deliver on our public commitments to our shareholders. We set our goals based on our objective of creating long-term sustainable value, our product portfolio and pipeline, and competitive benchmarking. See Our annual incentive goal-setting process on page 66 for details.

We established maximum and threshold payout levels around the financial targets based on a review of historical performance for each metric. If performance falls between threshold and target or between target and maximum, we determine the payout factor using interpolation. If performance falls below threshold for a goal, the percentage earned for that goal is 0%.

For the purposes of assessing performance under our annual incentive program, we make certain adjustments to our financial measures that have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP), as detailed on page 83 and 84.

2024 Financial results

The Company's performance was strong compared to our goals. At the Enterprise level, we exceeded our operational sales, adjusted operational EPS, and our free cash flow goals.

As shown below, our annual incentive financial payout factor was 128.8%.

2024 Financial measures	Weight	Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	Results	Calculated payout	Weighted payout
Operational sales ($ millions)	33.3%	$84,170	$88,600	$93,030	$89,385	117.7%	39.2%
Adjusted operational EPS	33.3%	$10.12	$10.65	$11.18	$10.91	148.8%	49.6%
Free cash flow ($ millions)	33.3%	$15,300	$17,000	$18,700	$17,341	120.1%	40.0%
Financial payout factor							**128.8%**

Note: Operational sales, adjusted operational EPS and free cash flow are non-GAAP measures. See pages 83 and 84 for reconciliations to GAAP measures of performance.

Performance against our Enterprise long-term strategic goals (30% weight)

2024 Strategic goals

The Committee determines the strategic payout factor within a range of 0% to 200% based on its evaluation of performance versus our strategic objectives.

Our strategic objectives cover a range of items critical to both our short- and long-term success. We prioritize excellence in our operational execution, product development, pipeline growth, our employees, key strategic initiatives that enable our continued growth and performance against our purpose-driven objectives.

Not all strategic goals are measured against quantitative performance criteria because some goals are qualitative. The Committee considers both quantitative and qualitative results and applies discretion when evaluating performance and determining the payout factor.

2024 Strategic performance

Based on its evaluation of our performance against our strategic goals, the Committee determined a payout factor of 94.0% of target appropriately recognized both the successes and disappointments we experienced during 2024. The Committee's assessment of our strategic goals and results is shown in the following table.

2024 Strategic goals	2024 Assessment highlights
Critical business objectives	• We performed strongly against our product pipeline value and innovation platform goals. We also achieved all of our priority R&D milestones.
	• Our performance on our supply chain goals was mixed, in part due to macroeconomic challenges.
	• We continued to modernize our technology ecosystem, expand our cybersecurity foundation, and increase our cloud adoptions.
Enabling our purpose	• We made substantial progress against our human capital management goals, enhancing our talent pipeline and succession planning as well as the retention of Executive Committee and segment leaders.
	• We met our quality and compliance objectives, closing audit remediation gaps and reducing the number of health authority actions.
	• We achieved all of our key safety goals.
	• We exceeded our global sustainability goals and continued to advance our efforts to fight global public health challenges.
Enterprise strategic payout factor	**94.0%**

2024 Annual incentives

The 2024 annual incentive payouts for our named executive officers were based 70% on Enterprise financial goals and 30% on Enterprise strategic goals.

We evaluate our financial goals against identified threshold, target and maximum levels of performance. The Committee, in its sole discretion, determines the strategic payout factor based on its evaluation of performance versus our strategic goals. In addition, the Committee may adjust individual awards within a range of 0x to 1.2x on an exception basis (subject to the 200% of target maximum). The Committee did not adjust any individual 2024 annual incentive payouts on an exception basis.

The payouts can range from 0% to 200% of the target award as illustrated below.



Summary of named executive officer annual incentive payouts

This table shows the final payout factor for our named executive officers in 2024.

	Weight	2024 Payout factors	Weighted payout
Enterprise financial	70.0%	128.8%	90.2%
Enterprise strategic	30.0%	94.0%	28.2%
Calculated Enterprise payout factor			118.4%
Discretionary reduction			(3.4%)
Enterprise payout factor			115.0%

The Committee used its discretion to reduce the Enterprise payout factor by 3.4% percentage points, to 115.0% based on its holistic assessment of Company performance in 2024.

Our annual incentive goal-setting process

Each fall, we develop our goals for the coming year. We use our financial goals to develop the estimates that we provide to the investment community. Our financial goals are aligned with our long-term strategic plan and promote long-term, sustainable value creation.

We use the following approach in setting our financial targets:

- **Operational sales.** We set our 2024 operational sales growth goal considering:
  - Our strategic objective to exceed market growth using the breadth of our portfolio.
  - Driving innovation and market-leading sales growth in Innovative Medicine and MedTech.
  - Medical devices market recovery.
  - Maximizing the value of recently launched products.
- **Adjusted operational EPS.** We set our 2024 adjusted operational EPS growth goal considering:
  - Our 2024 operational sales growth goal and the drivers of that growth.
  - Our strategic plan, financial principles, competitive position and investment strategies.
- **Free cash flow.** We set our 2024 free cash flow goal considering:
  - Our productivity in generating free cash flow from net income.
  - Budgeted amounts for anticipated significant events.

2022-2024 Performance share unit payout

2022-2024 PSU performance versus goals and payout as a percent of target

Reflecting our Company's pay for performance philosophy, our 2022-2024 PSUs paid out at 63.6% of target as shown in the table below. Our 2022-2024 adjusted operational EPS performance was above target. However, our 2022-2024 TSR compound annual growth rate (CAGR) fell below threshold.

If performance falls between threshold and target or between target and maximum, we determine the percentage of target earned using interpolation. If performance is below threshold for a goal, the percentage of target earned for that goal is 0%. If TSR is negative, the percentage of target earned based on TSR performance would be capped at 100%.

PSU Measure	Weight	Threshold (50% payout)	Target (100% payout)	Maximum (200% payout)	Actual	Calculated payout	Weighted payout
2022-2024 Cumulative adjusted operational EPS	1/2	$28.37	$31.52	$34.67	$32.38	127.3%	63.6%
2022-2024 Relative TSR (CAGR)	1/2	10% below composite	Equal to composite	10% above composite	(11.1) points	0.0%	0.0%
PSU payout factor							**63.6%**

Note: Cumulative adjusted operational EPS is a non-GAAP measure. See page 85 for details. The sum of the individual components may not reflect the total payout factor due to rounding.

Our PSU goal setting process

Our PSU goals are based on our long-term strategic plan, promote long-term sustainable value creation, and take into account our product portfolio and pipeline, anticipated healthcare market growth and other external factors, including the competitive landscape.

Cumulative adjusted operational EPS. We set the EPS goal based on:

- The operational EPS guidance provided to the investment community for the first year of the performance period.
- The sales and EPS targets included in our strategic plan for the second and third years of the performance period.
- Analysts' expectations for the Company and the competitor composite peer group.
- An EPS growth to sales growth multiple aligned with a long-term goal of growing net income faster than sales.

Relative total shareholder return. We set the three-year relative TSR goal to meet the performance of our competitor composite peer group. See page 78 for more information on our competitor composite peer group.

Executive perquisites and other benefits

Our named executive officers participate in the same employee benefits provided to all other non-union U.S. employees. In addition, they participate in the following benefits and perquisites:

- **Executive life insurance.** Effective January 2015, we closed this program to new participants. We grandfathered prior participants. Mr. Wolk and Ms. Taubert participated in the program in 2024.

- **Personal use of Company aircraft.** Our named executive officers may use Company aircraft for limited personal travel. This perquisite is intended to benefit the Company and our shareholders by enhancing productivity, minimizing distractions and ensuring the safety of our executives.

  As part of an internal security assessment conducted because of increased threats, effective December 2024, the Chief Executive Officer is required to use the Company aircraft for all personal and business travel. Other changes to our security policies are outlined in the personal and home security section below.

  We include the incremental cost to the Company to provide this perquisite in the perquisites and other personal benefits detail on page 93. These values are not amounts that are paid directly to our named executive officers.

- **Personal and home security.** The Board believes it is important to provide home and personal security to our named executive officers due to the nature of our healthcare business, the Company's internal review of our security protocols and risks, and because the Board believes our executives should not be placed at personal risk due to their association with the Company. Therefore, we provide for a limited number of security-related services to our named executive officers:

  - **Home security.** We provide limited home security systems at personal residences.

  - **Cybersecurity.** We provide cybersecurity and digital security monitoring services through a third-party service provider.

  - **Personal transportation security.** As part of an internal security assessment conducted because of increased threats, effective December 2024, the Chief Executive Officer is required to use an armed driver and a secure Company vehicle for all business and personal travel, including commuting. An armed driver and a secure Company vehicle are also available to our other named executive officers for personal use (including commuting). We may, based on ongoing review and advice from security experts, decide to provide additional security services to our executives as determined to be necessary and in the best interest of the Company and our shareholders.

    We include the incremental cost to the Company to provide personal and home security in the perquisites and other personal benefits detail on page 93. These values are not amounts that are paid directly to our named executive officers.

We detail the executive life insurance premiums paid, values of personal use of Company aircraft, and personal and home security related costs in the All other compensation detail on pages 93 through 94. Our named executive officers pay the income taxes due on the value of these benefits and perquisites, and the Company does not provide any tax assistance to our named executive officers related to such amounts.

Compensation decisions for 2024 performance

Total direct compensation decisions

In January and February of each year, we assess the performance of our named executive officers and we determine the:

- **Annual incentive** payout for the prior year's performance.
- **Long-term incentives** granted in the first quarter of the year based on the prior-year's performance.
- **Salary rate** for the upcoming year.

The independent Directors approve the compensation decisions for the Chief Executive Officer. The Committee approves the compensation decisions for all other named executive officers.

Reconciliation of total direct compensation



What is "total direct compensation"?

In contrast to the summary compensation table (on page 89), our discussion of CEO and NEO pay decisions in this proxy (on pages 70 to 73) uses a measure called "total direct compensation," which the Committee believes provides a more accurate picture of its annual pay decisions and reflects its most recent assessment of Company and individual performance. Total direct compensation includes 2024 salary, 2024 annual incentive for the completed performance year and long-term incentives as described below.

How the Committee views LTI award values

Total direct compensation	Includes the planned value of LTI awards approved by the Committee and granted in February 2025.	Award values relate to the Committee's assessment of 2024 performance.
Summary compensation table	Includes the grant date fair value of LTI awards granted in February 2024.	Award values relate to the Committee's assessment of 2023 performance.

SEC rules require the LTI awards granted in February 2024 to be reported in the summary compensation table in this Proxy Statement with a different valuation methodology than we use for total direct compensation. In addition, the compensation values reported in the summary compensation table include certain elements that we exclude from total direct compensation because they are not tied to performance and fall outside the scope of the Committee's annual pay decisions (such as changes in pension values and other compensation components).

NEO performance and compensation summaries

CEO performance

Joaquin Duato



Chairman of the Board and Chief Executive Officer

Performance

The Board assessed Mr. Duato's 2024 performance primarily upon its evaluation of the Company's performance. The Company's 2024 performance is summarized under 2024 Annual incentive goals and performance on pages 64 through 66.

The Board believes the Company largely met or exceeded its combined financial and strategic goals in 2024 under Mr. Duato's leadership. The Board recognized Mr. Duato's performance by awarding him an annual performance bonus at 115.0% of target and long-term incentives at 130% of target. After reviewing market data and other factors, the Board did not change Mr. Duato's salary rate for 2025.

At the Enterprise level, we exceeded our operational sales, adjusted operational EPS and free cash flow goals.

In addition to our Company's overall performance, the Board evaluated Mr. Duato's performance against a set of strategic priorities. Mr. Duato:

- Performed strongly against our product pipeline value and innovation platform goals, ensuring we achieved all of our priority R&D milestones.

- Made substantial progress against our human capital management goals, enhancing our talent pipeline and succession planning as well as the retention of Executive Committee and segment leaders.

- Advanced year-over-year capital allocation across R&D, acquisitions and dividends to shareholders.

- Accelerated our focus on data science, AI and cybersecurity.

2024 Total direct compensation

Total direct compensation: $24,580,000



Long-term incentive: $19,760,000 — 80%

RSUs (10%): $1,976,000

Options (30%): $5,928,000

PSUs (60%): $11,856,000

Annual incentive: $3,220,000 — 13%

Salary earned: $1,600,000 — 7%

2025 Base salary rate

Mr. Duato's base salary rate did not change in 2025.

Compensation decisions for 2024 CEO performance

- In determining Mr. Duato's 2024 annual incentive payout, the Board used the 2024 Enterprise annual incentive payout factor of 115.0% as summarized under 2024 Annual incentive goals and performance beginning on page 64.

- The Board approved Mr. Duato's long-term incentives for performance in 2024 at 130% of target in February 2025 to recognize his contributions during 2024 in fulfilling Our Credo responsibilities and improving our long-term financial outlook. The Board believes the long-term incentives will further align Mr. Duato's and shareholders' interests.

- Mr. Duato's total direct compensation for 2022-2024 is displayed in the table below.

	2022		2023		2024	
	Amount ($)	Percent of target (%)	Amount ($)	Percent of target (%)	Amount ($)	Percent of target (%)
Salary earned	$1,490,962		$1,584,615		$1,600,000	
Annual incentive payout	2,390,000	91.0%	3,650,000	130.4%	3,220,000	115.0%
Long-term incentive awards	15,990,000	130.0%	16,400,000	125.0%	19,760,000	130.0%
Total direct compensation	**$19,870,962**		**$21,634,615**		**$24,580,000**	

Other named executive officer performance

The Committee assessed of each of the other named executive officers based on its evaluation of the Company's performance and the individual performance of each named executive officer. Each of the named executive officers contributed to the Company's performance as a member of the Executive Committee and as a leader of a business or a function. See pages 64 through 66 for the Committee's evaluation of the Company's performance for 2024.

Note: The sum of the individual components of the bar charts may not reflect the total payout factor due to rounding.

Joseph Wolk



Executive Vice President, Chief Financial Officer

Performance

In addition to his contribution to our Company's overall performance, Mr. Wolk:

- Led our financial management processes that surpassed financial goals by actively planning, overseeing and streamlining Enterprise budgets.

- Successfully prioritized key strategic portfolio choices and capital allocation deployment.

- Advanced digital transformation across the Company, led by the finance and global services functions adopting best in class financial processes and technology platforms.

2024 Total direct compensation

Total direct compensation: $11,201,308



Long-term incentive: $8,235,000 — 74%
RSUs (10%): $823,500
Options (30%): $2,470,500
PSUs (60%): $4,941,000

Annual incentive: $1,754,000 — 16%
Salary earned: $1,212,308 — 11%

2025 Base salary rate

Mr. Wolk's base salary rate increased from $1,220,000 in 2024 to $1,244,400 in 2025.

Tim Schmid



Executive Vice President, Worldwide Chairman, MedTech

Performance

In addition to his contribution to our Company's overall performance, Mr. Schmid:

- Strengthened our MedTech pipeline, delivering across all major organic innovation and clinical milestones.

- Accelerated our portfolio shift into high-growth MedTech segments with more than 30 business development transactions, including the successful acquisitions of Shockwave and V-Wave, and the divestiture of Acclarent.

- Restructured the MedTech segment, deploying a new end-to-end operating model focused on enhancing speed of decision making, execution and accountability.

2024 Total direct compensation

Total direct compensation: $6,690,308



Long-term incentive: $4,500,000 — 67%

- **RSUs (10%):** $450,000
- **Options (30%):** $1,350,000
- **PSUs (60%):** $2,700,000

Annual incentive: $1,294,000 — 19%

Salary earned: $896,308 — 13%

2025 Base salary rate

Mr. Schmid's base salary rate increased from $900,000 in 2024 to $950,000 in 2025.

Jennifer Taubert



Executive Vice President, Worldwide Chairman, Innovative Medicine

Performance

In addition to her contribution to our Company's overall performance, Ms. Taubert:

- Delivered robust top line growth that exceeded the market and analyst consensus and demonstrated strength across therapeutic areas and geographic regions.

- Advanced our portfolio and pipeline, successfully launching transformational new medicines and line extensions, and increasing investment in breakthrough manufacturing capabilities.

- Generated significant value through licensing, acquisitions and partnerships, expanding the value of our pipeline.

2024 Total direct compensation

Total direct compensation: $11,017,308



Long-term incentive: $8,100,000 — 74%

- **RSUs (10%):** $810,000
- **Options (30%):** $2,430,000
- **PSUs (60%):** $4,860,000

Annual incentive: $1,725,000 — 16%

Salary earned: $1,192,308 — 11%

2025 Base salary rate

Ms. Taubert's base salary rate increased from $1,200,000 in 2024 to $1,224,000 in 2025.

John Reed, M.D., Ph.D.



Executive Vice President, Innovative Medicine R&D

Performance

In addition to his contribution to our Company's overall performance, Dr. Reed:

- Accelerated innovative product development, contributing to the achievement of key regulatory approvals and program advancements, increasing pipeline value.

- Sharpened our focus on data science, digital health and R&D investments in oncology, immunology and neuroscience.

- Supported accessing external innovation to strengthen capabilities and supplement pipeline.

2024 Total direct compensation

Total direct compensation: $11,017,308



Long-term incentive: $8,100,000 — 74%

RSUs (10%): $810,000
Options (30%): $2,430,000
PSUs (60%): $4,860,000

Annual incentive: $1,725,000 — 16%

Salary earned: $1,192,308 — 11%

2025 Base salary rate

Dr. Reed's base salary rate increased from $1,200,000 in 2024 to $1,224,000 in 2025.

Executive compensation decision process

Importance of Our Credo values in assessing performance

Since 1943, Our Credo has guided us in fulfilling our responsibilities to our customers, employees, communities and shareholders. We assess our executives' performance by reviewing what objectives they achieved and how they achieved those results. We consider whether they achieved the results consistent with the values embodied in Our Credo and the long-term impact of their decisions.

Credo-based behavior is not something that can be precisely measured. Thus, there is no formula for how Credo-based behavior can, or will, impact an executive's compensation. The Committee and the CEO use their judgment and experience to evaluate whether an executive's actions were aligned with Our Credo values.

Assessing "the what" and "the how"

We evaluate the performance of our named executive officers based on what objectives they have accomplished and how they have accomplished them.

- **The "what."** We evaluate each executive against financial and strategic goals for the Company and for the business or function that they lead.
- **The "how."** We also consider how executives accomplished their goals. This includes whether the executive achieves business results in a manner that is consistent with the values embodied in Our Credo.

During the first quarter:

- The Committee reviews the financial and strategic goals for the Company and each of the businesses for the current year.
- The CEO provides his assessment to the Committee of "the what" and "the how" for each of the other named executive officers for the prior year.
- The independent members of the Board evaluate "the what" and "the how" for the CEO for the prior year.

Aligning compensation to "the what" and "the how"

Our executive officers can earn from 0% to 200% of the applicable target for annual incentives and 0% to 170% for long-term incentives based on business performance and his or her individual performance on both "the what" and "the how." This broad range allows for meaningful differentiation based on performance.

The independent Directors (in the case of the CEO) and the Committee (in the case of the other named executive officers) use their judgment and experience to determine annual incentives, long-term incentives and salary rates. Performance against goals is the most significant input in determining compensation levels. However, we do not determine total direct compensation in a formulaic manner. In addition, we do not consider an employee's previous long-term incentive awards and total equity ownership when granting long-term incentive awards.

Governance of executive compensation

The Committee is responsible for the executive compensation program design and decision-making process. It solicits input from the independent Directors, the CEO, other members of management and its independent compensation consultant to assist it with its responsibilities.

The Committee has retained Semler Brossy Consulting Group (Semler Brossy) since May 2020 to advise the Committee on executive compensation matters. The Committee has sole authority to negotiate the terms of service, including all fees paid to any external consultants.

Roles and responsibilities

Participant	Role
Compensation & Benefits Committee	• Acts on behalf of the Board by setting the principles that guide the design of our compensation and benefits programs. • Sets the executive compensation philosophy and composition of the executive peer group. • Approves the compensation target levels. • Sets compensation programs and principles that are designed to link executive pay with Company and individual performance. • Recommends to the Board the CEO's compensation. • Reviews and approves compensation decisions recommended by the CEO for each of the other named executive officers. • Reviews the eligibility criteria and award guidelines for the corporate-wide compensation and benefits programs in which the named executive officers participate.
Independent Directors	• Participate in the performance assessment process for the CEO. • Approve the CEO's compensation.
CEO	• Reviews and presents to the Committee the performance assessments and compensation recommendations for each of the other named executive officers.
Independent compensation consultant	• Attends all Committee meetings at the request of the Committee. • Advises the Committee on market trends, regulatory issues and developments and how they may impact our executive compensation programs. • Reviews the compensation strategy and executive compensation programs for alignment with our strategic business objectives. • Advises on the design of executive compensation programs to ensure the linkage between pay and performance. • Provides market data analyses to the Committee. • Advises the Committee on setting the CEO's pay. • Reviews the annual compensation of the other named executive officers as recommended by the CEO.

Independence of compensation consultant

The Committee determined that Semler Brossy's services as its independent compensation consultant did not raise any conflict-of-interest concerns. The Committee considered the following factors, among others, when assessing the independence of its compensation consultant:

• Semler Brossy did not provide any other services to the Company and reported directly to the Committee.

• Semler Brossy has policies and procedures in place to prevent conflicts of interest.

• No member of the Semler Brossy consulting team serving the Committee has a business or personal relationship with any member of the Committee or any executive officer of the Company.

• Neither Semler Brossy nor any principal of Semler Brossy owns any shares of our common stock.

• The amount of fees paid to Semler Brossy is less than 1% of its total consulting income.

To assure continuing independence, the Committee periodically considers whether there should be rotation of its independent compensation consulting firm or the lead consultant.

Target-setting process and pay position

Before each year begins, we set compensation targets to ensure that we can compete for talent and to maintain internal equity among positions with similar responsibilities. We conduct an annual review of publicly available information and executive compensation surveys to determine current pay levels among the executive peer group. The Committee reviews market data to understand how our target pay levels compare to benchmark positions but does not target total compensation to a specific percentile of the executive peer group.

Peer groups for pay and performance

We use two peer groups to help determine executive compensation:

• **Executive peer group.** We use the executive peer group to assess the competitiveness of our named executive officers' compensation.

• **Competitor composite peer group.** We use the competitor composite peer group to evaluate our Company's relative performance.

As described below, the two peer groups vary because executive compensation levels and practices are influenced by business complexity and company size. Most of our business competitors are smaller than Johnson & Johnson or even each of our individual businesses.

Executive peer group

The Committee compares our executive compensation levels and practices to those of the executive peer group companies. It consists of companies that are similar to our size and scope, have executive positions similar to ours and compete with us for executive talent. The Committee reviews the composition of the executive peer group annually.

We compare our salaries, annual incentives, long-term incentives, total direct compensation, benefits, perquisites and other compensation to the executive peer group companies.

We do not include non-U.S. companies because comparable compensation data for the named executive officers is not available. We also do not include companies in industries whose compensation programs are not comparable to our programs, such as the financial services or oil and gas industries.

The following table lists the 2024 executive peer group companies, their business characteristics and Johnson & Johnson's rankings among these companies. Each company's figures are for the most recent four fiscal quarters. Market capitalization is as of December 31, 2024. Johnson & Johnson ranks in the top quartile of the peers for revenue, net income and market capitalization.

No changes to the group were made in 2024. 3M Company and General Electric Company were removed from the group for 2025.

Company (ticker symbol)	Revenue ($ millions)	Net income ($ millions)[1]	Market cap ($ billions)[2]	Common industry[3]	Gross margin (>40%)	EBIT margin (>10%)[4]	International sales (> 33%)	Business complexity[5]	R&D % of sales (>or = 5%)
3M Company (MMM)[6]	$24,575	$4,009	$70		✔	✔	✔	✔	
Abbott Laboratories (ABT)	41,950	13,402	196	✔	✔	✔	✔	✔	✔
Abbvie Inc. (ABBV)	56,334	4,278	314	✔	✔	✔		✔	✔
Amgen Inc. (AMGN)	33,424	4,090	140	✔	✔	✔		✔	✔
AT&T Inc. (T)	122,336	10,948	163		✔	✔		✔	
The Boeing Company (BA)	66,517	(11,875)	132				✔	✔	✔
Bristol Myers Squibb Company (BMY)	48,300	(8,948)	115	✔	✔			✔	✔
Cisco Systems, Inc. (CSCO)[6][7]	54,176	9,187	236		✔	✔	✔	✔	✔
Eli Lilly and Company (LLY)	45,043	10,590	733	✔	✔	✔		✔	✔
General Electric Company[8]	N/A	N/A	N/A					✔	
Gilead Sciences, Inc. (GILD)	28,754	480	115	✔	✔			✔	✔
Intel Corporation (INTC)	53,101	(19,233)	86				✔	✔	✔
Intl Business Machines Corp. (IBM)[6][11]	62,753	6,023	203		✔	✔	✔	✔	✔
Medtronic plc (MDT)[7]	33,199	4,260	102	✔	✔	✔	✔	✔	✔
Merck & Co., Inc. (MRK)	64,168	17,117	252	✔	✔	✔	✔	✔	✔
Microsoft Corporation (MSFT)[9]	261,802	92,750	3,134		✔	✔	✔	✔	✔
Pfizer Inc. (PFE)	63,627	8,031	150	✔	✔		✔	✔	✔
The Procter & Gamble Company (PG)[9][10]	84,346	15,480	395		✔	✔	✔	✔	
RTX Corporation (RTX)	80,738	4,774	154					✔	
Johnson & Johnson (JNJ)	88,821	14,066	348	✔	✔	✔	✔	✔	✔
Johnson & Johnson's Ranking	3rd	4th	4th						
Johnson & Johnson's Percentile Rank	89 %	83 %	83 %						

[1] Net income reflects net income (loss) attributable to company shareholders.

[2] Market caps are derived from Bloomberg as of December 31, 2024.

[3] Common industry means that the company is in an industry similar to one of Johnson & Johnson's business segments: Innovative Medicine or MedTech.

[4] Earnings before interest and tax (EBIT) is calculated as income before tax (IBT) minus net interest expense.

[5] Business complexity means the company is a complex organization with multiple product lines.

[6] International sales estimated for 3M Company, Cisco Systems, Inc., and IBM, as domestic sales are represented as "Americas," which may include South America or Canada.

[7] Used last four calendar quarters ending January 2025 for Cisco Systems, Inc. and Medtronic plc.

[8] General Electric Company completed its split into three separate companies in 2024 and was removed from the Executive Peer Group effective 2025.

[9] Used last four calendar quarters ending December 31, 2024 for Microsoft Corporation and The Procter & Gamble Company.

[10] The Procter & Gamble Company's R&D spend and international sales are based on the fiscal year ended June 30, 2024 as an alternative, due to lack of availability at the time of sourcing.

[11] Used 2023 "Americas" sales for IBM due to lack of availability at the time of sourcing.

Competitor composite peer group

The Committee compares overall Company performance to the weighted performance of the competitor composite peer group companies. For example, when we set the sales goals for our businesses, we compare the sales of our individual businesses to the total sales of their industry competitors. For the TSR component of our PSUs, we weight the TSR within the business groups by market capitalization and weight the business groups using our sales mix each year. We include each of the peer companies in only one of the business groups in calculating the competitor composite TSR for our PSU program.

These companies compete with one or more of our business segments. We evaluate the peer group on an ongoing basis and update it as necessary. We select the companies based on the following criteria and financial metrics:

- Product relevance.
- Financial comparison: sales growth, net income growth and margin, EPS growth and TSR.
- Global presence.
- Market leadership.
- Strength and consistency in financial outlook.

The following table lists the 2024 competitor composite peer group companies by business.

Innovative Medicine	MedTech
• AbbVie Inc.	• Alcon, Inc.
• Amgen Inc.	• Bausch & Lomb Inc.
• AstraZeneca plc	• Boston Scientific Corporation
• Bristol-Myers Squibb Company	• The Cooper Companies, Inc
• Eli Lilly and Company	• Intuitive Surgical, Inc.
• GlaxoSmithKline plc	• Medtronic plc
• Merck & Co., Inc.	• Smith & Nephew plc
• Novartis AG	• Stryker Corporation
• Pfizer Inc.	• Zimmer Biomet Holdings, Inc.
• Roche Holding Ltd*	
• Sanofi	

*   Pharm Sales, SG&A, R&D and Operating Profit only

Additional information concerning executive compensation

No employment agreements with named executive officers

We do not have employment arrangements or agreements with any of our named executive officers.

The Committee adopted an executive severance policy, effective in 2025, which provides that cash severance paid to our executives (including the NEOs) cannot exceed 2.99 times of base salary and target bonus without shareholder approval.

Our Severance Pay Plan provides benefits to certain full-time U.S. employees who are involuntarily terminated. We provide two weeks base salary for each year of service, with guaranteed minimums based on an employee's level. The minimum for our named executive officers is 52 weeks of base salary. The maximum for all employees is 104 weeks of salary (two years), which would require 52 years of service. We pay severance according to our normal payroll cycle. We do not pay severance as a lump-sum payment unless required by local law.

Use of tally sheets

The Committee reviews tally sheets, prepared by management and reviewed by the Committee's independent compensation consultant, for each of our named executive officers. These tally sheets include all the Company's obligations for compensation and benefits under hypothetical termination scenarios. The Committee does not use the tally sheets to determine the various elements of compensation or the actual amounts of compensation to be approved, but instead uses the tally sheets to evaluate the Company's obligations under the plans.

Non-competition and non-solicitation

Long-term incentive awards are subject to forfeiture and repayment provisions if an employee violates non-competition or non-solicitation agreements, as follows:

Competition with the Company	Impact on long-term incentive awards
• Violating the non-competition provisions of the award agreement during employment or within 18 months of termination and/or • Violating any other non-competition or non-solicitation agreement an employee has with the Company.	• Forfeit vested and unvested PSUs, options and RSUs and • Repay any PSUs or RSUs vested or options exercised within the 12 months prior to the violation.

Long-term incentive vesting and treatment upon termination

Our options and RSUs vest one-third per year on each of the first, second and third anniversaries of the grant date. Our PSUs vest 100% on the third anniversary of the grant date.

In addition, we do not pay out our PSUs until we determine the percent of target PSUs that have been earned based on performance.

The treatment of our long-term incentives upon termination varies depending on the termination circumstances, as follows:

Termination	Eligibility	Eligible named executive officers	Voluntary termination	Involuntary termination without cause	Involuntary termination with cause	Death	Disability
Qualifying separation	• Termination of employment at age 62 or later, or • Termination of employment after attainment of age 55 and at least 10 years of service with at least 5 years of consecutive service immediately before termination of employment.	J. Duato J. Wolk J. Taubert J. Reed T. Schmid	• Grants within six months prior to termination would be forfeited. • Other equity awards would become vested on their normal vesting dates. • Options would remain exercisable for their remaining terms.		• All vested and unvested equity awards would be forfeited.		• All equity awards would become vested on the termination date. • Options would remain exercisable for their remaining terms. • Accelerated PSUs would be paid out at 100% of target with a "top up" at the end of the performance period if the payout exceeds target.
Non-qualifying separation (age 55-61)	• Termination of employment after attainment of age 55 but before age 62 and without meeting the service requirements for qualifying separation.		• All unvested equity incentives would be forfeited. • Vested options would remain exercisable for up to three years.				
Non-qualifying separation (Under age 55)	• Termination of employment before attainment of age 55.		• All unvested equity incentives would be forfeited. • Vested options would remain exercisable for up to three months.				

Note: Dr. Reed's May 2023 new hire RSU award vests ratably over a three-year period and is not eligible for continued vesting after a qualifying separation.

Involuntary termination due to specified divestiture or reduction in force

- A **specified divestiture** is a divestiture where the acquirer does not replace the awards that would be forfeited.
- A **reduction in force** is a termination of employment due to position elimination or plant closing.

RSUs and options are not prorated in the event of a specified divestiture or reduction in force. PSU awards would be prorated, as follows:

- **Proration.** PSUs would be prorated in proportion to the time worked during the vesting period.
- **Vesting.** PSUs would become available on their normal vesting dates.
- **Coordination with qualifying separations.** If an employee's termination is also a qualifying separation, any of the employee's PSUs that would have been forfeited because they were granted within six months prior to termination would receive the proration and vesting treatment described above.

Compensation policies and practices

Stock ownership guidelines for named executive officers

We require our named executive officers to own our Company's stock to further align their interests with our shareholders' interests. The named executive officers must meet the following requirements:



Name	Stock ownership and guideline as a multiple of base salary	2024 Compliance with stock ownership guidelines	Ownership threshold met[1]
J. Duato	35x / 12x	Yes	Yes
J. Wolk	10x / 6x	Yes	Yes
T. Schmid	3x / 6x	Yes	No
J. Taubert	20x / 6x	Yes	Yes
J. Reed	8x / 6x	Yes	Yes

■ Actual ■ Guideline

(1) Executive officers have five years after first becoming subject to the guidelines to achieve the required ownership thresholds.

Each of our named executive officers was in compliance with our stock ownership requirement as of December 29, 2024. Mr. Schmid became an executive officer in 2023 and has until 2028 to meet the ownership threshold. We believe the ownership levels in the graph above illustrate our senior executives' commitment to our Company and our shareholders.

We do not count shares underlying options or unearned PSUs as owned shares for these guidelines. A named executive officer cannot sell the after-tax shares received from long-term incentives until his or her ownership threshold is met. The Nominating & Corporate Governance Committee monitors compliance with these guidelines on an annual basis.

Policy against pledging, hedging and short selling

Our Policy Against Pledging, Hedging and Short Selling of Company Stock prohibits directors and executive officers from pledging, entering into hedging arrangements, short selling or transacting in derivative instruments linked to the performance of the Company's stock.

Executive compensation recoupment policies

The Company has adopted compensation recoupment and clawback policies that authorize or require the Board to recoup compensation paid to executive officers or other senior executives in certain circumstances.

Under these policies, the Board is authorized to recoup (1) compensation paid to an executive officer that was based upon the achievement of financial results that were subsequently materially restated or (2) compensation paid to senior executives in the event of significant misconduct resulting in a violation of a significant Company policy, law or regulation relating to manufacturing, sales or marketing of products that causes material harm to the Company.

In addition, the Company adopted a policy to comply with the final clawback rules issued by the SEC in 2022. Under this policy, the Board must recoup incentive-based compensation received within a lookback period of the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. The recovery is mandatory. It applies regardless of whether the covered executive officer engaged in misconduct or otherwise caused an accounting restatement requirement. The Company will disclose in its Proxy Statement any actions to recover compensation under this policy during or following the end of the most recently completed fiscal year.

These policies are available for review at www.investor.jnj.com/governance/corporate-governance-overview/compensation-recoupment-policies.

Tax impact on compensation

We consider objectives such as attracting, retaining and motivating leaders when we design our executive compensation programs. We also consider the tax-deductibility of compensation, but it is not our sole consideration. Given the limitations on deductibility of compensation for our named executive officers imposed as a result of U.S. tax reform in 2017, tax deductibility has had less of an impact on our program design for our named executive officers than in previous years.

For federal income taxes, compensation is an expense that is fully tax-deductible for almost all our U.S. employees. Following the 2017 tax reform, annual compensation in excess of $1 million paid to our named executive officers who are covered employees under Section 162(m) of the Internal Revenue Code will generally not be tax deductible.

The 2017 tax reform legislation includes a "grandfather rule" under which compensation payable pursuant to a written binding contract that was in effect on November 2, 2017 will remain tax deductible for U.S. federal income tax purposes. We generally expect to preserve the grandfathered status of any of our plans or awards (or portions thereof) that qualify for such status.

Compensation decisions for 2023 performance

The following compensation figures included in this year's summary compensation table were granted to the named executive officers in February 2024 for performance in 2023:

- 2024 PSU and RSU awards included in the stock awards column.
- The 2024 option award included in the option awards column.

The decisions regarding these awards were discussed in detail in our 2024 Proxy Statement dated March 13, 2024. For a full understanding of these decisions, please refer to the section of our 2024 Proxy Statement entitled Compensation Discussion and Analysis — Compensation Decisions for 2023 Performance.

Reconciliation of non-GAAP performance measures

Details on 2024 annual incentive non-GAAP performance measures

- **Operational sales growth.** Operational sales growth is the sales change due to changes in volume and price, excluding COVID-19 vaccine sales and the effect of currency translation. We exclude any unbudgeted acquisition or divestiture, as well as any accounting change that would impact sales by more than 0.5%. The following is a reconciliation of operational sales to reported sales (the most directly comparable GAAP measure).

	($ millions)
2024 Reported sales	$88,821
COVID-19 vaccine sales	(198)
Shockwave sales	(564)
Currency translation	1,326
2024 Operational sales	89,385

- **Free cash flow.** Free cash flow is the cash flow from operating activities less additions to property, plant and equipment. We exclude any unbudgeted significant acquisition, divestiture, change in accounting rule, change in tax laws, and special item and intangible amortization expense if it impacted adjusted operational EPS by more than 1%. For 2024 annual incentive purposes, we adjusted Enterprise free cash flow downward approximately $2.5 billion to remove the impact of budgeted litigation payments that did not occur in 2024 and other adjustments for unbudgeted items that did occur in 2024. The figures are rounded for display purposes.

	($ millions)
Cash flow from operating activities	$24,266
Additions to property, plant and equipment	(4,424)
Free cash flow	19,842
Budgeted litigation-related payments	(1,017)
Other unbudgeted adjustments	(1,484)
Adjusted free cash flow	17,341

Details on 2024 annual incentive non-GAAP performance measures

- **Adjusted operational EPS growth.** Adjusted EPS and adjusted operational EPS are non-GAAP financial measures.

  - See Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 22, 2025 and Reconciliation of Non-GAAP Financial Measures in our 2024 Annual Report for a breakout of special items and intangible amortization expense.

  - Adjusted operational EPS growth also excludes the effect of currency translation. We exclude any unbudgeted significant acquisition, divestiture, change in accounting rule, change in tax laws and share repurchases if it impacted adjusted operational EPS by more than 1%.

  - Below is a reconciliation of diluted EPS (the most directly comparable GAAP measure) to adjusted EPS and adjusted operational EPS.

	2024 $ per share
Diluted EPS as reported	$5.79
Special items and intangible amortization expense	4.19
Adjusted EPS	9.98
Currency translation	0.01
Other unbudgeted adjustments, including significant acquisitions	0.92
Adjusted operational EPS	10.91

Details on 2022-2024 PSU non-GAAP performance measures

- **2022-2024 Cumulative adjusted operational EPS performance.** The following is a reconciliation of 2022-2024 cumulative reported EPS to cumulative adjusted operational EPS.

	$ per share
Reported EPS	$17.72
Special items and intangible amortization expense	12.33
Adjusted EPS	30.05
Currency translation	2.09
Plan adjustments	0.24
Adjusted operational EPS	32.38

- See Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 22, 2025 and Reconciliation of Non-GAAP Financial Measures in our 2024 Annual Report for a breakout of special items and intangible amortization expense. EPS for 2022 was not recast for the Consumer Health separation for PSU purposes. For 2022 EPS, see Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 24, 2023, and Reconciliation of Non-GAAP Financial Measures in our 2022 Annual Report for a breakout of special items and intangible amortization expense.

- Adjusted operational EPS excludes the impact of special items, intangible amortization expense and currency translation.

- We exclude any unbudgeted significant acquisition, divestiture, change in accounting rule, change in tax laws and share repurchases if it impacted adjusted operational EPS by more than 1% in that year or the following year. For the 2022-2024 PSU performance period, there were plan adjustments due to the impact of acquisitions and the impact of the Consumer Health separation.

- **2022-2024 Relative TSR performance (calculated using trailing 20-day average closing stock prices)**

TSR from January 1, 2022 to December 31, 2024	%
Johnson & Johnson	(1.7%)
Competitor composite peer group	9.4
Relative TSR performance (Johnson & Johnson minus competitor composite)	(11.1)

- In connection with the separation of our Consumer Health business in August 2023, we modified the competitor composite peer group to remove the Consumer Health peers beginning in August 2023.

Executive compensation tables

Reconciliation of our CEO's 2024 total direct compensation to the 2024 summary compensation table

Compensation decisions for 2024 performance

In January and February of each year, we assess the performance of each of our named executive officers and we determine the annual incentive earned for the prior year's performance, long-term incentive award granted in the first quarter of the year based on the prior year's performance and salary rate for the upcoming year. We consider an executive's total direct compensation for a year to be the sum of salary earned during the year, annual incentive earned for that year's performance and long-term incentive award granted in the first quarter of the following year based on that year's performance.

Differences between total direct compensation and the total from the summary compensation table

In the graph and table on page 87, we show the 2024 total direct compensation for our Chairman and CEO shown on page 57, the total from the summary compensation table (SCT) on page 89 and the differences between the two amounts. We also show the reconciliations for 2023 and 2022 in the table.

What we consider total direct compensation for a given year differs from the total in the summary compensation table in the following respects:

- **Long-term incentive (LTI) timing and accounting differences.**
    - **LTI timing difference.** We consider an executive's LTI award granted based on a year's performance to be part of his or her total direct compensation for that year. In contrast, the summary compensation table total includes LTI granted during the year – not the LTI granted based on that year's performance.

        Since we vary the size of our LTI awards based on performance in the prior year, this timing difference results in differences that obscure the decisions of the Committee to align pay with performance for a given year. For example, the LTI awards granted on February 15, 2025 based on 2024 performance are included in our named executive officers' 2024 total direct compensation. However, the summary compensation table's 2024 totals include amounts granted in 2024 (based on 2023 performance).

    - **LTI accounting difference.** The per-unit value used to determine the number of PSUs granted assumes 100% of target performance is achieved. This PSU unit value can be lower or higher than the value included in the summary compensation table. The difference is due to the TSR-based part of the PSUs being valued at more or less than 100% of target performance according to U.S. accounting rules.

        In connection with the separation of Kenvue in August 2023, the Committee determined that the TSR goals for the 2021-2023, 2022-2024 and 2023-2025 PSU awards should be modified to remove the Consumer Health peers following the final separation of Kenvue. The incremental compensation expense for the modification is included in the 2023 SCT but is not considered part of TDC.

- **Change in pension present value.** The pension is only paid after retirement and we do not consider it to be part of total direct compensation for any given year. In contrast, the summary compensation table total includes positive changes in the present value of an executive's pension benefit during the year.

    On pages 88 and 92 we show the breakout of the impacts of service, pay and age, and changes in assumptions on our named executive officers' changes in pension values. The "noise" created by changes in assumptions introduces significant year-over-year volatility to our summary compensation table totals and does not reflect decisions on compensation by the Committee.

- **Other.** We do not include amounts related to our legacy cash-based long-term incentives and benefits and perquisites in total direct compensation for a year. However, these amounts are included in the summary compensation table total as follows:
  - **Legacy cash-based long-term incentives.** We do not include dividend equivalent payments on, and the growth in value above a reference rate of, our legacy cash-based certificates of long-term compensation (CLC) plan (included in columns G and H) in total direct compensation. We stopped granting CLCs in 2009.
  - **Benefits and perquisites.** We do not include perquisites and other personal benefits, Company contributions to our 401(k) and Excess Savings Plans and insurance premiums (included in column I) in total direct compensation.

2024 CEO total direct compensation vs. summary compensation table reconciliation

($ millions)



Reconciliation: CEO TDC to summary compensation table total	2022	2023	2024
Total direct compensation	**$19,870,962**	**$21,634,615**	**$24,580,000**
LTI timing & accounting differences	(7,730,212)	(420,867)	(4,052,850)
Change in pension present value (included in SCT column H)	0	6,213,000	2,694,000
Other items (included in SCT columns G, H and I)	958,737	970,492	1,081,210
Total from summary compensation table (included in SCT column J)	**13,099,487**	**28,397,240**	**24,302,360**

CEO compensation: LTI timing & accounting differences	2022	2023	2024
LTI value included in total direct compensation	**$15,990,000**	**$16,400,000**	**$19,760,000**
Value of timing differences	(8,260,000)	(410,000)	(3,360,000)
Value of accounting differences	529,788	(10,867)	(692,850)
LTI value included in summary compensation table	**8,259,788**	**15,979,133**	**15,707,150**

Change in pension value

In the graph and table below, we show the breakout of the impacts of service, pay, age and changes in assumptions on our CEO's change in pension value. On page 92 we show the same breakout for each of our named executive officers.

It is important to "separate the signal from the noise" in the change in pension present value. The "noise" created by changes in assumptions that are beyond our control introduces significant year-over-year volatility to the summary compensation table totals and does not reflect decisions on compensation by the Committee.

Service, pay and age. The "signal" is fairly stable year-over-year. As shown in the graph and table, the change in present value due to service, pay and age is fairly stable year-over-year. These factors increase the present values of an executive's pension and are features of the plan's design.

- **Service.** Each additional year of service increases the pension benefits.
- **Five-year average pay.** Increases in an executive's five-year average pay increase the pension benefits.
- **Age.** Each year an executive is one year closer to retirement results in an increase in the present value solely due to the passage of time.

Changes in assumptions. The "noise" introduces significant year-over-year volatility. As shown in the graph and table, changes in assumptions regarding mortality and interest rates introduce significant year-over-year volatility to the change in present value and the summary compensation table totals. These variables are beyond our control and are not design features of the plan.

Change in CEO pension present value ($)	2022	2023	2024
Impact of service, pay and age	$4,079,000	$5,613,000	$4,084,000
Impact of change in assumptions	(6,245,000)	600,000	(1,390,000)
Total change in pension value	**(2,166,000)**	**6,213,000**	**2,694,000**

CEO Change in pension value: 2022-2024

($ millions)



2024 Summary compensation table

In the table below, we show the compensation of our Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers for 2024. We show the compensation of executive officers listed in the table below for 2023 and 2022 if they were also named in the 2024 and 2023 Proxy Statements. For a complete understanding of the table, please read the descriptions of each column that follow the table.

	A	B	C	D	E	F	G	H	I	J
	Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and non-qualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
	J. Duato Chairman/CEO	2024	$1,600,000	$0	$10,787,159	$4,919,991	$3,981,050	$2,694,000	$320,160	$24,302,360
		2023	1,584,615	0	11,182,143	4,796,990	4,378,500	6,213,000	241,992	28,397,240
		2022	1,490,962	0	5,940,829	2,318,959	3,079,750	0	268,987	13,099,487
	J. Wolk EVP, CFO	2024	1,212,308	0	5,774,990	2,634,006	1,773,640	1,124,000	98,624	12,617,568
		2023	1,147,962	0	5,766,005	2,460,014	1,928,800	2,514,000	98,072	13,914,853
		2022	1,008,462	0	4,718,897	1,841,952	1,177,800	0	75,971	8,823,082
	T. Schmid EVP, WWC, MedTech	2024	896,308	0	3,012,514	1,373,987	1,392,200	1,136,000	4,051,929	11,862,938
	J. Taubert EVP, WWC Innovative Medicine	2024	1,192,308	0	4,670,057	2,129,987	1,909,125	1,226,000	62,568	11,190,045
		2023	1,130,000	0	4,246,820	1,799,992	1,896,250	1,844,000	78,332	10,995,394
		2022	1,008,462	0	4,764,921	1,859,958	1,094,875	0	53,316	8,781,532
	J. Reed EVP, Innovative Medicine, R&D	2024	1,192,308	0	3,953,124	1,802,995	1,725,000	441,000	190,003	9,304,430
		2023	840,385	5,700,000	11,699,934	0	1,720,000	374,000	313,031	20,647,350

Note: EVP means Executive Vice President. WWC means Worldwide Chairman.

Salary (column C)

Column C includes the base salaries paid for the year.

Bonus (column D)

Column D includes the cash sign-on award paid to Dr. Reed in 2023 to make up for compensation from his previous employer that he forfeited because he joined the Company. The value of the award was based on his forfeited equity incentives that would have vested within 12 months of his hire date, 2022 cash annual incentive and retirement plan unvested value. Dr. Reed would need to fully repay this amount to the Company if he were to leave within the first two years of his employment.

Stock awards (column E)

Column E includes the grant date fair value of performance share unit and restricted share unit awards. See 2024 Grants of plan based awards table on page 95 for details on 2024 awards.

In 2023, it also included the accounting expense for the 2021-2023, 2022-2024 and 2023-2025 PSUs that were considered modified for accounting purposes because the Consumer Health peers were removed from the TSR calculations following the final separation of our Consumer Health business in August 2023. No additional PSUs were granted as a result of the modification.

The following table details the number and value of the PSUs assuming achievement at threshold, target and maximum performance (at 200%).

		Performance share units					
		Units			Grant date fair value		
Name	Award	Threshold (#)	Target (#)	Maximum (#)	Threshold ($)	Target ($)	Maximum ($)
J. Duato	2024-2026 PSU	0	68,383	136,766	$0	$9,147,115	$18,294,230
J. Wolk	2024-2026 PSU	0	36,610	73,220	0	4,897,063	9,794,127
T. Schmid	2024-2026 PSU	0	19,097	38,194	0	2,554,472	5,108,944
J. Taubert	2024-2026 PSU	0	29,605	59,210	0	3,960,054	7,920,107
J. Reed	2024-2026 PSU	0	25,060	50,120	0	3,352,101	6,704,202

Option awards (column F)

Column F includes the grant date fair value of option awards. See 2024 Grants of plan-based awards on page 95 for details on 2024 awards.

Non-equity incentive plan compensation (column G)

Column G includes the annual incentive and dividend equivalents received on vested CLCs.

- **Annual incentives.** The Board and Committee approved the annual incentives after reviewing performance for the year. We determine the size of annual incentive payouts and pay them out in the first quarter of the year following the performance year.

- **CLCs.** We stopped granting CLCs in 2009. These cash-based long-term incentives have all vested and will be paid out in accordance with their original terms. The values of CLCs are included in several tables in this Proxy Statement. The:

  - **Non-equity incentive plan compensation** column of the summary compensation table includes the dividend equivalents paid on vested CLCs.

  - **Change in pension value and non-qualified deferred compensation earnings** column of the summary compensation table includes the annual change in value of any vested CLCs, but only to extent that the unit values grow at a rate that exceeds a reference rate of return.

  - **Non-qualified deferred compensation table** on page 104 includes the value of vested CLCs that have not been paid out.

The following table details the amounts included in column G.

Non-equity incentive plan compensation

Name	Year	Annual incentive ($)	Value of CLC dividend equivalents earned during the fiscal year ($)	Total ($)
J. Duato	2024	$3,220,000	$761,050	$3,981,050
	2023	3,650,000	728,500	4,378,500
	2022	2,390,000	689,750	3,079,750
J. Wolk	2024	1,754,000	19,640	1,773,640
	2023	1,910,000	18,800	1,928,800
	2022	1,160,000	17,800	1,177,800
T. Schmid	2024	1,294,000	98,200	1,392,200
J. Taubert	2024	1,725,000	184,125	1,909,125
	2023	1,720,000	176,250	1,896,250
	2022	928,000	166,875	1,094,875
J. Reed	2024	1,725,000	0	1,725,000
	2023	1,720,000	0	1,720,000

Change in pension value and non-qualified deferred compensation earnings (column H)

Column H includes the increase in the present value of the accrued pension benefit and the above-reference-rate non-qualified deferred compensation earnings. The table below shows the change in pension values and above-reference-rate amounts for vested CLCs.

Change in pension value and non-qualified deferred compensation earnings

Name	Fiscal year	Change in pension value ($)	Above reference-rate calculation for vested CLCs ($)	Total ($)
J. Duato	2024	$2,694,000	$0	$2,694,000
	2023	6,213,000	0	6,213,000
	2022	0	0	0
J. Wolk	2024	1,124,000	0	1,124,000
	2023	2,514,000	0	2,514,000
	2022	0	0	0
T. Schmid	2024	1,136,000	0	1,136,000
J. Taubert	2024	1,226,000	0	1,226,000
	2023	1,844,000	0	1,844,000
	2022	0	0	0
J. Reed	2024	441,000	0	441,000
	2023	374,000	0	374,000

Change in pension value

The change in pension present value is not a current cash payment. The pensions are only paid after retirement. See 2024 Pension benefits on page 102 for details on the pension. See Note 10 to the Consolidated Financial Statements of the 2024 Form 10-K for details on the discount rate.

- **Impact of service, pay and age.** The following factors increased the present values:
  - **Service.** An additional year of completed service was included in the calculation of benefits.
  - **Five-year average pay.** The five-year average pay increased since the previous fiscal year-end.
  - **Age.** Each executive is one year closer to the age when we assume the pension payments will begin.
- **Impact of changes in assumptions.** The change in present value is highly sensitive to changes in mortality and interest rate assumptions which can increase or decrease the values. The following table details the changes in actuarial assumptions and their net effect on the change in pension value.

Effect of change in actuarial assumptions on pension present value

Year	Mortality table	Discount rate	Net effect of changes on pension present value
2024	PRI-2012 table, generational mortality projection with scale MMP-2021	5.69%	Decrease
2023	PRI-2012 table, generational mortality projection with scale MMP-2021	5.16%	Increase
2022	PRI-2012 table, generational mortality projection with scale MMP-2021	5.42%	Decrease
2021	PRI-2012 table, generational mortality projection with scale MMP-2021	2.89%	N/A

In the table below, we show the 2022-2024 changes in pension value and the impacts of: service, pay and age, and changes in assumptions. Negative figures are not included in the summary compensation table (according to SEC rules).

Change in pension value

Name	Year	Impact of service, pay and age ($)	Impact of changes in assumptions ($)	Total change in pension value ($)	Amount reported in summary compensation table ($)
J. Duato	2024	$4,084,000	$(1,390,000)	$2,694,000	$2,694,000
	2023	5,613,000	600,000	6,213,000	6,213,000
	2022	4,079,000	(6,245,000)	(2,166,000)	0
J. Wolk	2024	1,919,000	(795,000)	1,124,000	1,124,000
	2023	2,174,000	340,000	2,514,000	2,514,000
	2022	2,249,000	(3,651,000)	(1,402,000)	0
T. Schmid	2024	1,660,000	(524,000)	1,136,000	1,136,000
J. Taubert	2024	1,740,000	(514,000)	1,226,000	1,226,000
	2023	1,626,000	218,000	1,844,000	1,844,000
	2022	1,218,000	(2,376,000)	(1,158,000)	0
J. Reed	2024	440,000	1,000	441,000	441,000
	2023	374,000	0	374,000	374,000

Above-reference-rate non-qualified deferred compensation earnings

Any above-reference-rate returns on vested CLCs are deferred and not paid in the current year.

- The change in the values of the CLCs depends on our long-term operational performance.
- We use 120% of the December applicable federal long-term interest rate (AFR) as the reference rate.
- Negative figures are not included in the summary compensation table (according to SEC rules).

The following table details the calculation of the above-reference-rate returns on CLCs.

Above-reference-rate return	CLC
Beginning of year unit value	$53.76
End of year unit value	$52.90
Change in unit value ($)	$(0.86)
Change in unit value (%)	(1.60%)
Reference-rate	5.45%
Above-reference-rate return	(7.05%)
Above reference-rate return included in the summary compensation table	0.00%

All other compensation (column I)

Column I includes the 2024 value of perquisites and other personal benefits, tax reimbursements, Company contributions to our 401(k) and Excess Savings Plans, and insurance premiums. Details for 2023 and 2022 are included in our 2024 and 2023 Proxy Statements (dated March 13, 2024 and March 15, 2023, respectively).

Name	Perquisite and other personal benefits ($)	Tax reimbursements ($)	Registrant contributions to defined contribution plans ($)	Insurance premiums ($)	Total ($)
J. Duato	$248,160	$0	$72,000	$0	$320,160
J. Wolk	36,303	0	54,554	7,767	98,624
T. Schmid	212,012	3,799,583	40,334	0	4,051,929
J. Taubert	0	0	53,654	8,914	62,568
J. Reed	109,733	34,378	45,892	0	190,003

Note: Ms. Taubert's total perquisites and other personal benefits amounted to less than $10,000.

Details on all other compensation

2024 Perquisites and other personal benefits and tax reimbursements detail

J. Duato. $248,160, which includes personal use of corporate aircraft of $145,381, and personal and home security services of $102,779.

J. Wolk. $36,303, which includes personal use of corporate aircraft, and personal and home security services.

T. Schmid. $212,012, which includes relocation expenses of $198,649, personal use of corporate aircraft, and personal and home security services.

Mr. Schmid most recently served as the Company Group Chairman of Johnson & Johnson MedTech Asia Pacific and was based in Singapore. As he transitioned to his current role, he was provided with our standard international executive relocation package, which included airfare between Singapore and the Company's offices, a corporate apartment, dependent tuition, and relocation expenses.

J. Taubert. $0.

J. Reed. $109,733, which includes personal use of corporate aircraft of $43,403, relocation expenses of $32,638, and personal and home security services of $33,692.

As part of our standard executive relocation package, Dr. Reed was provided with airfare between his current home and the Company's offices, a corporate apartment and an insured automobile. These expenses were only available to him within his first 12 months of hire.

Personal and home security services include the use of a secure Company car with an armed driver, cybersecurity monitoring services, and home security-related costs as applicable.

We value perquisites and other personal benefits based on the incremental cost to the Company.

We calculate the incremental cost for personal use of Company aircraft as the sum of the cost of trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per mile flown and other smaller variable costs. We do not include fixed costs such as aircraft purchase costs, maintenance not related to personal trips and flight crew salaries.

We calculate the incremental cost for secure Company cars and armed drivers for commuting and other personal transportation as the sum of the cost of fuel, driver overtime fees and other smaller variable costs. We do not include fixed costs such as car purchase costs, maintenance not related to personal trips and driver salaries.

Named executive officers are taxed on the imputed income attributable to their personal use of Company aircraft and secure Company cars and do not receive tax assistance from us with respect to these amounts. These values are not paid to our named executive officers and consist primarily of fuel costs, landing and ground handling fees, crew expenses, driver overtime and other incidentals.

Tax reimbursements. In 2013, the Committee discontinued all non-relocation related tax reimbursements for executive officers. Upon leaving Singapore, Mr. Schmid was taxed on the full value of all of his outstanding unvested options, RSU, and PSU awards, as well as his unexercised options that had already vested. As part of our standard international executive relocation package, Mr. Schmid was provided $3,799,583 in tax assistance related to his relocation to the United States. Dr. Reed was provided $34,378 in tax assistance related to his relocation as part of our standard executive relocation package.

2024 Grants of plan-based awards

In the table below, we show the potential ranges of the 2024 annual incentives and the PSUs, RSUs and options granted in 2024. We include the grant date fair values of the stock awards and option awards in columns E and F of the summary compensation table on page 89.

For a complete understanding of the table, please read the descriptions of each column that follow the table.

	A	B	C	D	E	F	G	H	I	J	K	L	M	N
				Estimated future payouts under non-equity incentive plan awards (annual incentive)			Estimated future payouts under equity incentive plan awards (performance share units)			All other stock awards: number of shares of stock or units	All other option awards: number of securities underlying options	Exercise or base price of option awards	Closing market price on the grant date	Grant date fair value of stock and option awards
	Name	Award	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/sh)	($)	($)
	J. Duato	Annual Incentive		$0	$2,800,000	$5,600,000								
		2024-2026 PSU	2/15/2024				0	68,383	136,766					$9,147,115
		RSU	2/15/2024							11,046				1,640,044
		Stock Awards Total												**10,787,159**
		Option	2/15/2024								177,816	$157.92	$157.92	**4,919,991**
	J. Wolk	Annual Incentive		0	1,525,000	3,050,000								
		2024-2026 PSU	2/15/2024				0	36,610	73,220					4,897,063
		RSU	2/15/2024							5,913				877,927
		Stock Awards Total												**5,774,990**
		Option	2/15/2024								95,197	157.92	157.92	**2,634,006**
	T. Schmid	Annual Incentive		0	1,125,000	2,250,000								
		2024-2026 PSU	2/15/2024				0	19,097	38,194					2,554,472
		RSU	2/15/2024							3,085				458,042
		Stock Awards Total												**3,012,514**
		Option	2/15/2024								49,658	157.92	157.92	**1,373,987**
	J. Taubert	Annual Incentive		0	1,500,000	3,000,000								
		2024-2026 PSU	2/15/2024				0	29,605	59,210					3,960,054
		RSU	2/15/2024							4,782				710,003
		Stock Awards Total												**4,670,057**
		Option	2/15/2024								76,981	157.92	157.92	**2,129,987**

A	B	C	D	E	F	G	H	I	J	K	L	M	N
			Estimated future payouts under non-equity incentive plan awards (annual incentive)			Estimated future payouts under equity incentive plan awards (performance share units)			All other stock awards: number of shares of stock or units	All other option awards: number of securities underlying options	Exercise or base price of option awards	Closing market price on the grant date	Grant date fair value of stock and option awards
Name	Award	Grant date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/sh)	($)	($)
J. Reed	Annual Incentive		$0	$1,500,000	$3,000,000								
	2024-2026 PSU	2/15/2024				0	25,060	50,120					$3,352,101
	RSU	2/15/2024							4,048				601,023
	Stock Awards Total												**3,953,124**
	Option	2/15/2024								65,163	$157.92	$157.92	**1,802,995**

Estimated future payouts under non-equity incentive plan awards (columns D through F)

Columns D through F include the threshold, target and maximum annual incentive amounts for 2024 performance. The Board and the Committee considered this potential range when they determined the actual annual incentives included in column G of the summary compensation table on page 89.

Estimated future payouts under equity incentive plan awards (columns G through I)

Columns G through I include the threshold, target and maximum number of PSUs that were granted in 2024 based on 2023 performance.

All other stock awards (column J)

Column J includes the number of RSUs awarded in February 2024 based on 2023 performance.

All other option awards (columns K through M)

Columns K through M include the number of options awarded in February 2024 based on 2023 performance, their exercise price and the closing stock price on the date of grant.

The exercise price equals the closing price on the NYSE on the grant date.

Grant date fair value of stock and option awards (column N)

Column N includes the grant date fair values of PSUs, RSUs and option awards granted in 2024.

We include the grant date fair values of the stock awards and option awards in columns D and E of the summary compensation table on page 89.

Details on 2024 long-term incentive grant date fair values per unit or option

We used the same grant date, common stock fair market value and dividend yield assumptions to calculate the fair values of the PSUs, options and RSUs for the February 15, 2024 annual grant.

We calculated the fair value of RSUs and the PSUs tied to 2024-2026 EPS based on the common stock fair market value discounted by the expected dividend yield since dividends are not paid prior to vesting.

We calculated the fair value of the 2024-2026 PSUs using the weighted average of the fair values of the EPS and relative TSR components. An independent third party calculated the fair value of the PSUs tied to relative TSR using a Monte Carlo simulation.

We valued the options using the Black-Scholes model with the assumptions below.

Assumptions used in PSU, RSU and option fair value calculations

Grant date	2/15/2024
Common stock fair market value (closing price on the NYSE)	$157.92
Dividend yield	3.10%

2024 RSU fair values	$148.474

2024-2026 PSU fair value	Weight	Fair value
2024-2026 EPS	50%	$143.896
2024-2026 Relative TSR	50%	$123.630
Weighted average value per PSU		$133.763

2024 Option fair value

Exercise price	$157.92
Risk free rate (determined based on the seven-year U.S. Treasury rate)	4.15%
Expected volatility (calculated using blended historical average volatility and implied volatility on at-the-money, two-year, traded options)	17.85%
Expected life in years (calculated based on historical data)	7.00
Fair value per option	$27.669

2024 Outstanding equity awards at fiscal year-end

In the table below, we show the outstanding options, RSUs and PSUs as of fiscal year-end 2024.

A	B	C	D	E	F	G	H	I	J	K
			Options				Stock awards			
			Number of securities underlying unexercised options (#)							
Name	Grant date	Vesting type	Exercisable	Unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plans: market or payout value of unearned shares, units or other rights that have not vested ($)
J. Duato	**Options**									
	2/9/2015	3-Year Cliff	126,369		$100.06	2/9/2025				
	2/8/2016	3-Year Cliff	125,824		101.87	2/8/2026				
	2/13/2017	3-Year Cliff	123,291		115.67	2/13/2027				
	2/12/2018	3-Year Cliff	105,307		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	110,868		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	133,516		151.41	2/10/2030				
	2/8/2021	3-Year Cliff	114,776		164.62	2/8/2031				
	2/14/2022	3-Year Cliff	0	99,811	165.89	2/14/2032				
	2/13/2023	3-Year Ratable	57,417	114,833	162.75	2/13/2033				
	2/15/2024	3-Year Ratable	0	177,816	157.92	2/15/2034				
	RSUs									
	2/14/2022	3-Year Cliff					5,053	$732,938		
	2/13/2023	3-Year Ratable					6,939	1,006,502		
	2/15/2024	3-Year Ratable					11,046	1,602,222		
	PSUs									
	2/14/2022	3-Year Cliff					19,296	2,798,885		
	2/13/2023	3-Year Cliff					0	0	51,768	$7,508,948
	2/15/2024	3-Year Cliff					0	0	46,055	6,680,278
J. Wolk	**Options**									
	2/9/2015	3-Year Cliff	13,015		100.06	2/9/2025				
	2/8/2016	3-Year Cliff	16,820		101.87	2/8/2026				
	2/13/2017	3-Year Cliff	19,241		115.67	2/13/2027				
	2/12/2018	3-Year Cliff	12,066		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	66,386		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	88,219		151.41	2/10/2030				
	2/8/2021	3-Year Cliff	80,976		164.62	2/8/2031				
	2/14/2022	3-Year Cliff	0	79,280	165.89	2/14/2032				
	2/13/2023	3-Year Ratable	29,445	58,889	162.75	2/13/2033				
	2/15/2024	3-Year Ratable	0	95,197	157.92	2/15/2034				
	RSUs									
	2/14/2022	3-Year Cliff					4,014	582,231		
	2/13/2023	3-Year Ratable					3,558	516,088		
	2/15/2024	3-Year Ratable					5,913	857,681		
	PSUs									
	2/14/2022	3-Year Cliff					15,327	2,223,181		
	2/13/2023	3-Year Cliff					0	0	26,547	3,850,642
	2/15/2024	3-Year Cliff					0	0	24,657	3,576,498

A	B	C	D	E	F	G	H	I	J	K
			Options				Stock awards			
			Number of securities underlying unexercised options (#)							
Name	Grant date	Vesting type	Exercisable	Unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plans: market or payout value of unearned shares, units or other rights that have not vested ($)
T. Schmid	**Options**									
	2/8/2016	3-Year Cliff	15,571		$101.87	2/8/2026				
	2/13/2017	3-Year Cliff	13,625		115.67	2/13/2027				
	2/12/2018	3-Year Cliff	8,998		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	11,070		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	22,527		151.41	2/10/2030				
	2/8/2021	3-Year Cliff	21,574		164.62	2/8/2031				
	2/14/2022	3-Year Cliff	0	17,431	165.89	2/14/2032				
	2/13/2023	3-Year Ratable	4,130	8,258	162.75	2/13/2033				
	2/15/2024	3-Year Ratable	0	49,658	157.92	2/15/2034				
	RSUs									
	2/14/2022	3-Year Cliff					1,765	$256,013		
	2/13/2023	3-Year Ratable					998	144,760		
	2/15/2024	3-Year Ratable					3,085	447,479		
	PSUs									
	2/14/2022	3-Year Cliff					2,808	407,300		
	2/13/2023	3-Year Cliff					0	0	3,102	$449,945
	2/15/2024	3-Year Cliff					0	0	12,861	1,865,488
J. Taubert	**Options**									
	2/9/2015	3-Year Cliff	58,504		100.06	2/9/2025				
	2/8/2016	3-Year Cliff	56,471		101.87	2/8/2026				
	2/13/2017	3-Year Cliff	43,712		115.67	2/13/2027				
	2/12/2018	3-Year Cliff	43,391		129.51	2/12/2028				
	2/11/2019	3-Year Cliff	67,397		131.94	2/11/2029				
	2/10/2020	3-Year Cliff	91,324		151.41	2/10/2030				
	2/8/2021	3-Year Cliff	82,127		164.62	2/8/2031				
	2/14/2022	3-Year Cliff	0	80,055	165.89	2/14/2032				
	2/13/2023	3-Year Ratable	21,545	43,089	162.75	2/13/2033				
	2/15/2024	3-Year Ratable	0	76,981	157.92	2/15/2034				
	RSUs									
	2/14/2022	3-Year Cliff					4,053	587,888		
	2/13/2023	3-Year Ratable					2,604	377,710		
	2/15/2024	3-Year Ratable					4,782	693,629		
	PSUs									
	2/14/2022	3-Year Cliff					15,477	2,244,939		
	2/13/2023	3-Year Cliff					0	0	19,425	2,817,596
	2/15/2024	3-Year Cliff					0	0	19,938	2,892,007

A	B	C	D	E	F	G	H	I	J	K
			Options				Stock awards			
			Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plans: market or payout value of unearned shares, units or other rights that have not vested ($)
Name	Grant date	Vesting type	Exercisable	Unexercisable						
J. Reed	**Options**									
	2/15/2024	3-Year Ratable		65,163	$157.92	2/15/2034				
	RSUs									
	5/1/2023	3-Year Ratable					50,510	$7,326,476		
	2/15/2024	3-Year Ratable					4,048	587,162		
	PSUs									
	2/15/2024	3-Year Cliff					0	0	16,878	$2,448,154

Vesting type (column C)

- **3-Year Ratable.** Beginning with the February 13, 2023 grant, options and RSUs vest one-third per year on each of the first, second and third anniversaries of the grant date.

- **3-Year Cliff.** Options and RSUs granted before February 13, 2023, and PSUs vest 100% three-years from the date of grant. PSUs are not distributed until the percent of target vested based on performance is certified by the Committee at the end of the three-year performance period.

Number of shares or units of stock that have not vested (column H). The PSUs that have been earned based on performance to date are included in column H. See 2022-2024 Performance share unit payout on page 67 for details.

Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (column J). We calculated the estimated number of PSUs to vest in the future assuming:

- 2023-2025 PSUs tied to Relative TSR performance vest at 0.0% of target and cumulative adjusted EPS performance vest at 161.0% of target.

- 2024-2026 PSUs tied to Relative TSR performance vest at 0.0% of target and cumulative adjusted EPS performance vest at 134.7% of target.

Market value of shares or units of stock that have not vested (columns I and K). We calculated the market values of unvested RSUs and PSUs included in columns I and K using the closing price of our common stock on the NYSE on December 27, 2024, which was the last business day of fiscal 2024, of $145.05

2024 Option exercises and stock vested

In the table below, we show how many options each executive exercised in 2024 and the value received from exercising them. We also show how many PSUs and RSUs vested in 2024 and their value when they vested.

Name	Option awards		Stock awards	
	Number of shares acquired on exercise (#)	Value realized upon exercise ($)	Number of shares acquired on vesting (#)	Value realized upon vesting ($)
J. Duato	130,969	$8,685,864	45,313	$7,128,237
J. Wolk	0	0	31,301	4,923,634
T. Schmid	0	0	8,199	1,288,646
J. Taubert	59,397	3,908,661	31,243	4,914,233
J. Reed	0	0	25,255	3,651,620

2024 Pension benefits

In the table below, we show the present value of pension benefits as of year-end 2024 and payments during 2024. For a complete understanding of the table, please read the description of the pension benefits on page 103.

Name	Number of years credited service (#)	Normal retirement age	Present value of accumulated benefits			Payments during last fiscal year ($)
			Salaried pension plan ($)	Excess pension plan ($)	Total ($)	
J. Duato	35	62	$1,955,000	$24,865,000	$26,820,000	$0
J. Wolk	26	62	1,220,000	9,841,000	11,061,000	0
T. Schmid	31	62	1,230,000	4,555,000	5,785,000	0
J. Taubert	19	62	1,060,000	7,895,000	8,955,000	0
J. Reed	1	66	85,000	730,000	815,000	0

We calculated the present values in the table using the same assumptions we used for the pension liabilities included in our 2024 Annual Report.

We provide pension benefits to our employees to provide retirement income, facilitate succession and motivate long-service. Our pension benefits are paid through our salaried pension plan and excess pension plan as described below.

The named executive officers participate in the defined benefit pension plan on the same basis as other U.S. non-union employees. For all NEOs other than Dr. Reed, their pension benefit is determined solely under the formula that applies to other eligible U.S. non-union employees hired before January 1, 2015 (the Final Average Pay formula). We offset the benefits from the final average pay plans for amounts earned from our non-U.S. pension plans.

For Dr. Reed, his pension benefit is determined under the formula applicable to employees hired on or after January 1, 2015 (the Retirement Value Plan, or RVP, formula). Starting on January 1, 2026, all eligible U.S. non-union employees (regardless of hire date) will accrue benefits under the Retirement Value Plan formula.

- **U.S. Final Average Pay pension formula.** This formula determines a monthly annuity amount payable for life.
  - **Retirement age.** At age 62, former employees can begin receiving unreduced pension payments. At age 55 they can begin receiving reduced pension benefits. If a former employee begins receiving his or her pension before age 62, the pension is reduced by 4% per year for each year before age 62.
  - **Monthly annuity amount.** We calculate the monthly annuity amount as:
    (1) Final average earnings multiplied by 1.667%, multiplied by years of service prior to 2005, plus
    (2) Final average earnings multiplied by 1.55%, multiplied by years of service after 2004, minus
    (3) Age 65 Social Security benefits multiplied by 1.429%, multiplied by total years of service, plus
    (4) Frozen grandfathered benefits related to pre-2009 dividend equivalents on unvested CLCs (less than 2% of the total pension benefit for each named executive officer).
  - **Final average earnings.** Final average earnings is the average of the highest consecutive 60 months out of the last 120 months of pay. Earnings include base salary and annual incentive payouts.
  - **Benefits paid as an annuity.** Final average pay benefits under the Salaried Pension Plan and Excess Pension Plan must be taken in the form of an annuity.
- **U.S. Retirement Value Plan pension formula.** This formula determines a lump sum payable at the time the employee is deemed to have 'retired' from Johnson & Johnson (generally separation from Johnson & Johnson, or if later, attainment of a specified age).
  - **Retirement age.** At age 62, former employees can begin receiving unreduced pension payments. At age 55 they can begin receiving reduced pension benefits. If a former employee begins receiving his or her pension before age 62, the pension is reduced for each year before age 62.
  - **Lump sum amount.** Johnson & Johnson calculates the lump sum amount as an RVP credit of 15% of plan earnings for each year of service. The sum of each year's RVP credits equals the pension benefit payable as a lump sum at age 62.
  - **Plan earnings.** Earnings include base salary and annual incentive payouts.
  - **Form of benefit payment.** RVP benefits under the Excess Pension Plan benefit are available only as a lump sum. RVP benefits under the Salaried Pension Plan are expressed as a lump sum but can also be payable in one of the optional annuity forms available for RVP benefits under the Salaried Pension Plan.
- **Pension plans.** We pay our U.S. pensions from the Salaried and Excess Pension Plans as follows:
  - **Salaried Pension Plan.** The Salaried Pension Plan applies the Final Average Pay and RVP formulas, as applicable, to pay up to the IRS's covered compensation limit. The limit was $345,000 in 2024.
  - **Excess Pension Plan.** The Excess Pension Plan uses the Final Average Pay and RVP pension formulas, as applicable, without applying the IRS pay limits. The payments are reduced by amounts paid from the Salaried Pension Plan. U.S. non-union employees participate in the Excess Pension Plan if their covered compensation exceeds the IRS limit.

2024 Non-qualified deferred compensation

In the table below, we show our named executive officers' year-end non-tax-qualified compensation deferral plan balances. We also show how much they and the Company contributed to the plans, the earnings on the deferred compensation, and withdrawals and distributions during the year. For a complete understanding of the table, please read the descriptions of the columns that follow the table.

	A	B	C	D	E	F
Name		Executive contributions in last FY ($)	Registrant contributions in last FY ($)	Aggregate earnings in last FY ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last FYE ($)
J. Duato		$0	$56,475	$(53,481)	$0	$9,096,995
J. Wolk		460,000	39,029	123,786	0	1,437,558
T. Schmid		179,262	24,809	10,750	0	1,435,590
J. Taubert		1,886,154	38,129	1,707,674	0	13,172,516
J. Reed		0	38,129	3,115	0	65,723

Executive contributions in last fiscal year (column B)

- Column B includes the amount the named executive officers deferred under the Executive Income Deferral Plan (EIDP) or the Deferred Compensation Plan (DCP). These plans allow eligible employees to defer up to 50% of their base salary and 100% of their annual incentive and are described in further detail below. These amounts were included in columns C and F of the summary compensation table.

- **Executive Income Deferral Plan and Deferred Compensation Plan**
  - **Background:** In 2023 and in prior years, our executive officers could elect to defer up to 50% of their base salary and 100% of their annual incentive earned in the year under the EIDP. In November 2023, the company adopted the DCP as a successor plan to the EIDP. Like the EIDP, the DCP is a non-qualified deferred compensation plan that continues to allow our executive officers to defer up to 50% of their base salary and 100% of their annual incentive earned in 2024 and future years. In connection with the adoption of the DCP, the EIDP was amended to provide that:
    - No new deferral elections may be made under the EIDP.
    - The available investment funds for amounts originally deferred under the EIDP will be the funds that are available under the DCP.
    - The EIDP will follow the same administrative procedures as the DCP.
  - **Earnings.** The deferred amounts under these plans are credited with earnings that are equal to the return on the investment options available under the 401(k) Savings Plan, except for company stock funds. Participants choose how to allocate their account balance among these alternatives.
  - **Distributions.** Amounts under the EIDP are generally paid in a lump sum on the later of six months following separation from service or in January of the year following separation. In connection with the adoption of the DCP, the Committee amended the EIDP to permit participants to change the time and form of payment of their EIDP account balances upon separation from service to the payment forms available under the DCP. The DCP permits payment in the form of a lump sum or up to 10 annual installments, subject to compliance with applicable tax rules.

Registrant contributions in last fiscal year (column C)

Column C includes Company contributions to the named executive officer's Excess Savings Plan accounts. These amounts are included in column H of the summary compensation table.

- **Excess Savings Plan.** Our 401(k) Savings Plan provides a matching contribution of 4.5% of base salary to employees who contribute at least 6% of base salary. The base salary covered under this plan is limited by the IRS's covered compensation limit. The limit was $345,000 in 2024. The Excess Savings Plan credits an unfunded account with 4.5% of the amount of the base salary over the IRS limit.

  - **Earnings.** The accounts were credited with earnings equal to the return on each named executive officer's default target-date fund as determined by birth year. The average full year return for the group was 10.58%.

  - **Distribution.** Account balances will be paid out in a lump sum six months after termination, unless the participant made an irrevocable deferral or installment election before December 15, 2008.

Aggregate earnings in last fiscal year (column D)

Column D includes earnings on the EIDP, DCP and Excess Savings Plan. It also includes the change in value of vested CLCs. We show each of these amounts and the total earnings in the table below. See details on CLC unit values on page 106.

The earnings or losses on the EIDP, DCP and Excess Savings Plan balances are based on market rates of return as described on page 93. Therefore, there are no above-market earnings from these plans and the amounts are not included in column G of the summary compensation table.

The changes in value of the CLCs are included in column G of the summary compensation table but only to the extent that the unit value grows at a rate that exceeds a reference rate of return. See page 93 for details.

Name	Aggregate earnings/ (losses) on Executive Income Deferral Plan and Deferred Compensation Plan ($)	Earnings/ (losses) on Excess Savings Plan ($)	Change in value of vested CLCs ($)	Total ($)
J. Duato	$0	$79,819	$(133,300)	$(53,481)
J. Wolk	95,682	31,544	(3,440)	123,786
T. Schmid	9,636	18,314	(17,200)	10,750
J. Taubert	1,692,618	47,306	(32,250)	1,707,674
J. Reed	0	3,115	0	3,115

Aggregate withdrawals / distributions (column E)

There were no withdrawals or distributions in 2024.

Aggregate balance at last fiscal year-end (column F)

Column F includes the DCP and EIDP balances, as well as the Excess Savings Plan balance. It also includes the value of all vested CLCs (calculated using the end of year unit values). The amounts below were reported as compensation to the named executive officers in previous summary compensation tables to the extent required. See details on CLC unit values on page 106.

Name	Deferred Compensation Plan and Executive Income Deferral Plan balances ($)	Excess Savings Plan balance ($)	Value of vested CLCs ($)	Total ($)
J. Duato	$0	$897,495	$8,199,500	$9,096,995
J. Wolk	907,356	318,602	211,600	1,437,558
T. Schmid	188,898	188,692	1,058,000	1,435,590
J. Taubert	10,651,367	537,399	1,983,750	13,172,516
J. Reed	0	65,723	0	65,723

Details on CLC unit values

The following table includes the beginning and end of year CLC unit values. It also includes the change in unit value during the year.

Unit values and change in values	CLC ($)
Beginning of year unit value	$53.76
End of year unit value	52.90
Change in unit value	(0.86)

2024 Potential payments upon termination

We pay earned and unpaid compensation to our employees upon termination. In addition, depending upon the circumstances of the termination and the employee's age and years of service, we pay severance, provide continued health benefit coverage and provide continued vesting in equity incentives. We have no change-in-control benefits.

- **Earned but unpaid compensation.** Upon any termination of employment as of year-end 2024, employees would receive their 2024 annual incentive and vested non-qualified deferred compensation. They would also be entitled to their pension benefits upon retirement. If a named executive officer had terminated as of year-end 2024, he or she would have received his or her:

  - **Earned but unpaid annual incentives for 2024.** An employee must be employed through the end of the year to be eligible for a non-prorated annual incentive payout. However, in case of involuntary termination for cause, these amounts would be forfeited. See non-equity incentive plan compensation in the table on page 91 for the annual incentive amounts.

  - **Vested non-qualified deferred compensation balances.** See non-qualified deferred compensation — aggregate balance at last fiscal year-end (column F) in the table on page 105 for the year-end balances.

  - **Pension benefits upon retirement.** See 2024 pension benefits on page 102 for details.

- **Severance, healthcare coverage and equity incentives.** In the table on page 108, we show the value of cash severance, continued healthcare coverage and continued vesting in equity incentives as if the named executive officers had terminated as of year-end 2024 under the circumstances shown below. For a complete understanding of the table please read the descriptions of the types of payments that follow the table.

- **No change-in-control benefits.** We do not have any change-in-control agreements or arrangements in place for any of our named executive officers. Our 2022 Long-Term Incentive Plan only provides for a change-in-control benefit in the event that outstanding awards granted under the plan are not assumed or substituted by the acquirer in connection with a change-in-control. If that is the case, the awards will vest and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels as of the date of the change-in-control. If outstanding awards are assumed or substituted, the awards will remain outstanding and will continue to vest following the change-in-control.

Name	Type of payment	Voluntary termination ($)	Involuntary termination without cause ($)	Involuntary termination with cause ($)	Death ($)	Disability ($)
J. Duato	Cash severance	$0	$2,153,846	$0	$0	$0
	Healthcare coverage	123,000	128,000	123,000	65,000	131,000
	Equity incentives	20,329,773	20,329,773	0	20,329,773	20,329,773
	Total	20,452,773	22,611,619	123,000	20,394,773	20,460,773
J. Wolk	Cash severance	0	1,220,000	0	0	0
	Healthcare coverage	185,000	191,000	185,000	97,000	224,000
	Equity incentives	11,606,321	11,606,321	0	11,606,321	11,606,321
	Total	11,791,321	13,017,321	185,000	11,703,321	11,830,321
T. Schmid	Cash severance	0	1,073,077	0	0	0
	Healthcare coverage	237,000	241,000	237,000	122,000	275,000
	Equity incentives	3,570,985	3,570,985	0	3,570,985	3,570,985
	Total	3,807,985	4,885,062	237,000	3,692,985	3,845,985
J. Taubert	Cash severance	0	1,200,000	0	0	0
	Healthcare coverage	141,000	147,000	141,000	75,000	165,000
	Equity incentives	9,613,769	9,613,769	0	9,613,769	9,613,769
	Total	9,754,769	10,960,769	141,000	9,688,769	9,778,769
J. Reed	Cash severance	0	1,200,000	0	0	0
	Healthcare coverage	0	20,000	0	11,000	33,000
	Equity incentives	3,035,316	3,035,316	0	10,361,792	10,361,792
	Total	3,035,316	4,255,316	0	10,372,792	10,394,792

Terminations due to a reduction in force or specified divestiture

Our unvested outstanding PSUs and our options and RSUs granted prior to February 13, 2023 are subject to special provisions in the event of a termination due to a reduction in force (RIF) or specified divestiture (as detailed on page 81). As of December 29, 2024, each named executive officer was eligible for qualifying separation treatment of their long-term incentives. For these executives:

- Termination due to a RIF would result in amounts equal to those in the involuntary termination without cause column of the potential payments upon termination table above.

- Termination due to a specified divestiture would result in amounts equal to those in the involuntary termination without cause column, except they would not receive severance.

Cash severance

Our severance pay plan provides benefits to certain full-time U.S. employees who are involuntarily terminated. We provide two weeks base salary for each year of service, with guaranteed minimums based on an employee's level. The minimum for our named executive officers is 52 weeks of base salary. We pay severance according to our normal payroll cycle. We do not pay severance as a lump-sum payment.

In order to receive the full number of weeks of base salary under our severance pay plan, U.S. employees must sign a release agreement and comply with the conditions set forth in the agreement, which may include compliance with non-competition provisions, release of all claims and rights, and any other terms set forth in the agreement. If U.S. employees do not sign the release agreement, the severance amount is four weeks of base salary.

In the table below, we show how the cash severance amounts in the table on page 108 were calculated.

| Name | Salary rate as of year-end ($) | Years of eligible service (#) | Weeks of base salary continuation | | | Total amount of cash severance ($) |
			Accrued (#)	Minimum (#)	Final (#)	
J. Duato	$1,600,000	35	70	52	70	$2,153,846
J. Wolk	1,220,000	26	52	52	52	1,220,000
T. Schmid	900,000	31	62	52	62	1,073,077
J. Taubert	1,200,000	19	38	52	52	1,200,000
J. Reed	1,200,000	1	2	52	52	1,200,000

Healthcare coverage

Upon termination of employment, all non-union U.S. employees receive continued healthcare coverage that varies based upon the termination circumstances. The healthcare coverage amounts in the table on page 108 are the present values of continued healthcare coverage. The values vary based upon the termination circumstances as follows:

Healthcare coverage	Eligibility	Eligible named executive officers	Voluntary termination	Involuntary termination without cause	Involuntary termination with cause	Death	Disability
Retiree	Employees age 55 with ten years of service.	Duato Wolk Taubert Schmid	✔	✔ Begins at the end of the cash severance period.	✔	✔ Coverage for dependents	✔
Separation	Employees between ages 50 and 54 with ten years of service who are involuntarily terminated without cause.		Not applicable	✔ Begins at the earlier of the cash severance period or 52 weeks and ends at age 65.	Not applicable	Not applicable	Not applicable
Active-employee	All employees.	Reed	No continued coverage	✔ While on severance - up to 52 weeks.	No continued coverage	✔ Coverage for dependents for 6 months.	✔ While on long-term disability.

Note: "✔" means eligible for coverage.

Equity incentives

The equity incentives amounts in the table on page 108 are the value of unvested equity incentives as of year-end 2023. The values vary based upon the termination circumstances as described under Long-term incentive vesting and treatment upon termination on page 79.

Ratio of the annual total compensation of the median-paid employee to the CEO

The annual total compensation of our median-paid employee on a worldwide basis for 2024 was $83,000. The annual total compensation of our Chief Executive Officer for 2024 was $24,327,495. The ratio of the two amounts for 2024 is 293 to 1 .

We used the following methodology and assumptions to calculate the annual total compensation of the median-paid employee:

- We included 100% of our employees (other than our Chief Executive Officer) in the calculation of median, as follows:

    - We gathered payroll data from 24 countries around the world, which account for 91% of our employees.

    - We assumed that the remaining 9% of our employees not included in this database are paid less than the median. This is a conservative assumption. If any of the employees assumed to be below the median were paid higher than the calculated median, the actual median would be higher.

- We calculated the annual total compensation and ranked our employees using: taxable cash earnings, which includes salary, wages (regular, hourly, overtime, shift differentials), commissions, annual incentives and other miscellaneous cash earnings; the estimated value of the Company-provided pension earned during 2024 and Company contributions to defined contribution retirement plans during 2024 (using an estimated percentage of salary for each country where we have a Company-provided retirement plan); and the estimated value of Company-provided medical and dental insurance coverage using an estimated per-employee amount for each country where we have Company-provided medical and dental plans.

- Using our year-end 2024 total employee count, we counted down from the top to identify the median-paid employee. At least 50% of our employees have annual total compensation amounts higher than $83,000.

- We rounded the annual total compensation of the median-paid employee to the nearest thousand dollars.

The annual total compensation of our Chief Executive Officer for 2024 is the $24,302,360 total as reported in the summary compensation table on page 89 plus healthcare benefits of $25,135.

The ratio of the annual total compensation of the median-paid employee to the CEO is calculated by dividing the annual total compensation of our Chief Executive Officer by that of our median-paid employee. Because the annual total compensation of the median-paid employee is a conservative estimate (as described above), the pay ratio is also a conservative estimate – the actual ratio could be lower but not higher.

Comparison to 2023 median-paid annual total compensation

The annual total compensation of our median-paid employee for 2023 was $84,000. The median for 2024 is $83,000. The net effect of changes in currency exchange rates contributed to the decrease in the median. If the exchange rates had not changed during 2024, the median would have been $87,000.

Pay versus performance

In the table below, we show the compensation for our CEO (Principal Executive Officer, or PEO, in the table) and the average of the other named executive officers, our cumulative total shareholder return, net income and annual relative total shareholder return, and the cumulative total shareholder returns of our peer indices. Our executives' compensation is shown using the totals from the summary compensation table and compensation actually paid (CAP) according to SEC rules.

Pay versus performance table

A	B	C	D	E	F	G	H	I	J
						Value of initial fixed $100 investment based on:			
Year	Summary compensation table total for PEO	Compensation actually paid to PEO	Average summary compensation table total for non-PEO NEOs	Average compensation actually paid to non-PEO NEOs	Total shareholder return	Peer group total shareholder return (S&P Pharmaceuticals sub index)	Peer group total shareholder return (S&P Healthcare Equipment sub index)	Net income ($ millions)	Annual relative total shareholder return (% points)
2024	$24,302,360	$16,980,925	$11,243,745	$8,560,550	$113.91	$159.21	$137.81	14,066	(19.9%)
2023	28,397,240	13,839,320	12,492,559	7,116,002	119.65	147.13	124.22	35,153	(18.6)
2022	13,099,487	18,910,984	8,021,796	11,882,576	130.91	146.65	113.92	17,941	5.6
2021	26,741,959	39,418,762	12,498,029	16,589,484	123.54	135.21	140.40	20,878	(2.4)
2020	29,575,974	28,993,387	12,948,370	11,481,071	110.85	107.53	117.63	14,714	1.6

Summary compensation table total for PEO and average summary compensation table total for non-PEO NEOs (columns B and D)

Column B includes the amounts reported in the total column of the summary compensation table for our CEO. Column D includes the average of the amounts reported in the total column of the summary compensation table for our named executive officers excluding our CEO.

In the table below, we show which executives were included in columns B through E in 2020-2024.

Executive name	PEO					Non-PEO NEO				
	2020	2021	2022	2023	2024	2020	2021	2022	2023	2024
A. Gorsky	X	X								
J. Duato			X	X	X	X	X			
J. Wolk						X	X	X	X	X
P. Stoffels						X	X			
J. Taubert						X	X	X	X	X
A. McEvoy							X	X		
T. Mongon								X		
J. Reed									X	X
P. Fasolo									X	
T. Schmid										X

Compensation actually paid to PEO and average compensation actually paid to non-PEO NEOs (columns C and E)

Column C includes the amount of compensation actually paid to our CEO. Column E includes the average amount of compensation actually paid to our other NEOs. The amounts are not current cash payments. Our retirement benefits are paid only after retirement and our long-term incentives' value vary with Company performance (including stock price) until they are vested or exercised (in the case of options).

The following table shows the 2024 adjustments made to total compensation to determine the compensation actually paid:

Executive	Summary compensation table total	Minus summary compensation table value of equity awards	Plus pay versus performance value of equity awards	Minus summary compensation table change in the actuarial present value of pension benefits	Plus pay versus performance value of pension benefits	Equals compensation actually paid
PEO	$24,302,360	$15,707,150	$10,563,053	$2,694,000	$516,662	$16,980,925
Average of Non-PEO NEOs	11,243,745	6,337,915	4,339,254	981,750	297,216	8,560,550

- The **summary compensation table value of equity awards** includes the total grant date fair value of equity awards reported in the stock awards and option awards columns in the summary compensation table.

- The **pay versus performance value of equity awards** includes the following:
  - For awards granted in the applicable year, the fair value:
    - At year-end for awards that are outstanding and unvested.
    - As of the vesting date for awards that vest in the applicable year.
  - For awards granted in prior years, the change in fair value:
    - From the beginning of the year to the end of the year for awards that remain outstanding and unvested.
    - From the beginning of the year to the vesting date for awards that vest in the applicable year.
    - From the beginning of the year to zero for awards that fail to vest.
  - The fair values as of each measurement date were determined using valuation assumptions and methodologies (including expected term, volatility, dividend yield and risk-free interest rates) that are consistent with those used to estimate fair value at grant under U.S. GAAP. The valuation assumptions used to calculate option fair values differed materially from those disclosed at the time of grant in the following ways:
    - Risk-free rates range from 4.1% to 4.4% for the pay-versus-performance valuations versus a range of 0.8% to 4.2% for grant-date valuations. The risk-free rates differed due to macroeconomic changes between the grant date and valuation dates.
    - The expected option term estimate ranges from 4.2 years to 6.7 years for the pay-versus-performance valuations versus 7.0 years for the grant-date valuations. The expected term decreased from the grant date as we considered potential changes in exercise behavior, as the options are no longer at-the-money, and to incorporate the passage of time in the award's life.
    - We calculated the estimated number of PSUs to vest in the future assuming:
      - 2023-2025 PSUs tied to relative TSR performance vest at 0.0% of target and cumulative adjusted EPS performance vest at 161.0% of target.
      - 2024-2026 PSUs tied to relative TSR performance vest at 0.0% of target and cumulative adjusted EPS performance vest at 134.7% of target.
    - All other valuation assumptions are not materially different from the grant-date assumptions and there were no changes in calculation methodology. See Common Stock, Stock Option Plans and Stock Compensation Agreements Note to the Consolidated Financial Statements of the Form 10-K for additional details on the valuation assumptions used at grant.

The following table shows the 2024 amounts included in the pay-versus-performance value of equity awards.

Executive	Year-end fair value of equity awards granted during applicable year	Change in fair value as of year-end of any prior-year awards that remain unvested as of year-end	Change in fair value as of the vesting date of any prior-year awards that vested during applicable year	Fair value at the end of the prior year of equity awards that failed to meet vesting conditions in the year	Pay versus performance value of equity awards
PEO	$14,429,512	$(1,979,600)	$(67,233)	$(1,819,626)	$10,563,053
Average of Non-PEO NEOs	5,822,384	(638,499)	(52,232)	(792,399)	4,339,254

- The **summary compensation table change in the actuarial present value of pension benefits** includes the changes in pension value reported in the change in pension and non-qualified deferred compensation column of the summary compensation table.

- The **pay versus performance value of pension benefits** includes the following:
  - **Service costs.** The actuarially determined pension service cost for services rendered by our CEO or NEOs.
  - **Prior service costs.** The entire cost of benefits granted (or credit for benefits reduced) in a plan amendment (or initiation) during the applicable year that is attributed by the benefit formula to services rendered in periods prior to the plan amendment or initiation.
  - The amounts deducted or added in calculating the 2024 pay versus performance value of pension benefits are as follows:

Executive	Service costs attributable to the applicable year	Prior service costs introduced during the applicable year	Pay versus performance value of pension benefits
PEO	$516,662	$0	$516,662
Average of other NEOs	297,216	0	297,216

Total shareholder return and peer group shareholder return (columns F, G and H)

Columns F, G and H are the cumulative total shareholder return of a $100 investment from the beginning of fiscal year 2020 through the end of each of the years indicated for the Company (column F), the S&P Pharmaceuticals industry index (column G) and the S&P Healthcare Equipment industry index (column H). Total shareholder return includes share price appreciation and assumes dividend reinvestment.

Net income (column I)

Column I includes the Company's net income, in millions, as reported in the Company's audited financial statements. Net income in 2020-2023 includes the Consumer Health business, which separated from Johnson & Johnson in August 2023 as Kenvue. Net income in 2023 also includes proceeds from the sale of Kenvue. Net Income from Continuing Operations, which would have excluded this business, would have been $17.801 billion, $16.370 billion and $13.326 billion for 2021, 2022 and 2023, respectively.

Annual relative total shareholder return (column J)

Column J includes the percentage point difference between the Company's and the competitor composite peer group's TSR for each fiscal year.

We use three-year relative TSR as a PSU performance measure to link compensation actually paid to our executives to Company performance. We include one-year relative TSR in the table because it impacts the three overlapping PSU performance cycles that are outstanding each year. Furthermore, the SEC's guidance precludes using multi-year performance measurement periods for the performance measures in the table.

Financial performance measures

The financial metrics we use in our annual and long-term incentive plans are our most important financial measures. As described in Components of executive compensation on page 62, our annual incentives are designed to motivate attainment of our near-term priorities, consistent with our long-term strategic plan. Our long-term incentives are designed to motivate attainment of our long-term goals, TSR and share price growth, as well as retain executives.

Annual incentive financial performance measures	Long-term incentive financial performance measures
• Operational sales. • Adjusted operational EPS growth. • Free cash flow.	• Three-year cumulative adjusted operational EPS. • Three-year TSR compound annual growth rate versus the competitor composite peer group. • Share price. • Share price appreciation.

Note: Operational sales, adjusted operational EPS, free cash flow and cumulative adjusted operational EPS are non-GAAP measures. See pages 83 to 85 for details. We use three-year relative TSR as a PSU performance measure. However, SEC guidance limits the company selected measure included in the last column of the pay versus performance table to one-year periods. So, we compare CAP to annual relative TSR in our analysis of the information presented in the pay versus performance table on page 116. Annual relative TSR directly impacts the three overlapping PSU performance cycles that are outstanding each year.

Our annual incentives also include our strategic goals that cover a range of items critical to both our short- and long-term success. We prioritize excellence in our operational execution, product development and pipeline growth, our employees, key strategic initiatives that enable our continued growth and performance against our purpose-driven objectives. We describe our performance against our 2024 strategic goals on page 65.

Analysis of the information presented in the pay versus performance table

We describe the relationships between compensation actually paid and the Company's cumulative TSR, net income and annual relative TSR beginning on page 115. We also compare the Company's cumulative TSR with the peer indices.

Changes in PEO and NEOs from 2021-2022

It is important to keep in mind that our CEO and named executive officers have changed, making year-to-year comparisons of compensation actually paid difficult. Most significant is our change in CEO. For 2020 and 2021, Mr. Gorsky was our CEO (PEO in the table) and for 2022, 2023, and 2024, Mr. Duato was our CEO.

Components of compensation actually paid that vary with performance

The components of compensation actually paid that vary with performance each year are our annual incentive payouts, the fair value of long-term incentive awards granted in each year and the change in fair value of equity awards during the year.

The decisions regarding our annual incentive payouts are described in our 2021, 2022, 2023, and 2024 Proxy Statements and this Proxy Statement. The decisions regarding our long-term incentive awards are described in our 2020, 2021, 2022, 2023 and 2024 Proxy Statements.

The addition of the change in fair value of equity awards during the year is the most significant performance-related difference between CAP and the totals reported in the summary compensation table. The change in fair value of equity awards during the year varies with our annual share price appreciation and performance against our PSU goals.

We use multiple performance measures

We use seven financial performance measures for our annual and long-term incentives. We also vary the sizes of our long-term incentive grants each year based on individual performance. Therefore, no single financial performance measure can fully describe changes in CAP, especially because most of the measures are compared to annual or three-year goals.

Compensation actually paid and cumulative TSR

The chart below compares the compensation actually paid to our CEO and the average of our other NEOs with the Company's cumulative TSR.

As described on page 67, our three-year TSR relative to our competitor composite peers is one of our PSU performance measures. However, the Company's cumulative TSR without a peer comparison is not one of the performance measures we use in our annual or long-term incentive plans.

The Company's cumulative TSR includes both our annual share price appreciation and the impact of reinvested dividends. Because most of our executives' compensation is equity-based long-term incentives, which vary in value with the Company's price, our CAP is aligned with the annual share price appreciation component of TSR. Dividends confound the relationship because they are included in the cumulative TSR but are not included in CAP because we do not pay dividends on unvested equity awards.

CAP vs. TSR



Compensation actually paid and net income

The chart on page 116 compares the compensation actually paid to our CEO and the average of our other NEOs with the Company's net income.

As described on pages 66 and 67, adjusted operational EPS is one of our annual incentive measures and three-year cumulative adjusted operational EPS is one of our PSU performance measures. These measures are compared to goals that we set at the beginning of each year for the annual incentives and at the beginning of each three-year performance period for the PSUs.

While annual net income impacts our adjusted operational EPS and three-year cumulative adjusted operational EPS, it is not one of the performance measures we use in our annual or long-term incentive plans. Therefore, any relationship of CAP with the Company's annual net income would be indirect, at best, because it is not a performance measure in our compensation program and it is not compared to any goals.

Column I includes the Company's net income, in millions, as reported in the Company's audited financial statements. Net income in 2020-2023 includes the Consumer Health business, which separated from Johnson & Johnson in August 2023 as Kenvue. Net income in 2023 also includes proceeds from the sale of Kenvue. Net Income from Continuing Operations, which would have excluded this business, would have been $17.801 billion, $16.370 billion and $13.326 billion for 2021, 2022 and 2023, respectively.

CAP vs. net income



Compensation actually paid and annual relative total shareholder return

The chart on page 117 compares the compensation actually paid to our CEO and the average of our other NEOs with the Company's annual relative TSR.

Annual relative TSR directly impacts the three overlapping PSU performance cycles that are outstanding each year. Higher annual relative TSR increases the fair value of the outstanding PSUs and conversely lower annual relative TSR decreases the fair value of outstanding PSUs.

Performance against our annual incentive goals, three-year cumulative adjusted operational EPS PSU goals and changes in the fair value of long-term incentive awards granted each year confound the relationship of CAP and annual relative TSR because they are independent of annual relative TSR.

Note: We use three-year relative TSR as a PSU performance measure. However, SEC guidance limits the measures to one-year periods.

CAP vs. annual relative TSR



PEO CAP ▪ **Average for Non-PEO NEO** ▪ **Annual relative TSR** —

Annual relative TSR

TSR	2020	2021	2022	2023	2024
Johnson & Johnson	9.3%	12.8%	8.0%	(8.6%)	(4.8%)
Competitor composite	7.7	15.2	2.4	10.0	15.1
One-year relative TSR	1.6	(2.4)	5.6	(18.6)	(19.9)

The TSR for each of the business groups within the competitor composite peer group is weighted based on the Company's sales mix for the prior year as shown in the table below. Following the separation of our Consumer Health business, the Consumer Health group was removed from the Competitor Composite Peer Group. See page 78 for additional details.

Competitor composite peer group weightings

Business group	2020	2021	2022	2023 (Pre-Kenvue separation)	2023 (Post-Kenvue separation)	2024
Innovative Medicine	51.4%	54.7%	55.1%	55.4%	65.7%	63.8%
MedTech	31.6	27.8	28.9	28.9	34.3	36.2
Consumer Health	16.9	17.5	16.0	15.7	0.0	0.0
Total	100.0	100.0	100.0	100.0	100.0	100.0

Note: Sum of individual components may not reflect total weighting due to rounding.

The TSR for each business group is weighted by the beginning of year market capitalization of each company. The companies in each business group are shown in the table on page 118.

Competitor composite peer group

Innovative Medicine	MedTech	Consumer Health (Excluded After August 2023)
AbbVie Inc.	Alcon, Inc.	Beiersdorf AG
Amgen Inc.	Bausch & Lomb Inc.	Colgate-Palmolive Co
AstraZeneca PLC	Boston Scientific Corporation	L'Oreal S.A.
Bristol-Myers Squibb Company	The Cooper Companies, Inc.	The Procter & Gamble Company
Eli Lilly & Company	Intuitive Surgical, Inc.	Reckitt Benckiser Group plc
GlaxoSmithKline plc	Medtronic plc	Unilever PLC
Merck & Co Inc	Smith & Nephew plc	
Novartis AG	Stryker Corporation	
Pfizer Inc	Zimmer Biomet Holdings, Inc	
Roche Holding Ltd		
Sanofi		

Cumulative TSR of the Company and cumulative TSR of the peer group

The chart below compares the Company's cumulative TSR presented in the table with the cumulative TSR of our two peer indices: the S&P Pharmaceuticals Index and the S&P Healthcare Equipment Index.

We do not use the cumulative TSR of the S&P Pharmaceuticals Index or S&P Healthcare Equipment index as incentive measures for our NEOs. However, we do measure three-year relative TSR versus our competitor composite peer group as one of our PSU metrics, as described in greater detail in our PSU goal setting process on page 67. So, the relationship of CAP with our three-year relative TSR versus our competitor composite peer group is direct for each of the overlapping PSU performance periods shown in the table.

Cumulative TSR of the Company and peer groups



Equity grant practices

Insider trading policy

We have adopted insider trading policies governing the purchase, sale, and/or other disposition of Company securities by the Company's directors, officers and employees, as well as by the Company itself. We believe these policies and procedures are reasonably designed to promote compliance with insider trading laws, rules, regulations and exchange listing standards applicable to the Company. The policies prohibit our directors, officers, employees, and certain other covered persons from trading in Company securities and related derivative securities while aware of material non-public information about the Company or its securities. Insiders are also prohibited from trading securities during various periods throughout the year in connection with the public release of our quarterly results, and certain individuals must receive pre-clearance from our legal department prior to engaging in any transaction in the Company's securities. A copy of our Stock Trading Policy for Directors, Executive Officers and Insiders was filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 29, 2024.

Equity award grant practices

Equity awards are generally granted to our named executive officers on a predetermined schedule, as described below. In certain circumstances, including the hiring of an officer, the Committee may approve grants to be effective at other times. The Committee does not take material nonpublic information into account when determining the timing and terms of equity awards granted to non-employee directors or named executive officers. The Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Following the end of each fiscal year, the Committee reviews the Company's results and our named executive officers' performance, and, based on those reviews, grants equity awards to our named executive officers.

The Committee approves the annual equity awards for our named executive officers on the second Monday in February, and the full Board approves the annual equity award for the CEO on the second Tuesday in February. The grant date for the annual equity awards in 2024 was February 15, 2024, and is expected to remain February 15th in subsequent years.

The following table contains information required by Item 402(x) of Regulation S-K about stock options granted to our named executive officers in the last completed fiscal year during the period from four business days before to one business day after the filing of the Company's Annual Report on Form 10-K. The Company did not grant any stock options to NEOs of the Company in the last completed fiscal year during the period from four business days before to one business day after the filing of any of the Company's Quarterly Reports on Form 10-Q, or the filing or furnishing of any Current Report on Form 8-K that discloses material nonpublic information.

A	B	C	D	E	F
Name	Grant date	Number of securities underlying award	Exercise price of the award ($)	Grant date fair value of the award ($)	Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information (%)
J. Duato	2/15/2024	177,816	$157.92	$4,919,991	(0.04%)
J. Wolk	2/15/2024	95,197	157.92	2,634,006	(0.04)
T. Schmid	2/15/2024	49,658	157.92	1,373,987	(0.04)
J. Taubert	2/15/2024	76,981	157.92	2,129,987	(0.04)
J. Reed	2/15/2024	65,163	157.92	1,802,995	(0.04)

Audit matters

Audit Committee report

The Audit Committee reports to and acts on behalf of the Board of Directors of the Company by providing oversight of the financial management, internal auditors, independent auditor, financial reporting controls and accounting policies and procedures of the Company. The Company's management is responsible for preparing the Company's financial statements and systems of internal control, and the independent auditor is responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles. The Audit Committee is responsible for overseeing the conduct of these activities by the Company's management and the independent auditor.

In this context, the Audit Committee has met and held discussions with management and the internal and independent auditors (including private sessions with the Chief Audit Executive, the independent auditor, the Chief Financial Officer and the Chief Legal Officer at each quarterly Audit Committee meeting). Management represented to the Audit Committee that the Company's consolidated financial statements as of and for the fiscal year ended December 29, 2024, were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditor.

The Audit Committee has discussed with the independent auditor matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC including significant accounting policies, alternative accounting treatments and estimates, judgments and uncertainties, and critical audit matters. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, and the Audit Committee and the independent auditor have discussed the auditor's independence from the Company and its management, including the matters in those written disclosures. Additionally, the Audit Committee considered the non-audit services provided by the independent auditor and the fees and costs billed and expected to be billed by the independent auditor for those services as shown on page 122 of this Proxy Statement. All of the non-audit services provided by the independent auditor since February 10, 2003, and the fees and costs incurred in connection with those services, have been pre-approved by the Audit Committee in accordance with the Audit and Non-Audit Services Pre-Approval Policy, as adopted by the Audit Committee. This policy is discussed in further detail on page 123 of this Proxy Statement. When approving the retention of the independent auditor for these non-audit services, the Audit Committee has considered whether the retention of the independent auditor to provide those services is compatible with maintaining auditor independence.

In reliance on the reviews and discussions with management and the Company's independent auditor, the Audit Committee believes that the non-audit services provided by the independent auditor are compatible with, and did not impair, auditor independence.

The Audit Committee also has discussed with the Company's internal and independent auditors, with and without management present, their evaluations of the Company's internal accounting controls and the overall quality of the Company's financial reporting.

In further reliance on the reviews and discussions with management and the Company's independent auditor, the Audit Committee recommended to the Board of Directors on February 11, 2025, and the Board has approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2024, for filing with the Securities and Exchange Commission.

D. Adamczyk, Chairman
M. A. Hewson
H. Joly
A. M. Mulcahy
M. A. Weinberger

3 Ratification of appointment of independent registered public accounting firm

The Audit Committee oversees the qualifications, independence and performance of the independent auditor and has the ultimate responsibility to appoint, retain, compensate, evaluate and, when appropriate, terminate the independent auditor.

The Audit Committee of the Board is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company and its subsidiaries for the fiscal year 2025. Shareholder ratification of the appointment is not required under the laws of the State of New Jersey but, as a matter of good corporate governance, the Board has decided to ascertain the position of the shareholders on the appointment at the Annual Meeting. The affirmative vote of a majority of the votes cast at the Annual Meeting is required for ratification. The Audit Committee will reconsider the appointment if it is not ratified.

During fiscal years 2024 and 2023, PricewaterhouseCoopers LLP not only acted as the independent registered public accounting firm for the Company and its subsidiaries (work related to the integrated audit of our consolidated financial statements and internal control over financial reporting), but also rendered other services on behalf of the Company and its subsidiaries.

Rules enacted under the Sarbanes-Oxley Act prohibit an independent auditor from providing certain non-audit services for an audit client. PricewaterhouseCoopers LLP has provided services in accordance with applicable rules and regulations. It is expected that PricewaterhouseCoopers LLP will continue to provide certain accounting, additional audit, tax and other services to the Company and its subsidiaries, which are permitted under applicable rules and regulations.

✔ **The Board of Directors recommends that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2025.**

Selection and engagement of audit firm

PricewaterhouseCoopers LLP and its predecessors have served as Johnson & Johnson's independent auditor since at least 1920. The Audit Committee believes that this long tenure results in higher quality audit work and greater operational efficiencies by leveraging PricewaterhouseCoopers LLP's deep institutional knowledge of our global operations and businesses, accounting policies and practices, and internal controls. In order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the audit firm's lead engagement partner every five years, the Audit Committee and its Chairman were directly involved in the selection of PricewaterhouseCoopers LLP's new lead engagement partner.

The members of the Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP to serve as our independent registered public accounting firm is in the best interests of our Company and our shareholders.

Audit and non-audit fees

The Audit Committee is responsible for the audit fee negotiations associated with the retention of PricewaterhouseCoopers LLP. The table below sets forth the aggregate fees billed or expected to be billed by PricewaterhouseCoopers LLP for 2024 and 2023 for audit and non-audit services (as well as all out-of-pocket costs incurred in connection with these services) and are categorized as Audit fees, Audit-related fees, Tax fees and All other fees. The nature of the services provided in each such category is described in the following table.

Actual fees (dollars in thousands)	2024	2023
Audit fees	$39,510	$38,675
Audit-related fees	7,335	15,745
Total audit and audit-related fees	46,845	54,420
Tax fees	2,580	1,900
All other fees	1,600	1,090
Total fees	$51,025	$57,410

Audit fees. Consists of professional services rendered for the audit of our consolidated financial statements, quarterly reviews, statutory audits, issuance of comfort letters and consents, and assistance with, and review of, documents filed with the SEC.

Audit-related fees. Consists of assurance and related services related to employee benefit plan audits, due diligence related to mergers and acquisitions, accounting consultation and audits in connection with acquisitions and dispositions including the Consumer Health separation, system pre-implementation reviews, internal control reviews, attest services that are not required by statute or regulation, advice as to the preparation of statutory financial statements, consultations concerning financial accounting and reporting standards and other audit-related costs.

Tax fees. Consists of tax compliance (review or preparation of U.S. corporate and international tax returns, assistance with tax audits, review of the tax treatments for certain expenses and transfer-pricing documentation for compliance purposes), state and local tax planning, and consultations with respect to various domestic and international tax matters.

All other fees. Consists of fees not included in the Audit, Audit-related or Tax categories and includes accounting research software, benchmarking, assurance on non-financial metrics, market assessments, system and organization controls reports and other operational reviews.

Pre-approval of audit and non-audit services

Under the Audit and Non-Audit Services Pre-Approval Policy, as adopted by the Audit Committee in 2003, the Audit Committee must pre-approve all audit and non-audit services provided by the independent auditor. The Policy, as described below, sets forth the procedures and conditions for such pre-approval of services to be performed by the independent auditor. The Policy utilizes both a framework of general pre-approval for certain specified services and specific pre-approval for all other services.

Each year, the Audit Committee is asked to pre-approve the engagement of the independent auditor and the projected fees for audit services, audit-related services (assurance and related services that are reasonably related to the performance of the auditor's review of the financial statements or that are traditionally performed by the independent auditor) and tax services (such as tax compliance, tax planning and tax advice) for the current year. In addition, the following specific routine and recurring other services also may be pre-approved generally for the current year, audits or reviews of third parties to assess compliance with contracts, assurance on non-financial metrics, and system and organization controls reports.

The fee amounts approved annually are updated to the extent necessary at the regularly scheduled meetings of the Audit Committee during the year. Additional pre-approval is required if actual fees for any service exceed the originally pre-approved amount by 5%, excluding the impact of currency translation.

If we want to engage the independent auditor for other services that are not considered subject to general pre-approval as described above, then the Audit Committee must approve such specific engagement as well as the projected fees. Additional pre-approval is required before any fees can exceed the fees approved for the specifically approved services.

If we wish to engage the independent auditor for additional services that have not been generally pre-approved as described above, then such engagement will be presented to the Audit Committee for pre-approval at its next regularly scheduled meeting. If the timing of the project requires an expedited decision, then we may ask the Chair of the Audit Committee to pre-approve the engagement. Any such pre-approval by the Chairman is then reported to the other Committee members at the next Committee meeting. In any event, pre-approval of any engagement by the Audit Committee or the Chair of the Audit Committee is required before the independent auditor may commence any engagement.

In 2024, there were no fees paid to PricewaterhouseCoopers LLP under a de minimis exception to the rules that waives pre-approval for certain non-audit services.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting of Shareholders and will be allowed to make a statement if they wish. Additionally, they will be available to respond to appropriate questions from shareholders during the Annual Meeting.

4 Shareholder proposal — shareholder opportunity to vote on excessive golden parachutes

The following shareholder proposal has been submitted to the Company for action at the Annual Meeting by John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, beneficial owner of 20 shares of the Company's common stock. The affirmative vote of a majority of the shares voted at the Annual Meeting is required for approval of the shareholder proposal. The text of the proposal follows:



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. This proposal only applies to the Named Executive Officers. This provision shall at least be included in the Governess Guidelines of the Company or similar document and be accessible on the Company website.

"Severance or termination payments" include cash, equity or other pay that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities, perquisites or benefits not vested under a plan generally available to management employees, post-employment consulting fees or office expense and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Unfortunately some companies only limit cash golden parachutes to the 2.99 figure which means that there is no limit on noncash golden parachutes.

This proposal is relevant even if there are current golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably rich golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent and does not discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that overly rich golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

This proposal topic also received between 51% and 65% support at:
FedEx (FDX)
Spirit AeroSystems (SPR)
Alaska Air (ALK)
AbbVie (ABBV)
Fiserv (FISV)

Please vote yes:
Shareholder Approval Requirement for Excessive Golden Parachutes - Proposal 5

✖ Board's statement in opposition to shareholder proposal

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

Johnson & Johnson has already implemented a new Executive Officer Cash Severance Policy that expressly requires shareholder approval for cash severance payments of the nature described in the shareholder proposal.

As noted in this Proxy Statement on page 109, the Company recently adopted an Executive Officer Cash Severance Policy (Severance Policy) that expressly requires shareholder approval for cash severance or cash termination payments for Section 16 officers in excess of 2.99x the sum of base salary plus target bonus. This new Severance Policy bolsters the Company's current thoughtful, disciplined approach to executive terminations and related severance payments. The Board of Directors believes that the Severance Policy is more carefully tailored to the Company's needs and shareholders' interests than the overly broad severance policy sought by this proposal.

Beyond the new Executive Officer Cash Severance Policy, Johnson & Johnson has a longstanding and effective U.S. Severance Pay Plan (Severance Plan) that applies to all full-time U.S. employees who are involuntarily terminated and provides a maximum cash severance of 2.0x salary, well below the cash severance threshold of 2.99x the sum of salary and target bonus in the proposal.

The Company's well-established Severance Plan provides two weeks salary for each year of service, with a maximum for all employees of 104 weeks (two years) of salary, which would require 52 years of service to the Company. The minimum payment under the Severance Plan for our named executive officers is 52 weeks (one year) of salary, regardless of their length of service. The Severance Plan applies to all full-time U.S. employees, inclusive of all our current named executive officers, who are involuntary terminated without cause. The specific cash severance amounts that would be due to our named executive officers are disclosed in detail in this proxy statement on page 109. Moreover, Johnson & Johnson has no change-in-control agreements or arrangements in place for any of our named executive officers, and we do not accelerate equity or waive performance conditions for any termination scenario, except for death or long-term disability. The Company's longstanding Severance Plan, in conjunction with its new Severance Policy, provide tailored and effective limits on any excessive cash severance payments.

An overly broad severance policy that includes limitations on vesting or payout of equity grants would significantly impact the Company's competitiveness and ability to attract the best executive talent.

Our long-term equity incentive awards are a fundamental component of our executive compensation program designed to align senior leadership and shareholders' interests by linking compensation to long-term Company performance. Implementing the proposal's request to include equity grants in setting severance payment limits would require certain aspects of our employment offers to be contingent on shareholder approval. Such requirements would be practically unworkable and inconsistent with market practice and would put Johnson & Johnson at a significant disadvantage in the highly competitive healthcare labor market. We believe that our long-term equity incentive awards and thoughtfully tailored Severance Policy properly balance our objectives and align our executive compensation program with shareholder value creation, rather than rigid limitations in the overly broad policy requested by the proposal, which would be impractical, inconsistent with market practice and ultimately harmful to shareholder value. The Board of Directors also believes that the Compensation & Benefits Committee should have the responsibility and reasonable flexibility to design and implement all elements of Johnson & Johnson's executive compensation program, including the treatment of equity grants upon terminations of employment. The Company's Severance Plan and the newly adopted Severance Policy are designed to safeguard the Company's best interests and help to ensure a smooth transition following any executive termination.

Johnson & Johnson takes a thoughtful, disciplined overall approach to executive compensation, and shareholders have consistently conveyed very high levels of support for our executive compensation program and practices.

We design our executive compensation program to achieve our goals of attracting, developing, and retaining global business leaders who can drive financial and strategic growth objectives and build long-term shareholder value, and shareholders have existing mechanisms to raise any concerns regarding our executive compensation programs. Each year, Johnson & Johnson reviews its compensation structure to ensure that we are incentivizing strong results in a manner consistent with the values embodied in Our Credo. We routinely benchmark our executive compensation program with our peer group, and we prioritize engaging with our shareholders to gain feedback. The Company's recent Say on Pay vote demonstrates significant shareholder support for our executive compensation program.

For all these reasons, the Board believes the proposal is unnecessary and would prove detrimental to shareholder value.

It is, therefore, recommended that shareholders vote **AGAINST** this proposal.

5 Shareholder proposal — produce a human rights impact assessment

The following shareholder proposal has been submitted to the Company for action at the Annual Meeting by Mercy Investment Services, Inc., c/o Lydia Kuykendal, Director of Shareholder Advocacy, 2039 North Geyer Road, St. Louis, MO 63131, beneficial owner of at least $2,000 worth of shares of the Company's common stock. The affirmative vote of a majority of the shares voted at the Annual Meeting is required for approval of the shareholder proposal. The text of the proposal follows:

RESOLVED, that shareholders of Johnson & Johnson ("J&J") urge the board of directors to oversee conduct of human rights due diligence ("HRDD") to produce a human rights impact assessment ("HRIA") covering J&J's operations, activities, business relationships, and products related to access to medicines. The HRIA should be prepared at reasonable cost and omitting confidential and proprietary information and made available on J&J's web site. The HRIA should describe actual and potential adverse human rights impacts identified; identify rightsholders that were consulted; and discuss whether and how the results of the HRIA will be integrated into J&J's operations and decision making.

<u>Supporting Statement</u>

J&J has adopted a Position on Human Rights ("Position") in which it commits to "respecting internationally recognized human rights throughout [its] own operations and across [its] value chain."[1] Article 12.1 of the International Covenant on Economic, Social, and Cultural Rights "recognize[s] the right of everyone to the enjoyment of the highest attainable standard of physical and mental health."[2] Access to medicines is a key element of the right to health. Target 3.8 of Sustainable Development Goal 3 assesses progress toward "access to safe, effective, quality and affordable essential medicines and vaccines for all."[3]

The Position recognizes the salience of access to medicines. Specifically, J&J says it "aim[s] to advance sustainable and equitable patient access to medicines" and "strives to achieve broad and timely access to [its] medical products at sustainable prices that aim to be locally affordable."[4]

J&J claims to "have due diligence processes and management systems in place across [its] business to identify and address potential and actual human rights impacts."[5] But the specific HRDD examples J&J provides involve supplier human rights risks;[6] there is no indication that J&J has applied an HRDD process to its own operations, including pricing and access. Even as to supplier issues, J&J has not disclosed any HRIAs produced as a result of its HRDD.

Some of J&J's actions appear to undermine its commitment to the human right to health and access to medicines. Subsidiary Janssen sued to invalidate the Inflation Reduction Act's ("IRA's") provision authorizing limited Medicare drug price negotiations.[7] A trade association to which J&J belongs[8] lobbied against the IRA,[9] contributed millions to defeat a California pricing measure,[10] and supported a group that fought to repeal Obamacare.[11]

J&J touts its ranking in the Access to Medicine Index ("AtMI") as evidence of its commitment to access. The AtMI, however, only focuses on low- and middle-income countries ("LMICs") and medicines for diseases that occur mainly in LMICs. Additionally, AtMI assesses "policies, plans and practices that should improve access to medicines" but not actual affordability.

Comprehensive HRDD that includes access to medicines would enable J&J to identify human rights impacts of its own operations, such as shortcomings in access programs and funding of harmful lobbying efforts.

[1] https://www.jnj.com/about-jnj/policies-and-positions/our-position-on-human-rights, at 1

[2] www.ohchr.org/en/instruments-mechanisms/instruments/international-covenant-economic-social-and-cultural-rights; https://www.ncbi.nlm.nih.gov/pmc/articles/PMC7605313/

[3] www.un.org/en/development/desa/population/migration/generalassembly/docs/globalcompact/A_RES_70_1_E.pdf

[4] https://www.jnj.com/about-jnj/policies-and-positions/our-position-on-human-rights, at 6

[5] https://www.jnj.com/about-jnj/policies-and-positions/our-position-on-human-rights, at 3

[6] See https://healthforhumanityreport.jnj.com/2023/assets/downloads/johnson-johnson-2023-health-for-humanity-report.pdf?h=Ka9OvM1t, at 40

[7] https://www.biopharmadive.com/news/johnson-johnson-lawsuit-ira-drug-pricing-xarelto/688377/

[8] https://s203.q4cdn.com/636242992/files/doc_downloads/Gov_Docs/PE/2022-trade-associations.pdf

[9] https://www.mmitnetwork.com/aishealth/spotlight-on-market-access/pharma-spent-record-amount-on-lobbying-in-2022-pbms-are-now-in-spotlight-2/

[10] https://www.npr.org/sections/health-shots/2017/12/18/571206699/in-election-year-drug-industry-spent-big-to-temper-talk-about-high-drug-prices

[11] https://www.nytimes.com/2018/07/27/business/the-stealth-campaign-to-kill-off-obamacare.html

✖ Board's statement in opposition to shareholder proposal

The Board of Directors recommends a vote AGAINST the adoption of this proposal for the following reasons:

The proposal seeks a "human rights impact assessment," but is fundamentally about pricing and access to medicines, an issue where Johnson & Johnson has a long history of commitment and leadership.

While the proposal seeks a human rights impact assessment, the request is specific to "J&J's operations, activities, business relationships, and products related to access to medicines," and otherwise focuses on access to and affordability of medicines. Johnson & Johnson has demonstrated a long-standing commitment to a robust human rights program and promoting patient access to its lifesaving pharmaceutical and healthcare products.

Anchored in Our Credo, Johnson & Johnson is an industry leader in access to medicines and access to healthcare.

Access to healthcare is a multi-dimensional issue that requires engagement and collaboration among various stakeholders in the health community, coupled with tailored, context-specific approaches grounded in local needs. While governments have the primary responsibility for establishing and advancing health systems to meet their populations' needs, healthcare companies serve an important role.

Johnson & Johnson recognizes that patient access to pharmaceutical and healthcare products is a vital issue. This fact is reflected in Our Credo, which drives thoughtful consideration of patient access in our day-to-day decision making. Building on that, the Company has a comprehensive access-to-medicine strategy that is integrated within the overall corporate strategy. The strategy covers all therapeutic areas in which the company is involved.

One tangible application of these principles is the systematic work Johnson & Johnson did over many years to develop and introduce SIRTURO® (bedaquiline), the first targeted tuberculosis (TB) medicine with a novel mechanism of action in more than 40 years, and to make it accessible to patients. In partnership with many others, the Company invested in critical TB systems capacity, such as healthcare professional training, resistance testing and surveillance, and supply chain security to help bring individuals into treatment while not compromising the effectiveness as drug resistance increases globally. Reflecting investment in both medicine development and partnerships with stakeholders to address access barriers in individual country contexts, bedaquiline became the backbone of World Health Organization-recommended treatment guidelines for drug-resistant TB – three of every four MDR-TB patients on treatment are receiving a bedaquiline-containing regimen. Most recently, Johnson & Johnson granted Stop TB Partnership´s Global Drug Facility`s (GDF) a license that enabled GDF to tender, procure and supply generic versions of SIRTURO® (bedaquiline) for the majority of low-and middle-income countries.

Innovation, though, is ultimately the engine of access. Each year Johnson & Johnson invests billions of dollars in research and development to address the unmet health and medical needs of patients around the world, resulting in new discoveries whose protection is critical to funding the next generation of innovation. In 2024, the Company invested approximately $15 billion in research and development.

Reflecting these holistic efforts, in 2024 Johnson & Johnson was once again ranked in the top five pharmaceutical companies in the Access to Medicines Index, and the Access to Medicines Foundation noted that "Johnson & Johnson is a high-performing Company [and] it performs strongly in Research & Development, where it has access plans in place for all pipeline projects."

Johnson & Johnson has a longstanding commitment to respecting human rights that is reflected in its comprehensive Position on Human Rights and human rights program.

Johnson & Johnson believes that healthy lives and thriving communities can only be achieved when all people are treated with dignity and respect. In furtherance of that belief, the Company has developed and implemented a robust Position on Human Rights. Our Position on Human Rights, first published in 2012 and most recently updated in 2023, sets out our commitment to respecting internationally recognized human rights in our own operations and across our value chain, as provided in the International Bill of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work. Our approach is guided by the UN Guiding Principles on Business and Human Rights (UNGPs), and the Organization for Economic Cooperation and Development Guidelines for Multinational Enterprises. In line with the UNGPs, we focus our efforts where there may be potential or actual risk of adverse human rights impacts linked to Johnson & Johnson activities and business relationships, aligned to four thematic areas: Fair Working Conditions; Access to Healthcare; Safe Effective Products; and Sustainable Environment.

Our governance structure helps ensure that the Company lives into the principles espoused in our Position on Human Rights. The Company's Enterprise Human Rights Governance Council (EHRGC), comprised of senior leaders representing key functions, leads our global human rights program management and meets at least quarterly to set priorities and monitor progress. Two members of the J&J Executive Committee—the Executive Vice President, Chief Human Resources Officer, and the Executive Vice President, Chief Technical Operations & Risk Officer—serve as executive sponsors of our human rights program and provide appropriate support and oversight. The Regulatory Compliance & Sustainability Committee (RCSC) of the Board of Directors oversees management's approach to human rights, and receives updates at least annually outlining the continued evolution of the Company's approach to human rights and external regulatory and stakeholder developments.

Our due diligence processes and management systems across our business serve to help identify and address potential and actual human rights impacts. In recent years the Company strengthened due diligence on fair working conditions for our employees and workers in our supply base by more deeply integrating due diligence procedures, risk assessments, and accountabilities into human resources and procurement management systems.

The Company is committed to continuously strengthening its approach to human rights, including due diligence processes, reporting and disclosure.

Johnson & Johnson recognizes that respecting human rights and related due diligence is a process of continuous improvement, and we review and refine our approach on an ongoing basis. The Company values feedback from our investors and continuously seeks opportunities to enhance our disclosures in ways that our stakeholders find valuable. Consistent with this philosophy, we periodically review and update our Position on Human Rights to ensure it reflects our enterprise-wide approach to human rights as well as evolving external expectations. We publicly report progress on our approach to human rights through our annual Health for Humanity Report, along with legally required disclosures (e.g., Global Modern Slavery Statement; Conflict Minerals Report).

The Company also publishes the U.S. Transparency Report (https://transparencyreport.janssen.com), which demonstrates the Company's responsible approach to pricing, as well as programs to enable access for underserved populations, including in the United States.

Reflecting the Company's significant efforts concerning human rights and access to healthcare, the Board believes the proposed impact assessment is unnecessary, would not provide meaningful new information to shareholders, and would therefore not be in the best interests of the Company or its shareholders.

It is, therefore, recommended that shareholders vote **AGAINST** this proposal.

Other information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board for the Annual Meeting of Shareholders. This Proxy Statement, proxy card and our 2024 Annual Report to shareholders are being distributed to our shareholders on or about March 12, 2025.

Shareholders entitled to vote and voting standard

Shareholders of record of our common stock at the close of business on February 25, 2025 are entitled to notice of, and to vote at, our Annual Meeting and at any adjournments or postponements of the Annual Meeting. Each share of common stock entitles its owner to one vote. On February 25, 2025, there were 2,409,847,729 shares outstanding.

To constitute a quorum, a majority of the shares entitled to vote must be represented in person or by proxy at the Annual Meeting. Approval of each voting item, including the election of Directors, requires the affirmative vote of a majority of the votes cast at the Annual Meeting. For purposes of determining the number of votes cast with respect to these matters, only those cast "For" or "Against" are included; abstentions and broker non-votes are counted only for purposes of determining whether a quorum is present at the Annual Meeting.

How to vote

You are encouraged to vote in advance of the Annual Meeting using one of the following voting methods.

Make sure you have your notice (which may have been sent to you electronically), proxy card or vote instruction form in hand and follow the instructions.

Registered shareholders: Shareholders who hold their shares directly with our stock registrar, Computershare, can vote any one of four ways:

 To vote **VIA THE INTERNET** *prior to the meeting,* go to the website listed on your proxy card or notice.

 To vote **BY PHONE,** call the telephone number specified on your proxy card or on the website listed on your notice.

 If you vote via the internet or by telephone, your voting instructions may be transmitted up until 11:59 p.m. Eastern Time on April 23, 2025, except with respect to shares held in a Johnson & Johnson employee savings plan, which must be submitted by 5:00 p.m. Eastern Time on April 22, 2025. See Johnson & Johnson Employee Savings Plans on page 131 for voting instructions regarding shares held under our savings plans.

 If you received paper copies of your proxy materials, mark, sign, date and return your proxy card in the postage-paid envelope provided to vote **BY MAIL.**

 To vote **DURING THE VIRTUAL MEETING,** visit www.virtualshareholdermeeting.com/JNJ2025 and use your 16-digit control number.

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by using one of the methods described above.

Beneficial shareholders: Shareholders who hold their shares beneficially through an institutional holder of record, such as a bank or broker (sometimes referred to as holding shares "in street name"), will receive voting instructions from that holder of record. If you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from the holder of record of your shares and present it at the Annual Meeting.

Annual Meeting of Shareholders attendance

The 2025 Annual Meeting will be held online in a virtual format.

Shareholders as of the record date may attend, vote and submit questions virtually at our Annual Meeting of Shareholders by logging in at www.proxyvote.com/JNJ. To log in, shareholders (or their authorized representatives) will need the 16-digit control number provided on your notice, on your proxy card or in the voting instructions that accompanied your proxy materials. On the day of the meeting, shareholders should log into www.virtualshareholdermeeting.com/JNJ2025.

If you are unable to locate your 16-digit control number, please call Shareholder Meeting Registration Phone Support (toll free) at 844-983-0876 or (international toll call) at 303-562-9303, or email AnnualMeeting@its.jnj.com for assistance.

Other matters

The Board does not intend to bring other matters before the Annual Meeting except items incident to the conduct of the Annual Meeting, and we have not received timely notice from any shareholder of an intent to present any other proposal at the Annual Meeting. On any matter properly brought before the Annual Meeting by the Board or by others, the persons named as proxies in the accompanying proxy, or their substitutes, will vote in accordance with their best judgment.

Notice and access

We distribute proxy materials to many shareholders via the internet under the SEC's "Notice and Access" rules to save costs and paper. Using this method of distribution, on or about March 12, 2025, we mailed the Important Notice Regarding the Availability of Proxy Materials (Notice) that contains basic information about our 2025 Annual Meeting and instructions on how to view all proxy materials and vote electronically via the internet. If you receive the Notice and prefer to receive the proxy materials by regular mail or e-mail, follow the instructions in the Notice for making this request and the materials will be sent promptly to you via the preferred method. If you prefer to vote by phone rather than internet, the website listed on the Notice (www.proxyvote.com/JNJ) has instructions for voting by phone.

Proxy voting

Your proxy authorizes another person to vote your shares on your behalf at the Annual Meeting. If your valid proxy is timely received by internet, telephone or mail, the persons designated as proxies will vote your shares per your directions. We have designated two of our executive officers as proxies for the 2025 Annual Meeting of Shareholders: J. Wolk and E. Forminard.

Should any other matter not referred to in this Proxy Statement properly come before the Annual Meeting, the designated proxies will vote in their discretion. If any Director nominee should refuse or be unable to serve due to an event that is not anticipated, your shares will be voted for the person designated by the Board to replace such nominee or, alternatively, the Board may reduce the number of Directors on the Board.

Effect of not casting your vote

Proxies that are signed and returned but do not contain voting instructions will be voted:

- **FOR Item 1:** the election of our 11 Director nominees.
- **FOR Item 2:** the advisory vote to approve the compensation of our named executive officers.
- **FOR Item 3:** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm.
- **AGAINST Items 4-5:** the shareholder proposals.
- In the best judgment of the named proxy holders if any other matters are properly brought before the Annual Meeting.

Revoking your proxy or changing your vote

Registered shareholders can change your proxy vote or revoke your proxy at any time before the Annual Meeting by:

- Returning a signed proxy card with a later date.
- Authorizing a new vote electronically through the internet or telephone.
- Delivering a written revocation of your proxy to the Office of the Corporate Secretary at our principal office address before your original proxy is voted at the Annual Meeting.
- Submitting a ballot virtually at the Annual Meeting.

Beneficial shareholders can submit new voting instructions by following specific directions provided by your bank, broker or other holder of record. You can also vote during the Annual Meeting if you obtain a legal proxy from your bank, broker or other holder of record.

Your personal attendance at the virtual Annual Meeting does not revoke your proxy. Unless you vote at the Annual Meeting, your last valid proxy prior to or at the Annual Meeting will be used to cast your vote.

Johnson & Johnson employee savings plans

If you hold shares in a Johnson & Johnson employee savings plan, you will receive one proxy card or notice (either electronically or by mail) that covers the shares held for you in your savings plan, as well as any other shares registered directly in your name (but not shares held beneficially through a bank, broker or other holder of record). If you submit voting instructions for the plan shares via the internet, by telephone or by mail, as described above, by 5:00 p.m. Eastern Time on April 22, 2025, the Trustee of your savings plan will vote your shares as you have directed. Your voting instructions will be kept confidential. It is important that you direct the Trustee how to vote your shares. In accordance with the terms of your respective Johnson & Johnson savings plan, you are the named fiduciary for shares held in your savings plan and have the right to direct the Trustee with respect to those shares. If you do not direct the plan Trustee how to vote your shares, the Trustee will vote your shares in direct proportion to the votes cast for all shares held in that plan for which voting instructions were provided by other plan shareholders if the voted shares are at five percent (5%) or above of allocated shares. If the voted shares in that plan are less than five percent (5%) of allocated shares, the Trustee may vote any undirected shares at its discretion.

Participants in a Johnson & Johnson employee savings plan may attend the Annual Meeting of Shareholders. However, shares held in those plans can only be voted as described herein and cannot be voted at the Annual Meeting.

Proxy solicitation

In addition to the solicitation of proxies by mail, several regular employees of the Johnson & Johnson family of companies may solicit proxies in person or by telephone. We have also retained the firm of Sodali & Co to aid in the solicitation of banks, brokers and institutional and other shareholders for a fee of approximately $20,000, plus reimbursement of expenses. We will bear all costs of the solicitation of proxies. Any registered shareholder voting by proxy card may substitute the name of another person in place of the persons presently named as proxies. In order to vote, a substitute proxy must present adequate identification to a representative of the Office of the Corporate Secretary.

Reduce duplicate mailings

We have adopted a procedure approved by the SEC called "householding." Under this procedure, registered shareholders who have the same address and last name and who receive either notices or paper copies of the proxy materials in the mail will receive only one copy of our proxy materials, or a single envelope containing the notices, for all shareholders at that address. This consolidated method of delivery continues until one or more of these shareholders notifies us that they would like to receive individual copies of proxy materials. This procedure reduces our printing costs and postage fees. Shareholders who participate in householding continue to receive separate proxy cards or notices for voting their shares.

Registered shareholders who wish to discontinue householding and receive separate copies of proxy materials may notify Computershare by calling (800) 328-9033 or may send a written request to the Office of the Corporate Secretary at the address of our principal office.

Beneficial shareholders may request information about householding from your bank, broker or other holder of record.

Electronic access to proxy materials

This Proxy Statement and our 2024 Annual Report are available at www.investor.jnj.com/asm. If you received paper copies of this year's Proxy Statement and Annual Report by mail, you can elect to receive an e-mail message in the future that will provide a link to those documents and voting instructions on the internet. By opting to access your proxy materials via the internet, you will:

- Gain faster access to your proxy materials.

- Help save on our production and mailing costs.

- Reduce the amount of paper mail you receive.

- Help preserve environmental resources.

If you have enrolled in the electronic access service previously, you will continue to receive your proxy materials by e-mail unless and until you elect an alternative method of delivery.

Registered shareholders may enroll in the electronic proxy and Annual Report access service for future Annual Meetings of Shareholders by registering at www.computershare-na.com/green. If you vote via the internet, simply follow the prompts that link you to that website.

Beneficial shareholders who wish to enroll for electronic access may register at enroll.icsdelivery.com/jnj, or by following instructions for e-delivery from your broker or other holder of record.

Notice to investors concerning forward-looking statements

This Proxy Statement contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson. Risks and uncertainties include, but are not limited to: economic factors, such as interest rate and currency exchange rate fluctuations; competition, including technological advances, new products and patents attained by competitors; challenges inherent in new product research and development, including uncertainty of clinical success and obtaining regulatory approvals; uncertainty of commercial success for new and existing products; challenges to patents; the impact of patent expirations; the ability of the Company to successfully execute strategic plans, including restructuring plans; the impact of business combinations and divestitures; manufacturing difficulties or delays, internally or within the supply chain; product efficacy or safety concerns resulting in product recalls or regulatory action; significant adverse litigation or government action, including related to product liability claims; changes to applicable laws and regulations, including tax laws and global healthcare reforms; trends toward healthcare cost containment; changes in behavior and spending patterns of purchasers of healthcare products and services; financial instability of international economies and legal systems and sovereign risk; increased scrutiny of the healthcare industry by government agencies; the potential failure to meet obligations in compliance agreements with government bodies; and the Company's ability to realize the anticipated benefits from the separation of Kenvue Inc. A further list and descriptions of these risks, uncertainties and other factors can be found in Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended December 29, 2024, including in the sections captioned "Cautionary Note Regarding Forward-Looking Statements" and "Item 1A. Risk Factors," and in Johnson & Johnson's subsequent Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission. Copies of these filings are available online at www.sec.gov, www.jnj.com or on request from Johnson & Johnson. Any forward-looking statement made in this Proxy Statement speaks only as of the date of this Proxy Statement. Johnson & Johnson does not undertake to update any forward-looking statement as a result of new information or future events or developments.

Contacting the Board, individual Directors and Committees

You can contact any of the Directors, including the Lead Director, by writing to them c/o Johnson & Johnson, Office of the Corporate Secretary, One Johnson & Johnson Plaza, New Brunswick, NJ 08933. Employees and others who wish to contact the Board or any member of the Audit Committee to submit good faith complaints regarding fiscal improprieties, internal accounting controls, accounting or auditing matters, may do so anonymously by using the address above. You can also use the on-line submission forms on our website to contact the Board and the Audit Committee. Our process for handling communications to the Board or the individual Directors has been approved by the independent Directors and can be found at www.investor.jnj.com/governance/corporate-governance-overview.

Shareholder proposals, director nominations by shareholders and other items of business

Address to submit a shareholder proposal or director nomination:

Proposals and other items of business should be directed to the attention of the Office of the Corporate Secretary at the address of our principal office: One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

Type of proposal	Deadline	Submission requirements
Shareholder Proposal To be included in our Proxy Statement and proxy card for the 2026 Annual Meeting of Shareholders	November 12, 2025	Must comply with Rule 14a-8 under the U.S. Securities and Exchange Act of 1934, as amended
Proxy Access Nominee Shareholder nomination of a Director to be included in our Proxy Statement and proxy card for the 2026 Annual Meeting of Shareholders pursuant to our proxy access By-Law	Between October 13, 2025 and November 12, 2025	Must include the information specified under our By-Laws
Advance Notice Provisions for Item of Business Business proposal not intended to be included in our Proxy Statement and proxy card for the 2026 Annual Meeting of Shareholders	Between October 13, 2025 and November 12, 2025	Must include the information specified under our By-Laws
Advance Notice Provisions for Director Nominee Shareholder nomination of a Director not pursuant to our proxy access By-Law	Between October 13, 2025 and November 12, 2025	Must include the information specified under our By-Laws and as required by Rule 14a-19

Our By-Laws can be found at www.investor.jnj.com/governance/corporate-governance-overview.

Corporate governance materials

The Company's main corporate website address is www.jnj.com. This Proxy Statement, the 2024 Annual Report and all of the Company's other SEC filings are also available on the Company's website at www.investor.jnj.com/financials/sec-filings/ as soon as reasonably practicable after having been electronically filed or furnished to the SEC. All SEC filings are also available at the SEC's website at www.sec.gov.

Investors and the public should note that the Company also announces information through its press releases and media statements at www.jnj.com/mediacenter, investor.jnj.com and www.factsabouttalc.com. We use these websites to communicate with investors and the public about our products, litigation and other matters. It is possible that the information we post to these websites could be deemed to be material information. Therefore, we encourage investors and others interested in the Company to review the information posted to these websites in conjunction with www.jnj.com, the Company's SEC filings, press releases, public conference calls and webcasts.

In addition, the Restated Certificate of Incorporation, as amended, Amended and Restated By-Laws, the written charters of the Audit Committee, the Compensation & Benefits Committee, the Nominating & Corporate Governance Committee, the Regulatory Compliance & Sustainability Committee and the Science & Technology Committee of the Board of Directors, and the Company's Principles of Corporate Governance, Code of Business Conduct (for employees), Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers and other corporate governance materials are available on the Company's website at www.investor.jnj.com/corporate-governance and will be provided without charge to any shareholder submitting a written request, as provided above. The information on www.jnj.com, investor.jnj.com and www.factsabouttalc.com is not, and will not be deemed, a part of this Proxy Statement or incorporated into any other filings the Company makes with the SEC.

Corporate disclosures and other helpful websites

Company	www.jnj.com
Annual Meeting materials	www.investor.jnj.com/asm
Board of Directors	www.investor.jnj.com/governance/corporate-governance-overview
Certificate of Incorporation and By-Laws	www.investor.jnj.com/governance/corporate-governance-overview
Contact the Board	www.investor.jnj.com/governance/corporate-governance-overview
Corporate governance	www.investor.jnj.com/governance/corporate-governance-overview
ERM Framework	www.jnj.com/about-jnj/enterprise-risk-management-framework
ESG resources	www.jnj.com/esg-resources
Health for Humanity Report	healthforhumanityreport.jnj.com
Investor relations	www.investor.jnj.com
U.S. Pricing Transparency Report	transparencyreport.janssen.com
Political engagement	www.investor.jnj.com/political-engagement
SEC filings	www.investor.jnj.com/financials/sec-filings
Talc	www.factsabouttalc.com

Non-GAAP reconciliation

Johnson & Johnson and subsidiaries reconciliation of non-GAAP financial measures

(Dollars in Millions Except Per Share Data)	Twelve Months Ended		
	2024	2023	2022
Net Earnings from Continuing Operations, after tax- as reported	**$14,066**	**$13,326**	**$16,370**
Pre-tax Adjustments			
Litigation related	5,450	7,152	866
Intangible Asset Amortization expense	4,526	4,532	3,944
COVID-19 Vaccine related costs [1]	100	663	1,474
Restructuring related [2]	269	798	372
Medical Device Regulation [3]	204	311	296
Acquisition, integration and divestiture related	1,226	339	196
Losses on securities	306	641	690
IPR&D impairments	211	313	783
Other	—	—	(7)
Tax Adjustments			
Tax impact on special item adjustments [4]	(2,135)	(2,694)	(1,294)
Tax legislation and other tax related	19	28	106
Adjusted Net Earnings from Continuing Operations, after tax	**$24,242**	**$25,409**	**$23,796**
Average shares outstanding (Diluted)	2,429.4	2,560.4	2,663.9
Adjusted net earnings per share from Continuing Operations (Diluted)	**$9.98**	**$9.92**	**$8.93**

[1] COVID-19 Vaccine related costs include remaining commitments and obligations, including external manufacturing network exit costs and required clinical trial expenses, associated with the Company's completion of its COVID-19 vaccine contractual commitments which was completed in Q4 2024.

[2] In fiscal 2023, the company completed a prioritization of its research and development (R&D) investment within the Innovative Medicine segment to focus on the most promising medicines with the greatest benefit to patients. This resulted in the exit of certain programs within therapeutic areas. The R&D program exits are primarily in infectious diseases and vaccines including the discontinuation of its respiratory syncytial virus (RSV) adult vaccine program, hepatitis and HIV development. The restructuring expense of $102 million in fiscal 2024 and $479 million in fiscal 2023 includes the termination of partnered and non-partnered program costs, asset impairments and asset divestments. This program was completed in Q4 2024.

In fiscal 2023, the Company initiated a restructuring program of its Orthopaedics franchise within the MedTech segment to streamline operations by exiting certain markets, product lines and distribution network arrangements. The restructuring expense of $167 million in fiscal 2024 and $319 in fiscal 2023 primarily includes costs related to the market and product exits.

Restructuring related costs in fiscal 2022 are for the global supply chain actions that began in fiscal 2018 and were completed in Q4 2022.

[3] European Medical Device Regulation (MDR) costs represent one-time compliance costs for the Company's previously registered products. MDR is a replacement of the existing European Medical Devices Directive regulatory framework, and manufacturers of currently marketed medical devices were required to comply with EU MDR beginning in May 2021. The Company considers the adoption of EU MDR to be a significant one-time regulatory change and is not indicative of on-going operations. The Company has excluded only external third-party regulatory and consulting costs from its MedTech operating segments' measures of profit and loss used for making operating decisions and assessing performance. The implementation was substantially completed as of Q4 2024, and ongoing costs will be reflected in MedTech's operating results beginning in 2025.

[4] The tax impact related to special item adjustments reflects the current and deferred income taxes associated with the above pre-tax special items in arriving at adjusted earnings.

Johnson&Johnson

www.jnj.com/